      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 2, 2000

                                            REGISTRATION STATEMENT NO. 333-96331
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                               AMENDMENT NO. 3 TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               COHO ENERGY, INC.
             (Exact name of registrant as specified in its charter)

             TEXAS                            1311                           75-2488635
(State or other jurisdiction of   (Primary Standard Industrial              (IRS Employer
incorporation or organization)     Classification Code Number)         Identification Number)

         14785 PRESTON ROAD, SUITE 860                          MICHAEL MCGOVERN,
              DALLAS, TEXAS 75240                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                (972) 774-8300                            14785 PRESTON ROAD, SUITE 860
       (Address, Including Zip Code, and                       DALLAS, TEXAS 75240
    Telephone Number, Including Area Code,                       (972) 774-8300
 of Registrant's Principal Executive Offices)        (Name, Address, Including Zip Code, and
                                                     Telephone Number, Including Area Code,
                                                              of Agent for Service)

                                With a Copy to:

                             HARVA R. DOCKERY, ESQ.
                          FULBRIGHT & JAWORSKI L.L.P.
                          2200 ROSS AVENUE, SUITE 2800
                              DALLAS, TEXAS 75201

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


              PROSPECTUS SUBJECT TO COMPLETION. DATED MAY 1, 2000.


                            UP TO 11,355,804 SHARES

                                  [COHO LOGO]

                               COHO ENERGY, INC.

                                  COMMON STOCK
                             ---------------------

    We are distributing to the holders of our old common stock rights as of March 6, 2000, to purchase up to an aggregate of 8,663,846 shares of our new common stock. The total purchase price of the shares offered will be $90,103,998 if this rights offering is fully subscribed. The rights are not transferable and will not be listed for trading on any stock exchange. We are also registering an additional 2,691,958 shares of new common stock for distribution to the lenders who participated in the standby loan made under the terms of our plan of reorganization.

    If you owned common stock on March 6, 2000, the record date for this rights offering, you will receive, at no cost, a right to buy 0.338 shares of new common stock at a price of $10.40 per share for each share of common stock that you owned on the record date. This right is called the basic subscription privilege. If you decide to purchase all of the shares that you are eligible to purchase under the basic subscription privilege, you may also offer to buy additional shares of new common stock at the same subscription price per share. This right is called the over-subscription privilege. We will round the number of rights you receive to the nearest whole number.

    The rights are exercisable beginning on the date of this prospectus. The rights will expire if they are not exercised by 5:00 p.m., New York City time, on May 31, 2000, the expected expiration date of the rights. If you wish to participate in this rights offering, we recommend that you follow the instructions set forth in this prospectus and that you submit all subscription documents and payments to the subscription agent at least 10 days before the deadline. All subscriptions will be held in escrow by our subscription agent, ChaseMellon Shareholder Services, L.L.C., until accepted by us. We, in our sole discretion, may extend the period for exercising the rights.


    The new common stock has had a very limited trading history since we emerged from bankruptcy. Since April 3, 2000, the new common stock has traded in the over-the-counter market under the symbol "CHOH." On April 28, 2000, the last price at which the new common stock traded in the over-the-counter market was $5.00.


                             ---------------------

     INVESTING IN THE NEW COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 8 BEFORE PURCHASING ANY OF THE NEW COMMON STOCK.
                             ---------------------

                      SUBSCRIPTION PRICE: $10.40 PER SHARE

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public Offering Price.......................................   $10.40     $90,103,998
Estimated Expenses..........................................   $ 0.06     $   550,000
Net Proceeds to Coho........................................   $10.34     $89,553,998

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------


                  THE DATE OF THIS PROSPECTUS IS MAY 1, 2000.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING.............    1
PROSPECTUS SUMMARY..........................................    4
SUMMARY CONSOLIDATED FINANCIAL INFORMATION..................    5
SUMMARY HISTORICAL RESERVES AND OPERATING DATA..............    7
RISK FACTORS................................................    8
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...   13
GLOSSARY....................................................   14
THE RIGHTS OFFERING AND PLAN OF DISTRIBUTION................   16
THE OFFERING TO STANDBY LENDERS.............................   23
USE OF PROCEEDS.............................................   24
DIVIDEND POLICY.............................................   24
PRICE RANGE OF COMMON STOCK.................................   25
CAPITALIZATION..............................................   26
SELECTED FINANCIAL DATA.....................................   28
THE PLAN OF REORGANIZATION..................................   29
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   35
BUSINESS....................................................   48
OIL AND GAS OPERATIONS......................................   52
MANAGEMENT..................................................   71
EXECUTIVE COMPENSATION......................................   73
SECURITY OWNERSHIP OF PRINCIPAL BENEFICIAL OWNERS AND
  MANAGEMENT................................................   78
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............   80
DESCRIPTION OF EXISTING INDEBTEDNESS........................   81
DESCRIPTION OF OUR CAPITAL STOCK............................   84
DILUTION....................................................   86
LEGAL MATTERS...............................................   87
INDEPENDENT AUDITORS........................................   87
ENGINEERS...................................................   87
WHERE YOU CAN FIND MORE INFORMATION.........................   87
INDEX TO FINANCIAL STATEMENTS...............................  F-1

                QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

WHY ARE WE CONDUCTING THE RIGHTS OFFERING?

     We are conducting this rights offering to raise capital as part of a comprehensive plan of reorganization under Chapter 11 of the Bankruptcy Code. Our plan of reorganization is designed to provide us with additional financial flexibility and to allow us to continue as a going concern. The rights offering is made to shareholders as of the record date, March 6, 2000.

WHAT IS THE RIGHTS OFFERING?

     The rights offering is a distribution of rights on a pro rata basis to all of our shareholders who held shares of our common stock on March 6, 2000, the record date. "Pro rata" means in proportion to the number of shares of our old common stock that you and the other shareholders held on the record date. We are distributing 0.338 rights for each share of our old common stock held on the record date. We will not issue any fractional rights, but rather will round any fractional rights to the nearest whole number.

WHAT IS A RIGHT?

     Each right entitles the shareholder to purchase one share of our new common stock at a subscription price of $10.40 per share. Each right carries with it a basic subscription privilege and an over-subscription privilege.

WHAT IS THE NEW COMMON STOCK?

     On March 31, 2000, the effective date of confirmation of our plan of reorganization, we canceled our old common stock and issued new common stock. Generally, the new common stock carries the same rights as the old common stock, except that holders of the new common stock will not have cumulative voting rights. See the sections of this prospectus called "The Plan of Reorganization" and "Description of Our Capital Stock" for more information regarding the new common stock.

WHAT IS THE BASIC SUBSCRIPTION PRIVILEGE?

     The basic subscription privilege of each right entitles you to purchase one share of our new common stock for the subscription price.

WHAT IS THE OVER-SUBSCRIPTION PRIVILEGE?

     The over-subscription privilege of each right entitles you, if you fully exercise your basic subscription privilege, to subscribe to purchase additional shares of new common stock at the same subscription price per share.

WHAT ARE THE LIMITATIONS ON THE OVER-SUBSCRIPTION PRIVILEGE?

     We will be able to satisfy your exercise of the over-subscription privilege only if other rights holders do not fully exercise their basic subscription privileges. If sufficient shares of our new common stock are available, we will honor the over-subscription requests in full. If over-subscription requests exceed the number of shares which are available, we will allocate the available shares pro rata among those rights holders who over-subscribed, based on the number of shares purchased under the basic subscription privilege.

WHAT IS THE STANDBY LOAN?

     On March 31, 2000, the effective date of confirmation of our plan of reorganization, we entered into a loan with some of our bondholders and others to borrow $72 million. This loan is also called the standby loan, and the lenders are called the standby lenders, in this prospectus. Under the terms of the standby loan, the standby lenders will be issued shares of new common stock representing 14.4% of all shares of new common stock outstanding, including any shares issued in the rights offering. See the section of this prospectus called "Dilution" for more information. These shares that will be issued to the standby lenders are being offered to the standby lenders under this prospectus.

ARE THERE ANY ANTI-DILUTION PROTECTIONS?

     Yes, there is limited anti-dilution protection for shares subscribed in the rights offering. Under the standby loan, we will issue additional shares of new common stock to the standby lenders. The number of shares to be issued to those lenders, assuming no shares are issued under the rights offering, is 2,691,958. Shares issued under the rights offering will not be diluted by shares issued under the standby loan. Persons who receive shares under the rights offering will receive additional shares to ensure that their percentage ownership of our new common stock issued under the rights offering remains constant after taking into account shares issued under the standby loan. Shares purchased in this rights offering will carry no other anti-dilution protection if and when we issue more new common stock or other securities in the future. For more information regarding anti-dilution protection, see the section of this prospectus called "Dilution."

WHEN WILL THE RIGHTS EXPIRE?

     The rights will expire at 5:00 p.m., New York City time, on May 31, 2000, unless we extend the time for exercise of the rights.

WHAT SHOULD I DO IF I WANT TO PARTICIPATE IN THE RIGHTS OFFERING BUT MY SHARES ARE HELD IN THE NAME OF MY BROKER OR A CUSTODIAN BANK?

     If you hold shares of our old common stock through a broker, dealer or other nominee, we will ask your broker, dealer or nominee to notify you of the rights offering. If you wish to exercise your rights, you will need to have your broker, dealer or nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or nominee the form entitled "Beneficial Owner Election Form," together with your check for the subscription price of the rights you wish to exercise. You should receive this form from your broker, dealer or nominee with the other offering materials.

WILL I BE CHARGED A COMMISSION OR FEE IF I EXERCISE MY RIGHTS?

     No. We will not charge a brokerage commission or a fee to rights holders for exercising their rights. However, if you exercise your rights through a broker or nominee, you will be responsible for any fees charged by your broker or nominee.

ARE THERE ANY CONDITIONS TO EXERCISING MY RIGHTS?

     Yes. The exercise of your rights is subject to the conditions described under the heading "The Rights Offering and Plan of Distribution -- Conditions to the Rights Offering" in this prospectus.

MAY I SELL OR TRANSFER MY RIGHTS IF I DO NOT WANT TO PURCHASE ANY SHARES?

     No. The rights are not transferable and may not be sold.


WILL I BE ABLE TO TRADE MY RIGHTS ON THE NASDAQ STOCK MARKET?



     No. The rights will not be listed for trading on the Nasdaq Stock Market or any other stock exchange.


IF I EXERCISE RIGHTS IN THE RIGHTS OFFERING, MAY I CANCEL OR CHANGE MY DECISION?

     No. All exercises of rights are irrevocable unless the conditions to completion of this rights offering are not satisfied or waived before the subscription period ends. If we extend the subscription period, you will be able to change your decision.

IF THE RIGHTS OFFERING IS NOT COMPLETED, WILL MY SUBSCRIPTION PAYMENT BE REFUNDED TO ME?

     Yes. The subscription agent will hold all funds it receives in escrow until the rights offering is completed or terminated. If the rights offering is not completed, the subscription agent will return all subscription payments promptly, without interest or deduction.

IS PARTICIPATION IN THE RIGHTS OFFERING RECOMMENDED?

     We and the subscription agent are not making any recommendations as to whether or not you should exercise your rights or participate in the rights offering. You should decide whether to subscribe for our new common stock based on your own assessment of your best interests in consultation with your financial and legal advisors.

WHAT SHOULD I DO IF I HAVE OTHER QUESTIONS?


     If you have questions or need assistance, please contact ChaseMellon Shareholder Services L.L.C., the subscription agent for the rights offering, at
(888) 224-2734.


     Banks and brokerage firms please call (917) 320-6285.

     For a more complete description of this rights offering, see the section of this prospectus called "The Rights Offering and Plan of Distribution."

                               PROSPECTUS SUMMARY

     This summary highlights information contained in this prospectus. This summary does not contain all of the important information that you should consider before exercising the rights and investing in our new common stock. You should read the entire prospectus carefully, including the section called "Risk Factors" and the financial data and related notes, before making an investment decision. The terms "Coho," "our," "us" and "we" as used in this prospectus refer to Coho Energy, Inc. and its consolidated subsidiaries, unless we indicate otherwise or the context otherwise requires. Additional definitions related to oil and gas terms are located in the section of this prospectus called "Glossary."

COHO ENERGY, INC.

     We are an independent energy company engaged, through our wholly owned subsidiaries, in the development and production of, and exploration for, crude oil and natural gas. Our operations are concentrated principally in the U.S. Gulf Coast and Mid-Continent regions, including Mississippi, Oklahoma and Texas.

     At December 31, 1999, our total proved reserves were 113.9 MMBOE, of which approximately 94% were comprised of crude oil and approximately 69% were proved developed. The present value of estimated future net cash flows, before income taxes, of proved crude oil and natural gas reserves, discounted at an assumed rate of 10%, was $790.2 million. We also have substantial exploitation reserve growth opportunities, including recompletions, drilling and waterflood projects. Additionally, we have exploration and exploitation reserve growth opportunities associated with our 3-D seismic databases in Mississippi and Oklahoma within the geographical confines of our existing fields. Of the 21 major producing properties in which operations are conducted, we operate 17 and own an average working interest of approximately 77% in these operated properties. Our significant control of operations and geographic focus have resulted in substantial operating economies of scale that have enabled us to maintain a low cost structure.

     Our strategy is to maximize production and increase reserves through

     - relatively low-risk activities such as development and delineation drilling, multi-zone completions, recompletions, enhancement of production facilities and secondary recovery projects;

     - use of 3-D seismic and other technologies to identify exploration projects and to identify reserves;

     - acquisition of controlling interests in underdeveloped crude oil and natural gas properties; and

     - significant control of operations.

     Our executive offices are located at 14785 Preston Road, Suite 860, Dallas, Texas 75240, and our telephone number is (972) 774-8300.

RECENT DEVELOPMENTS

     On November 30, 1999, we filed our plan of reorganization with the United States Bankruptcy Court for the Northern District of Texas. At a hearing on February 4, 2000, the bankruptcy court approved our disclosure statement with respect to the plan of reorganization. In that hearing, the bankruptcy court also scheduled a confirmation hearing to consider the plan of reorganization for March 15, 2000. On February 14, 2000, we and the Official Committee of Unsecured Creditors jointly filed the Debtors' and Creditors Committee's First Amended and Restated Chapter 11 Plan of Reorganization to reflect the matters contained in the approved disclosure statement. On February 15, 2000, we filed the approved disclosure statement with the bankruptcy court and on February 14, 2000, we began mailing it to holders of claims and equity interests for voting on our plan of reorganization.

     Subsequently, we obtained approval of our plan of reorganization. On March 20, 2000, the bankruptcy court entered a confirmation order confirming our plan of reorganization, as amended and restated, and on March 31, 2000, our plan of reorganization became effective and was consummated.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     Our summary historical consolidated financial information presented below has been derived from our audited consolidated financial statements for each of the years in the three-year period ended December 31, 1999. Additionally, the December 31, 1999 balance sheet data has been adjusted for the following circumstances:


     - to give pro forma effect for projected operating results through March 31, 2000, the effective date of our plan of reorganization, and to give pro forma effect to the consummation of our plan of reorganization;


     - to give pro forma effect for the issuance of shares of new common stock and the repayment of borrowings under the new credit facility assuming that all of the rights are exercised in the rights offering, excluding the additional 10,000 shares of new common stock we are registering in this prospectus to account for the effects of the rounding of rights being granted to the shareholders; and

     - to give pro forma effect for the issuance of shares of new common stock and the repayment of borrowings under the new credit facility assuming 20% of the rights are exercised in the rights offering, excluding the additional 10,000 shares of new common stock we are registering in this prospectus to account for the effects of the rounding of rights being granted to the shareholders.

This information should be read in conjunction with the other information contained under the captions "Capitalization," "Selected Financial Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in conjunction with our consolidated financial statements and related notes to those financial statements included in this prospectus.

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1997       1998        1999
                                                              -------   ---------   --------
STATEMENT OF EARNINGS DATA:
  Operating revenues........................................  $63,130   $  68,759   $ 57,323
  Operating expenses........................................   15,970      26,859     21,155
  General and administrative expenses.......................    7,163       7,750      9,905(1)
  Reorganization costs......................................       --          --      3,123
  Depletion and depreciation................................   19,214      28,135     13,702
  Writedown of crude oil and natural gas properties.........       --     188,000      5,433
  Net interest expense......................................   10,474      32,721     33,698
  Other expense.............................................       --       3,023      1,048
  Income tax expense (benefit)..............................    4,021     (14,383)       (26)
  Net earnings (loss).......................................    6,288    (203,346)   (30,715)
  Basic earnings (loss) per common share....................     0.29       (7.94)     (1.20)
  Diluted earnings (loss) per common share..................     0.28       (7.94)     (1.20)
OTHER FINANCIAL DATA:
  Capital expenditures......................................  $72,667   $  70,143   $  6,349
  EBITDA(2).................................................   39,997      31,127     22,093

                                                                            PRO FORMA         PRO FORMA            PRO FORMA
                                                              AS OF           UPON           PURCHASE OF          PURCHASE OF
                                                           DECEMBER 31,   EFFECTIVENESS       ALL SHARES         20% OF SHARES
                                                               1999        OF THE PLAN    IN RIGHTS OFFERING   IN RIGHTS OFFERING
                                                           ------------   -------------   ------------------   ------------------
BALANCE SHEET DATA:
  Working capital (deficit)(3)...........................   $(407,490)      $ (1,151)          $ (1,151)            $ (1,151)
  Net property and equipment.............................     311,788        310,408            310,408              310,408
  Total assets...........................................     348,801        364,584            377,544              367,176
  Long-term debt, excluding current portion..............          --        259,452            169,452              241,452
  Total shareholders' equity.............................     (91,958)        81,598            184,558              102,190

---------------

(1) General and administrative expenses for the year ended December 31, 1999 were substantially higher than those expenses for 1998 primarily due to the expensing of all salaries and other general and administrative costs associated with exploration and development activities during 1999 as compared to the capitalization of $5.7 million of those costs in the year ended December 31, 1998.

(2) "EBITDA" refers to earnings before interest, taxes, depreciation, depletion and amortization. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles as an indicator of our operating performance or liquidity.

(3) Working capital (deficit) includes $388,685 related to the current portion of long-term debt.

                   SUMMARY HISTORICAL RESERVES AND OPERATING DATA

     The following table sets forth summary information with respect to our estimated proved crude oil and natural gas reserves and our operations as of the dates or for the periods indicated. For more information regarding our reserves and our operations, see the section of this prospectus called "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes to those financial statements included in this prospectus.

                                                                      AS OF DECEMBER 31,
                                                              ----------------------------------
                                                                 1997        1998        1999
                                                              ----------   --------   ----------
PROVED RESERVES:
Crude oil and condensate (MBbls)............................      95,084    100,004      107,113
Natural gas (MMcf)..........................................     147,505     66,328       40,638
          Total (MBOE)......................................     119,668    111,059      113,886
Estimated future net cash flows (before income tax, in
  thousands)................................................  $1,043,516   $549,018   $1,784,368
Present value of proved reserves (in thousands).............  $  526,277   $269,298   $  790,154
Proved developed reserves as a percent of total reserves....         70%        67%          69%

                             SUMMARY OPERATING DATA

                                                               YEAR ENDED DECEMBER 31,
                                                               ------------------------
                                                                1997     1998     1999
                                                               ------   ------   ------
PRODUCTION VOLUMES:
Crude oil and condensate (MBbls)............................    2,820    5,069    3,343
Natural gas (MMcf)..........................................    7,666    8,124    2,608
          Total (MBOE)......................................    4,098    6,424    3,778
AVERAGE SALES PRICE PER UNIT:
Crude oil and condensate (per Bbl)..........................   $16.31   $10.40   $15.40
Natural gas (per Mcf).......................................     2.23     1.98     2.24
PER BOE DATA:
Average sales price.........................................   $15.41   $10.70   $15.17
Production expenses.........................................     3.90     4.18     5.60

                                  RISK FACTORS

     An investment in our new common stock is extremely risky. You should carefully consider the following factors, together with the other information contained in this prospectus, before deciding to exercise your rights. An investment in our new common stock involves a high degree of risk and may not be appropriate for investors who cannot afford to lose their entire investment.

RISK FACTORS RELATING TO OUR BUSINESS

  THE BANKRUPTCY MAY HAVE CREATED A NEGATIVE IMAGE OF US.

     The effect, if any, which our plan of reorganization may have on our operations now that it has been consummated cannot be accurately predicted or quantified. We believe that the consummation of our plan of reorganization will have a minimal future effect on our relationships with our customers, employees and suppliers. Our plan of reorganization was consummated on March 31, 2000, but there could be a detrimental impact on future sales and patronage because of the negative image of us that may have been created by the bankruptcy.

  OUR LEVEL OF DEBT MAY NOT ALLOW US PROPERLY TO PLAN FOR FUTURE OPPORTUNITIES OR TO COMPETE EFFECTIVELY.

     After the consummation of our plan of reorganization, we have a significant amount of indebtedness. Assuming the completion of the purchase of all shares of new common stock under the rights offering, our total consolidated indebtedness would be $169.5 million and the ratio of total consolidated indebtedness to total capitalization would be 48%. Our high level of indebtedness will have several important effects on our future operations, including:

     - requiring us to devote a substantial portion of our cash flow from operations to pay interest on our indebtedness and not for other uses, such as funding working capital or capital expenditures;

     - limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

     - putting us at a competitive disadvantage to our competitors who have less debt than us; and

     - limiting our flexibility to plan for, or to react to, changes in our business and the industry in which we operate.

     Please refer to the sections of this prospectus called "The Plan of Reorganization -- The New Debt and Equity" and "Description of Existing Indebtedness" for a description of our new indebtedness after consummation of our plan of reorganization.

  LIQUIDITY CONSTRAINTS MAY HINDER OUR CONTINUED OIL AND GAS OPERATIONS.

     We have historically funded our operations primarily through our cash flow from operations and borrowings under credit sources. Due to our need to conserve capital, we have reduced maintenance of our wells, which has substantially reduced our cash flow from operations. We anticipate our principal sources of liquidity during the next 12 months will be cash on hand, including the net proceeds of the rights offering and the standby loan, and cash generated by operations. For more information regarding our liquidity constraints, see the sections of this prospectus called "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Description of Existing Indebtedness" and our consolidated financial statements and the related notes included in this prospectus.

     Our ability to raise funds through additional indebtedness is limited by the terms of our plan of reorganization. Additionally, substantially all of our crude oil and natural gas properties are subject to a lien for the benefit of the lenders under the new credit facility, further limiting our ability to incur additional indebtedness. We may also choose to issue equity securities or sell assets to fund our operations, although the terms of our new indebtedness limit our use of the proceeds of any sale of assets. For a description of these limitations, see the sections of this prospectus called "The Plan of Reorganization --

The New Debt and Equity" and "Description of Existing Indebtedness." If we elect to raise additional capital by issuing equity securities, there can be no assurance that we will be able to obtain equity financing on satisfactory terms.

  PAST SUBSTANTIAL NET LOSSES MAY AFFECT FUTURE OPERATIONS.

     We experienced a substantial loss for the year ended December 31, 1998 of $203.3 million and for the year ended December 31, 1999 of $30.7 million. There can be no assurances that we will become profitable in the future. For more information regarding our losses, see the section of this prospectus called "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included in this prospectus.

  WE MAY NOT BE ABLE TO REPLACE DEPLETED RESERVES THAT ARE NECESSARY TO CONTINUE OUR PRODUCTION.

     The rate of production from crude oil and natural gas properties declines as reserves are depleted. Except to the extent we acquire additional properties containing proved reserves, or conduct successful exploration and development activities or, through engineering studies, identify additional formations with primary or secondary reserve opportunities on our own properties, our proved reserves will decline as reserves are produced. Future crude oil and natural gas production is therefore highly dependent on our level of success in finding and acquiring additional reserves. Our ability to continue acquiring producing properties or companies that own producing properties assumes that major integrated oil companies and independent oil companies will continue to divest many of their crude oil and natural gas properties. There can be no assurance that these divestitures will continue or that we will be able to acquire producing properties at acceptable prices. Our ability to develop additional reserves is limited by the terms of the new credit facility and the standby loan, each of which limits our ability to obtain additional financing in the future for acquisitions and capital expenditures.

  OUR PROFITABILITY IS HIGHLY DEPENDENT ON INDUSTRY CONDITIONS THAT HAVE, IN THE PAST, CAUSED US TO IMPLEMENT SIGNIFICANT WRITEDOWNS OF OUR ASSETS.

     Our revenue, profitability and future rate of growth substantially depend on prevailing prices for crude oil and natural gas. Crude oil and natural gas prices can be extremely volatile and in recent times have been depressed by excess total domestic and imported supplies. Prices are also affected by actions of state and local agencies, the United States and foreign governments and international cartels. Prices for crude oil and natural gas have recently rebounded from historic lows on an inflation-adjusted basis. There can be no assurance that commodity prices will rise or will not return to historic lows. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of crude oil and natural gas. The substantial and extended decline in the prices of crude oil and natural gas, until recently, adversely affected our financial condition and the results of our operations, including reduced cash flow and borrowing capacity, which has not been overcome by the most recent price rebound. All of these factors are beyond our control.


     We periodically review the carrying value of our crude oil and natural gas properties under the full cost accounting rules of the Securities and Exchange Commission. Under these rules, capitalized costs of proved oil and natural gas properties may not exceed a present value, based on flat prices at a single point in time, of estimated future net revenues from proved reserves, discounted at 10%. Application of the ceiling test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a write-down for accounting purposes if the ceiling is exceeded. We were required to write down the carrying value of our crude oil and natural gas properties during 1998 by an aggregate of $188 million. We took a write-down of our Tunisian properties of $5.4 million during the third quarter of 1999 once it was determined that an exploratory well drilled in Tunisia, North Africa would not produce sufficient quantities of crude oil to justify further completion work on the well. When a write-down is required, it results in a charge to earnings, but does not affect cash flow from operating activities. Once incurred, a write-down of crude oil and natural gas properties is not reversible at a later date.

  WE RELY ON ESTIMATES OF PROVED RESERVES AND FUTURE NET REVENUE INFORMATION THAT ARE SUBJECT TO MANY FACTORS AND ANY NEGATIVE VARIANCE IN THESE ESTIMATES COULD AFFECT OUR REPORTED ASSETS AND OUR ABILITY TO BORROW FUNDS.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond our control. The reserve data included in this prospectus represent only estimates. In addition, the estimates of future net revenue from proved reserves and their present value are based on assumptions about future production levels, prices and costs that may not prove to be correct over time. In particular, estimates of crude oil and natural gas reserves, future net revenue from proved reserves and the present value of proved reserves for the crude oil and natural gas properties described in this prospectus are based on the assumption that future crude oil and natural gas prices remain the same as crude oil and natural gas prices at December 31, 1999. The NYMEX prices as of December 31, 1999, used for purposes of our estimates were $25.60 per Bbl of crude oil and $2.33 per Mcf of natural gas. Any significant variance in actual results from these assumptions could also materially affect the estimated quantity and value of our reserves.

  IF WE ARE UNABLE TO COMPETE EFFECTIVELY AGAINST MAJOR OIL COMPANIES AND OTHER INDEPENDENT OPERATORS, WE MAY BE UNABLE TO OBTAIN NECESSARY MATERIALS AND RESOURCES AND MAY EXPERIENCE A SIGNIFICANT DISRUPTION OF OUR OPERATIONS.

     We encounter strong competition from major oil companies and independent operators in acquiring properties and leases for the exploration for, and production of, crude oil and natural gas. Competition is particularly intense with respect to the acquisition of desirable undeveloped crude oil and natural gas properties. Many of our competitors have financial resources, staff and facilities substantially greater than ours. Although we believe our current operating and financial resources will be adequate to preclude any significant disruption of our operations in the immediate future, the continued availability of these materials and resources to us cannot be assured.

  WE ARE SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION THAT MAY HINDER OUR ABILITY TO CONDUCT OUR BUSINESS.

     Our business is subject to federal, state, provincial and local laws and regulations relating to the exploration for and development, production and marketing of crude oil and natural gas, as well as environmental and safety matters. These laws and regulations have generally become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Because the requirements imposed by these laws and regulations are frequently changed, we are unable to predict the ultimate cost of compliance with these requirements. There is no assurance that laws and regulations enacted in the future will not hinder our ability to conduct our business. For more information regarding regulations that affect us, see the sections of this prospectus called "Oil and Gas Operations -- Governmental Regulations" and "Oil and Gas Operations -- Environmental Regulations."

  WE HAVE A HIGH LEVEL OF DEPENDENCE ON TWO CUSTOMERS THAT CAN DIRECTLY AFFECT OUR INCOME STATEMENT.

     During 1999, two purchasers of our crude oil and natural gas, EOTT Energy Operating Limited Partnership and Amoco Production Company, accounted for 39% and 41%, respectively, of our revenues. While we believe that our relationships with EOTT and Amoco are good, any loss of revenue from these customers due to nonpayment by the customer would have an adverse effect on our net income and earnings per share on our income statement and, ultimately, may affect our share price. In addition, any significant late payment may adversely affect our short term liquidity position.

  OUR INDEPENDENT AUDITOR'S REPORT INDICATES THAT WE MAY NOT BE ABLE TO CONTINUE AS A GOING CONCERN.

     The independent auditor's report on our financial statements is qualified with respect to our ability to continue as a going concern. Specifically, the report notes that we had recurring losses, we defaulted on our old bank credit facility, and we had negative cash flow from operations in 1999. The financial statements included in this prospectus have been prepared assuming we will continue as a going concern, though that assumption may not necessarily be true. See the section of this prospectus called "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 to our consolidated financial statements included in this prospectus for more information regarding our ability to continue as a going concern.

RISK FACTORS RELATING TO THE RIGHTS OFFERING AND OUR NEW COMMON STOCK

  SHAREHOLDERS WHO DO NOT EXERCISE THEIR RIGHTS WILL EXPERIENCE DILUTION.

     The rights offering, the issuance of additional shares to our standby lenders based on the success of the rights offering, and the issuance of additional shares to rights offering participants pursuant to the limited anti-dilution protection may result in our issuance of up to an additional 12,992,282 shares of our new common stock. These additional issuances assume full exercise of the rights, excluding the additional 10,000 shares of new common stock we are registering in this prospectus to account for the effects of rounding of rights being granted to shareholders. If you choose not to fully exercise your rights, your relative ownership interests will be diluted. If you do not exercise your rights, you will relinquish any value inherent in the rights.

  YOU MAY NOT REVOKE YOUR EXERCISE OF RIGHTS AND THE RIGHTS OFFERING MAY NOT BE COMPLETED.

     Once you exercise your rights, you may not revoke the exercise unless the conditions to our obligations to complete the rights offering are not satisfied or waived before the subscription period ends. In that case, we may extend the date the rights expire. If we extend the termination date of the rights, you will be able to change your decision. If we elect to withdraw or terminate the rights offering, neither we nor the subscription agent will have any obligation with respect to the rights except to return to you any subscription payments, without interest or deduction.

  THE SUBSCRIPTION PRICE MAY NOT REFLECT THE VALUE OF OUR SHARES.

     The subscription price does not necessarily bear any relationship to the book value of our assets, historic or future cash flows, financial condition, recent or historic prices for our old common stock or new common stock or other established criteria for valuation. You should not consider the subscription price as an indication of the value of our shares. See the section of this prospectus called "The Rights Offering and Plan of Distribution -- Determination of Subscription Price" for further detail regarding the way in which the subscription price was determined.

  THE ANTITAKEOVER EFFECTS OF SOME OF THE PROVISIONS OF OUR GOVERNING DOCUMENTS MAY PREVENT SOME TRANSACTIONS.

     Some of the provisions of our amended and restated articles of incorporation and amended and restated bylaws may tend to deter potential unsolicited offers or other efforts to obtain control that are not approved by our board of directors. These provisions include the right of our board of directors, without any action by our shareholders, to fix the rights and preferences of undesignated preferred stock, including dividend, liquidation and voting rights. All of these provisions apply to the new common stock, and may have the effect of delaying, deferring or preventing a change of control.

  IF OUR NEW COMMON STOCK IS NOT LISTED ON THE NASDAQ STOCK MARKET OR ANY OTHER STOCK EXCHANGE, THE PRICE OF THE NEW COMMON STOCK MAY BE DEPRESSED AND YOU MAY HAVE DIFFICULTIES RESELLING THE STOCK.

     We intend to explore the possibility of listing the new common stock on the Nasdaq Stock Market or on one or more other national securities exchanges. However, there can be no assurance that we will determine that it is feasible, practicable or advisable to list the new common stock or that, if an application is made, that the new common stock would be approved for listing. Our inability to secure the listing of the new common stock or the decision not to list the new common stock will affect the liquidity and marketability of the new common stock. Whether or not the new common stock is approved for listing on the Nasdaq Stock Market or any other national securities exchange, the new common stock may trade in the over-the-counter market. Even if the new common stock is approved for listing on the Nasdaq Stock Market or any other national securities exchange, there can be no assurance as to the price as to which any shares of the new common stock may be traded when issued or that an established market for those securities will develop.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future, including:

     - crude oil and natural gas reserves,

     - future acquisitions,

     - future drilling and operations,

     - future capital expenditures,

     - future production of crude oil and natural gas, and

     - future net cash flow

are forward-looking statements. These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. These types of statements are subject to a number of assumptions, risks and uncertainties, including those related to:

     - competition,

     - general economic and business conditions,

     - prices of crude oil and natural gas,

     - the business opportunities, or lack thereof, that may be presented to and pursued by us,

     - changes in laws or regulations, and

     - the other factors discussed above under the heading "Risk Factors" in this prospectus.

     These types of statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. You should not rely on this information as an estimate or prediction of future performance.

                                    GLOSSARY

     Unless otherwise indicated, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located at 60 degrees Fahrenheit. The following definitions apply to the technical terms used in this prospectus:

     "2-D seismic" means an interpretive data set that allows a view of a vertical cross-section beneath a prospective area.

     "3-D seismic" means an interpretive data set that allows a view of a vertical cross-section as well as a horizontal cross-section beneath a prospective area.

     "Bbls" means barrels of crude oil, condensate or natural gas liquids, and is equivalent to 42 U.S. gallons.

     "Bcf" means billions of cubic feet.

     "BOE" means barrel of oil equivalent, assuming a ratio of six Mcf to one
Bbl.

     "BOPD" means Bbls per day.

     "Developed acreage" means acreage which consists of acres spaced or assignable to productive wells.

     "Dry hole" means a well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.

     "Gravity" means the Standard American Petroleum Institute method for specifying the density of crude petroleum.

     "Gross" means the number of wells or acres in which we have an interest.

     "MBbls" means thousands of Bbls.

     "MBOE" means thousands of BOE.

     "Mcf" means thousands of cubic feet.

     "MMBbls" means millions of Bbls.

     "MMBOE" means millions of BOE.

     "MMbtu" means millions of British Thermal Units.

     "MMcf" means millions of cubic feet.

     "Net" is determined by multiplying gross wells or acres by our working interest in those wells or acres.

     "Present value of proved reserves" means the present value discounted at 10% of estimated future net cash flows before income taxes of proved crude oil and natural gas reserves.

     "Productive well" means a well that is not a dry hole.

     "Proved developed reserves" means only those proved reserves expected to be recovered from existing completion intervals in existing wells and those reserves that exist behind the casing of existing wells when the cost of making those reserves available for production is relatively small relative to the cost of a new well.

     "Proved reserves" means natural gas, crude oil, condensate and natural gas liquids on a net revenue interest basis, found to be commercially recoverable.

     "Proved undeveloped reserves" means those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     "Recompletion" means leaving one formation for another formation within a well bore.

     "Secondary recovery" means a method of oil and natural gas extraction in which energy sources extrinsic to the reservoir are used.

     "Undeveloped acreage" means leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of crude oil and natural gas, regardless of whether or not that acreage contains proved reserves.

     "Unitized" means the royalty and working interests are pooled within a given geological and/or geographical area.

     "Waterflood" means the injection of water into oil bearing formations to displace the oil.

     "Workover" means the performing of work within a well bore associated with the currently producing formation.

                  THE RIGHTS OFFERING AND PLAN OF DISTRIBUTION

     BEFORE EXERCISING OR SELLING ANY RIGHTS, YOU SHOULD READ CAREFULLY THE INFORMATION CONTAINED UNDER THE CAPTION "RISK FACTORS" IN THIS PROSPECTUS.

     The following describes the rights offering and plan of distribution in general and assumes, unless specifically provided otherwise, that you were a record holder of our old common stock as of March 6, 2000. If you hold your shares in a brokerage account or through a dealer or other nominee, please see "-- Beneficial Owners" below.

THE RIGHTS

     If you were a record holder of our old common stock on the record date, which is March 6, 2000, we are distributing to you, at no charge, 0.338 rights for each share of our old common stock owned. Each right will allow you to purchase one share of our new common stock at a price of $10.40. If you elect to exercise your basic subscription privilege in full, you may also subscribe for additional shares of our new common stock under your over-subscription privilege, if there are enough shares available. The shares that you may purchase under your basic subscription privilege or your over-subscription privilege are in addition to the shares that are being distributed to our shareholders in exchange for our old common stock under our plan of reorganization.

NO FRACTIONAL RIGHTS

     We will not issue fractional rights, but rather will round any fractional rights to the nearest whole number. When any calculation of rights would otherwise result in an allocation of rights that is not a whole number, the actual allocation of rights will be adjusted by rounding fractions of 1/2 or greater to the next higher whole number and by rounding fractions of less than 1/2 to the next lower whole number. Regardless of the number of shares owned, each shareholder as of the record date will receive at least one right. We are registering an additional 10,000 shares of new common stock in this prospectus to account for the effects of rounding.

EXPIRATION OF THE RIGHTS

     You may exercise your rights at any time before 5:00 p.m., New York City time, on May 31, 2000, the expiration date for the rights. We may, in our sole discretion, extend the time for exercising the rights. If you do not exercise your rights before the expiration date, your unexercised rights will be null and void. We will not be obligated to honor your exercise of rights if the subscription agent receives the documents relating to your exercise after the expiration date of the rights, regardless of when you transmitted the documents. We may extend the expiration date by giving oral or written notice to the subscription agent on or before the scheduled expiration date. If we elect to extend the expiration date of the rights, we will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date.

SUBSCRIPTION PRIVILEGES

     Your rights entitle you to the basic subscription privilege and the over-subscription privilege.

     Basic Subscription Privilege. With your basic subscription privilege, you may purchase one share of our new common stock per right, upon delivery of the required documents and payment of the subscription price of $10.40 per share. You are not required to exercise all of your rights unless you wish to purchase shares under your over-subscription privilege. We will deliver to you certificates representing the shares that you purchase with your basic subscription privilege as soon as practicable after the rights offering has been completed.

     Over-Subscription Privilege. In addition to your basic subscription privilege, you may subscribe for additional shares of our new common stock, upon delivery of the required documents and payment of the subscription price of $10.40 per share, before the expiration of the rights. You may only exercise your over-subscription privilege if you exercised your basic subscription privilege in full and other holders of rights do not exercise their basic subscription privileges in full. There is no maximum or minimum number of shares that you may subscribe for under the over-subscription privilege.

     Pro Rata Allocation. If there are not enough shares to satisfy all subscriptions made under the over-subscription privilege, we will allocate the remaining shares pro rata, after eliminating all fractional shares, among those over-subscribing rights holders. "Pro rata" means in proportion to the number of shares of our new common stock that you and the other rights holders have purchased by exercising your basic subscription privilege. If there is a pro rata distribution of the remaining shares and you receive a pro rata allocation of a greater number of shares than you subscribed for under your over-subscription privilege, then we will allocate to you only the number of shares for which you subscribed. We will allocate the remaining shares among all other holders exercising their over-subscription privileges.

     Full Exercise of Basic Subscription Privilege. You may exercise your over-subscription privilege only if you exercise your basic subscription privilege in full. To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privileges held by you in the same capacity. For example, suppose that you were granted rights for shares of our old common stock that you own individually and shares of our old common stock that you own collectively with your spouse. If you wish to exercise your over-subscription privilege with respect to the rights you own individually, but not with respect to the rights you own collectively with your spouse, you only need to fully exercise your basic subscription privilege with respect to your individually owned rights. You do not have to subscribe for any shares under the basic subscription privilege owned collectively with your spouse to exercise your individual over-subscription privilege.

     When you exercise your over-subscription privilege, you will be representing and certifying that you have fully exercised your basic subscription privilege as to shares of our old common stock which you hold in that capacity. You must exercise your over-subscription privilege at the same time you exercise your basic subscription privilege in full.

     If you own shares of our common stock through your bank, broker or other nominee holder who will exercise your subscription privilege on your behalf, the bank, broker or other nominee holder will be required to certify to us and the subscription agent the following information:

     - the number of shares held on your behalf on the record date;

     - the number of rights exercised under your basic subscription privilege;

     - that your basic subscription privilege held in the same capacity has been exercised in full; and

     - the number of shares subscribed for under your over-subscription privilege.

     Your bank, broker or other nominee holder may also disclose to us other information received from you.

     Return of Excess Payment. If you exercise your over-subscription privilege and are allocated less than all of the shares for which you wish to subscribe, your excess payment for shares that were not allocated to you will be returned by mail without interest or deduction as soon as practicable after the expiration date. We will deliver to you certificates representing the shares that you purchase as soon as practicable after the expiration date, after all pro rata allocations and adjustments have been completed.

CONDITIONS TO THE RIGHTS OFFERING

     We may terminate the rights offering at any time in our sole discretion. We may terminate the rights offering if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur.

If we terminate the rights offering, all rights will expire without value and all subscription payments received by the subscription agent will be returned promptly, without interest or deduction. This rights offering is not conditioned on any minimum number of shares being purchased.

METHOD OF SUBSCRIPTION -- EXERCISE OF RIGHTS

     You may exercise your rights by delivering the following to the subscription agent, at or before 5:00 p.m., New York City time, on May 31, 2000, the date on which the rights expire:

     - Your properly completed and executed notice of exercise of rights with any required signature guarantees or other supplemental documentation; and

     - Your full subscription price payment for each share subscribed for under your subscription privileges.

METHOD OF PAYMENT

     Your payment of the subscription price must be made in U.S. dollars for the full number of shares of new common stock you are subscribing for by either:

     - Check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to the subscription agent; or

     - Wire transfer of immediately available funds, to the subscription account maintained by the subscription agent at Chase Manhattan Bank, ABA No. 021000021, Account No. 323015034, further credit to Coho Energy Rights Offering, Attention: Evelyn O'Connor.

RECEIPT OF PAYMENT

     Your payment will be considered received by the subscription agent only upon:

     - Clearance of any uncertified check;

     - Receipt by the subscription agent of any certified check or bank draft drawn on a U.S. bank or of any postal, telegraphic or express money order; or

     - Receipt of collected funds in the subscription account designated above.

CLEARANCE OF UNCERTIFIED CHECKS

     If you are paying by uncertified personal check, please note that uncertified checks may take at least five business days to clear. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights expire to ensure that your payment is received and cleared by that time. We urge you to consider using a certified or cashier's check, money order or wire transfer of funds to avoid missing the opportunity to exercise your rights.

DELIVERY OF SUBSCRIPTION MATERIALS AND PAYMENT

     You should deliver your notice of exercise of rights and payment of the subscription price to the subscription agent by one of the methods described below:

     - If by mail to:
            ChaseMellon Shareholder Services L.L.C.
            Post Office Box 3301
            South Hackensack, New Jersey 07606
            Attention: Reorganization Department

     - If by hand delivery to:
            ChaseMellon Shareholder Services L.L.C.
            120 Broadway, 13th Floor
            New York, New York 10271
            Attention: Reorganization Department

     - If by overnight courier to:
            ChaseMellon Shareholder Services L.L.C.
            85 Challenger Road, Mail Drop -- Reorg
            Ridgefield Park, New Jersey, 07660
            Attention: Reorganization Department


     You may call the subscription agent at (888) 224-2734.


     Your delivery to an address other than the address set forth above will not constitute valid delivery.

CALCULATION OF RIGHTS EXERCISED

     If you do not indicate the number of rights being exercised, or do not forward full payment of the total subscription price payment for the number of rights that you indicate are being exercised, then you will be deemed to have exercised your basic subscription privilege with respect to the maximum number of rights that may be exercised with the aggregate subscription price payment you deliver to the subscription agent. If your aggregate subscription price payment is greater than the amount you owe for your subscription, you will be deemed to have exercised your over-subscription privilege for the maximum number of shares with your overpayment at a price of $10.40 per share. If we do not apply your full subscription price payment to your purchase of shares of our new common stock, we will return the excess amount to you by mail without interest or deduction as soon as practicable after the rights offering is completed.

YOUR FUNDS WILL BE HELD BY THE SUBSCRIPTION AGENT UNTIL SHARES OF NEW COMMON STOCK ARE ISSUED

     The subscription agent will hold your payment of the subscription price in a segregated account with other payments received from other rights holders until we issue your shares to you.

SIGNATURE GUARANTEE MAY BE REQUIRED

     Your signature on the notice of exercise of rights must be guaranteed by an eligible institution such as a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or from a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

     - Your notice of exercise of rights provides that shares are to be delivered to you as record holder of those rights; or

     - You are an eligible institution.

NOTICE TO BENEFICIAL HOLDERS

     If you are a broker, a trustee or a depositary for securities who held shares of our old common stock for the account of others on March 6, 2000, the record date for the issuance of rights under this rights offering, you should notify the beneficial owners of those shares of the rights offering as soon as possible to find out their intentions with respect to exercising their rights. You should obtain instructions from the beneficial owners with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If a beneficial owner so instructs, you should complete the appropriate notice of exercise of rights and submit it to the subscription agent with the proper payment. If you hold shares of our old common stock for the account of more than one beneficial owner, you may exercise the number of rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our old common stock on the record date for the issuance of rights under this rights offering, if you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled "Nominee Holder Certification," which we will provide to you with your offering materials.

BENEFICIAL OWNERS

     If you are a beneficial owner of shares of our old common stock or will receive your rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of this rights offering. If you wish to exercise your rights, you will need to have your broker, custodian bank or other nominee act for you. If you hold certificates of our old common stock directly and would prefer to have your broker, custodian bank or other nominee exercise your rights, you should contact your nominee and request it to effect the transactions for you. To indicate your decision with respect to your rights, you should complete and return to your broker, custodian bank or other nominee the form entitled "Beneficial Owners Election Form," together with your check for the subscription price of the rights you wish to exercise. You should receive this form from your broker, custodian bank or other nominee with the other offering materials. If you wish to obtain a separate notice of exercise of rights, you should contact the nominee as soon as possible and request that a separate notice of exercise of rights be provided to you.

INSTRUCTIONS FOR COMPLETING YOUR NOTICE OF EXERCISE OF RIGHTS

     You should read and follow the instructions accompanying the notice of exercise of rights carefully.

     If you want to exercise your rights, you should send your notice of exercise of rights with your subscription price payment to the subscription agent. Do not send your notice of exercise of rights and subscription price payment to us.

     You are responsible for the method of delivery of your notice of exercise of rights with your subscription price payment to the subscription agent. If you send your notice of exercise of rights and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent before the time the rights expire. Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.

DETERMINATIONS REGARDING THE EXERCISE OF YOUR RIGHTS

     We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of your rights and our determinations will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within a period of time as we may determine. We may reject the exercise of any of your rights because of any defect or irregularity. We will not receive or accept any subscription until all irregularities have been waived by us or cured by you within a period of time as we decide, in our sole discretion.

     Neither we nor the subscription agent will be under any duty to notify you of any defect or irregularity in connection with your submission of notice of exercise of rights and we will not be liable for any failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of rights if your exercise is not in accordance with the terms of the rights offering or in proper form. We will also not accept your exercise of rights if our issuance of shares of our new common stock to you could be deemed unlawful under applicable law or is materially burdensome to us.

QUESTIONS ABOUT EXERCISING RIGHTS -- SUBSCRIPTION AGENT

     We have appointed ChaseMellon Shareholder Services L.L.C. as subscription agent for the rights offering. We will pay its fees and expenses related to the rights offering. We also have agreed to indemnify the subscription agent for some of the liabilities that it may incur in connection with the rights offering. You may direct any questions or requests for assistance concerning the method of exercising your rights, additional copies of this prospectus, the instructions, the nominee holder certification or other subscription documents referred to in this prospectus, to the subscription agent, at the following telephone number and address:

                    ChaseMellon Shareholder Services L.L.C.
                            120 Broadway, 13th Floor
                            New York, New York 10271
                      Attention: Reorganization Department

                         Telephone No.: (888) 224-2734


     Banks and brokerage firms, please call (917) 320-6285.

NO REVOCATION

     Once you have exercised your subscription privileges, you may not revoke your exercise. Rights not exercised before the expiration date of the rights will expire.

PROCEDURES FOR DTC PARTICIPANTS

     We expect that your exercise of your basic subscription privilege and your over-subscription privilege may be made through the facilities of the Depository Trust Company, or the DTC. If your rights are held of record through DTC, you may exercise your basic subscription privilege and your over-subscription privilege by instructing DTC to transfer your rights from your account to the account of the subscription agent, together with certification as to the aggregate number of rights you are exercising and the number of shares of our new common stock you are subscribing for under your basic subscription privilege and your over-subscription privilege, if any, and your subscription price payment for each share you subscribed for under your basic subscription privilege and your over-subscription privilege.

SUBSCRIPTION PRICE

     The subscription price is $10.40 per share.

DETERMINATION OF THE SUBSCRIPTION PRICE

     The subscription price was determined through negotiations between us and the holders of a majority of the old bonds. Under our plan of reorganization, our bondholders are receiving 96% of the outstanding shares of the new common stock, before giving effect to any shares issued under this rights offering or under the standby loan. The original subscription price of $0.26 was derived based on the value of the bondholder claim ($161,635,870) divided by the total number of shares to be issued to the bondholders under our plan of reorganization (614,484,288). Because we decreased the number of shares that were issued under the plan of reorganization by a factor of 40, we multiplied the original subscription price by 40 to arrive at the $10.40 subscription price. If we issue additional shares to those who purchase shares in the rights offering because of the limited anti-dilution feature, the effective purchase price per share to those purchases will be less than $10.40. See the section of this prospectus called "Dilution" for more information about the limited anti-dilution feature.

EXTENSIONS AND TERMINATION

     We may extend the rights offering and the period for exercising your rights, in our sole discretion. If we extend the rights offering or the period for exercising rights, you will be able to change your subscription decision. In addition, we may terminate the rights offering at any time before the time the rights expire.

NO RECOMMENDATION TO HOLDERS OF RIGHTS OR OTHERS

     We are not making any recommendations as to whether or not you should subscribe for shares of our new common stock. You should decide whether to subscribe for shares based upon your own assessment of your best interests in consultation with your legal and financial advisors.

FOREIGN AND OTHER SHAREHOLDERS

     A notice of exercise of rights will be mailed to rights holders whose addresses are outside the United States or who have an Army Post Office or Fleet Post Office address. To exercise those rights, you must notify the subscription agent, and take all other steps that are necessary to exercise your rights on or before the expiration date of the rights. If the procedures set forth in the preceding sentence are not followed before the expiration date, your rights will expire.

SHARES OF NEW COMMON STOCK OUTSTANDING AFTER THE RIGHTS OFFERING

     Assuming we issue all of the shares offered in the rights offering excluding the additional 10,000 shares of new common stock we are registering in this prospectus to account for the effects of rounding of the rights being granted to the shareholders, 31,686,435 shares of our new common stock will be issued and outstanding after the rights offering expires. Based on the 16,002,195 shares of our new common stock that were issued on the effective date of confirmation of our plan of reorganization plus the additional 2,691,958 shares to be issued under this prospectus to the standby lenders but before taking into account shares sold in the rights offering, our issuance of all shares in this rights offering would result on a pro forma basis in a 69% increase in the number of outstanding shares of our new common stock. See the section of this prospectus called "Dilution" for additional information concerning the new common stock outstanding after the rights offering.

REGULATORY LIMITATION

     We will not be required to issue to you shares of our new common stock in the rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control the shares and if, at the time the rights expire, you have not obtained that clearance or approval.

ISSUANCE OF COMMON STOCK

     The subscription agent will issue to you certificates representing shares of our new common stock you purchase under the rights offering as soon as practicable after the time the rights expire.

     Your payment of the aggregate subscription price will be retained by the subscription agent and will not be delivered to us until your subscription is accepted and you are issued your share certificates. We will not pay you any interest on funds paid to the subscription agent, regardless of whether the funds are applied to the subscription price or returned to you. You will have no rights as a shareholder of Coho, with respect to shares of our new common stock subscribed for, until certificates representing the shares are issued to you. Upon our issuance of the certificates, you will be deemed the owner of the shares you purchased by exercise of your rights. Unless otherwise instructed in the notice of exercise of rights, your certificates for shares issued as a result of your exercise of rights will be registered in your name.

     If the rights offering is not completed for any reason, the subscription agent will promptly return, without interest or deduction, all funds received by it.

     We will retain any interest earned on the funds held by the subscription agent.

COMPLIANCE WITH STATE REGULATIONS PERTAINING TO THE RIGHTS OFFERING

     We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so. We will not sell or accept an offer to purchase our new common stock from you if you are a resident of any state or other jurisdiction in which the sale or offer of the rights or the new common stock would be unlawful. We may delay the commencement of the rights offering in these states or other jurisdictions to comply with their laws. We do not expect that there will be any changes in the terms of the rights offering. However, we may decide, in our sole discretion, not to modify the terms of the rights offering as may be requested by some of these states or other jurisdictions. If that happens and you are a resident of the state or jurisdiction that requests the modification, you will not be eligible to participate in the rights offering.

                        THE OFFERING TO STANDBY LENDERS

     In this prospectus, we are registering an additional 2,691,958 shares of new common stock for distribution to the lenders who participated in the standby loan made under the terms of our plan of reorganization. Under the terms of the standby loan, the standby lenders are to be issued shares of new common stock representing 14.4% of all shares of new common stock outstanding, including any shares issued in the rights offering, as additional compensation to the standby lenders for their services as lenders under the standby loan. See the section of this prospectus called "Dilution" for more information regarding the dilutive effects of the issuance of shares to the standby lenders. Upon the effectiveness of the registration statement of which this prospectus constitutes a part, we will issue these shares to the standby lenders.

                                USE OF PROCEEDS

     There is no minimum number of shares of new common stock that must be subscribed for in this rights offering. If all the rights are exercised, we will receive approximately $90 million upon completion of this rights offering, before deducting the offering expenses. We will not receive any proceeds from our issuance of 2,691,958 shares to the standby lenders. The offering expenses are estimated to be $550,000. We may negotiate with the standby lenders to receive satisfactory terms for the use of proceeds from the rights offering to pay down the standby loan. The standby loan has a principal amount of $72 million with a term of seven years. The interest rate on the standby loan is 15% per annum until March 31, 2001. The interest rate on the standby loan after March 31, 2001 is a rate per annum of 15% plus a variable component of up to an additional 10% per annum based on the price we receive for our production, for a maximum possible interest rate of 25% per annum.

     If satisfactory repayment terms are not reached with the standby lenders, we will use the proceeds from the rights offering to pay down our debt under the new credit facility. We currently have outstanding $183 million in principal amount under the new credit facility. The new credit facility has a term of three years and an interest rate of the lesser of prime plus 2% or LIBOR plus 3%. Any proceeds not used to pay down either the standby loan or the new credit facility will be used for working capital.

     Indebtedness under each of the standby loan and the new credit facility was incurred in connection with discharging claims under our plan of reorganization. See the section of this prospectus called "Description of Existing Indebtedness" for more information regarding the standby loan and the new credit facility.

                                DIVIDEND POLICY

     We never paid cash dividends on our old common stock and we do not intend to pay cash dividends on our new common stock. Because Coho Energy, Inc. is a holding company, our ability to pay dividends depends on the ability of our subsidiaries to pay cash dividends or make other cash distributions. Our debt agreements generally prohibit the subsidiaries from paying dividends or making cash distributions. Our board of directors has sole discretion over the declaration and payment of future dividends. Any future dividends will depend on:

     - our profitability,

     - our financial condition,

     - our cash requirements,

     - our future prospects,

     - general business conditions,

     - the terms of our debt agreements, and

     - other factors our board of directors believes relevant.

                          PRICE RANGE OF COMMON STOCK


     The new common stock has had a very limited trading history since we emerged from bankruptcy. Since April 3, 2000, the new common stock has traded in the over-the-counter market under the symbol "CHOH." On April 28, 2000, the last price at which the new common stock traded in the over-the-counter market was $5.00. We anticipate that our new common stock will be quoted on Nasdaq's OTC Bulletin Board under the symbol "CHOH."


     Our old common stock was, until June 4, 1999, listed on the Nasdaq Stock Market under the symbol "COHO." From June 7, 1999 until March 31, 2000, our old common stock was traded on Nasdaq's OTC Bulletin Board under the symbol "COHOQ.OB." The following table shows the high and low sales prices of our old common stock over recent periods.

                                                               HIGH        LOW
                                                              ------      ------
1998
  1st Quarter...............................................  $ 9 5/8     $    6 1/4
  2nd Quarter...............................................    9 1/4          6 1/4
  3rd Quarter...............................................    7 1/8          4 1/2
  4th Quarter...............................................    5 1/8          2 5/16
1999
  1st Quarter...............................................  $ 3 1/8     $     1/2
  2nd Quarter...............................................    1               1/32
  3rd Quarter...............................................    1 5/8           7/32
  4th Quarter...............................................        3/4        5/32
2000
  1st Quarter (through March 31, 2000)......................        51/64       3/16

     At April 1, 2000, there were 414 holders of record of the new common stock. We believe we have in excess of 8,000 beneficial holders of our new common stock.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization at December 31, 1999, and as adjusted for the following circumstances:


     - to give pro forma effect for projected operating results through March 31, 2000, the effective date of our plan of reorganization, and to give pro forma effect for the consummation of our plan of reorganization,


     - to give pro forma effect for the issuance of shares of new common stock and the repayment of borrowings under the new credit facility assuming that all of the rights are exercised in the rights offering, excluding the additional 10,000 shares of new common stock we are registering in this prospectus to account for the effects of the rounding of rights being granted to the shareholders, and

     - to give pro forma effect for the issuance of shares of new common stock and the repayment of borrowings under the new credit facility assuming that 20% of the rights are exercised in the rights offering, excluding the additional 10,000 shares of new common stock we are registering in this prospectus to account for the effects of the rounding of rights being granted to the shareholders.

This information should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and our consolidated financial statements and related notes to those statements included in this prospectus.

                                                                                                   PRO FORMA
                                                                      PRO FORMA      PRO FORMA    PURCHASE OF
                                                                        UPON        PURCHASE OF     20% OF
                                                     DECEMBER 31,   EFFECTIVENESS   ALL SHARES      SHARES
                                                         1999          OF THE        IN RIGHTS     IN RIGHTS
                                                      HISTORICAL       PLAN(3)      OFFERING(4)   OFFERING(5)
                                                     ------------   -------------   -----------   -----------
Current Liabilities:
  Old Bank Group Loan(1)...........................    $258,836       $      --      $      --     $      --
  Old Bonds(1).....................................     161,094              --             --            --
  Other............................................      19,029          21,734         21,734        21,734
                                                       --------       ---------      ---------     ---------
          Total Current Liabilities................    $438,959       $  21,734      $  21,734     $  21,734
                                                       --------       ---------      ---------     ---------
Long-Term Liabilities:
  Credit Facility..................................    $     --       $ 183,000      $  93,000     $ 165,000
  Standby Loan.....................................          --          72,000         72,000        72,000
  Promissory Notes.................................          --           4,452          4,452         4,452
                                                       --------       ---------      ---------     ---------
          Total Long-Term Liabilities..............          --         259,452        169,452       241,452
                                                       --------       ---------      ---------     ---------
Shareholders' Equity:
  Preferred stock, par value $0.01 per share.......
  Old common stock and new common stock, par value
     $0.01 per share; authorized 50,000,000
     shares(2).....................................         256             187            317           211
  Additional paid-in capital.......................     137,812         298,606        400,886       318,624
  Retained deficit.................................    (230,026)       (217,195)      (216,645)     (216,645)
                                                       --------       ---------      ---------     ---------
          Total Shareholders' Equity...............     (91,958)         81,598        184,558       102,190
                                                       --------       ---------      ---------     ---------
          Total Capitalization, excluding current
            liabilities............................    $(91,958)      $ 341,050      $ 354,010     $ 343,642
                                                       ========       =========      =========     =========

---------------

(1) All amounts outstanding under the old bank group loan agreement and the old bonds and the related accrued interest are classified as current liabilities as of December 31, 1999 due to accelerations by the lenders.

(2) Shares of old common stock outstanding were 25,603,512 at December 31, 1999 and shares of new common stock outstanding were 18,694,153 under Pro Forma Upon Effectiveness of the Plan. Shares of new common stock outstanding were 31,686,435 under Pro Forma Purchase of All Shares in Rights Offering and 21,099,991 under Pro Forma Purchase of 20% of Shares in Rights Offering.

(3) The pro forma column that presents the effectiveness of the plan of reorganization reflects pro forma adjustments to record the following transactions:

     - Adjustments of current liabilities and retained deficit to reflect the effect of projected operating results for the period from January 1, 2000 through March 31, 2000, the effective date of the plan of reorganization.

     - Repayment of borrowings outstanding under the old bank group loan agreement together with accrued interest totaling $258.8 million from borrowings under the credit facility together with borrowings under the standby loan, and the write-off of $1.6 million related to unamortized debt issue costs.

     - Conversion of the old bonds into 15,362,107 shares of new common stock at an assumed fair market value of $8.90 per share for a total of $136.8 million and the recognition of a gain on the extinguishment of debt of $20.7 million due to the dilution in the assumed fair market value of the shares as a result of the additional shares issued for the standby loan.

     - Payment of $501,000 of general secured and administrative convenience claims paid on the effective date and the recognition of additional reorganization expenses totaling $8.3 million, including $4.0 million for estimated severance and retention bonus payments.

     - The $4.5 million reclassification of the long-term portion of the five-year promissory notes to be issued in settlement of the priority tax claims from current liabilities.

     - The borrowings of $183.0 million under the credit facility on the effective date.

     - The borrowings of $72.0 million under the standby loan and the related issuance of 2,691,958 shares of new common stock at an assumed fair market value of approximately $8.90 per share for a total of $24.0 million.

     - Issuance of 640,088 shares of new common stock in exchange for 25,603,512 shares of old common stock.

(4) The pro forma column that presents the purchase of shares in the rights offering assuming all shares are purchased reflects pro forma adjustments to record the following transactions:

     - Repayment of borrowings outstanding under the credit facility with proceeds from the rights offering of $90 million.

     - Issuance of 11,121,393 shares of new common stock at an assumed fair market value of approximately $8.09 per share for total proceeds of $90 million comprised of 8,653,846 shares at the offering price of $10.40 per share and 2,467,547 additional shares issued to offset the dilutive effect of the additional shares issued to the standby lenders.

     - Issuance of 1,870,889 shares of additional new common stock at an assumed fair market value of approximately $8.09 per share to the standby lenders to offset the dilutive effect of the rights offering.

(5) The pro forma column that presents the purchase of shares in the rights offering assuming 20% of the shares are purchased reflects pro forma adjustments to record the following transactions:

     - Repayment of borrowings outstanding under the credit facility with proceeds from the rights offering of $18 million.

     - Issuance of 2,059,397 shares of new common stock at an assumed fair market value of $8.74 per share for total proceeds of $18 million comprised of 1,730,769 shares at the offering price of $10.40 per share and 328,628 additional shares issued to offset the dilutive effect of the additional shares issued to the standby lenders.

     - Issuance of 346,441 additional shares of new common stock at an assumed fair market value of approximately $8.74 per share to the standby lenders to offset the dilutive effect of the rights offering.

                            SELECTED FINANCIAL DATA

     The following selected consolidated financial data for each of the five years in the period ended December 31, 1999 are derived from, and qualified by reference to, our audited consolidated financial statements included in this prospectus. The information presented below should be read in conjunction with our consolidated financial statements and the related notes included in this prospectus and the section of this prospectus called "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data presented below is not necessarily indicative of the future results of our operations or financial performance.

                                                                             YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------------
                                                                1995       1996       1997       1998        1999
                                                              --------   --------   --------   ---------   ---------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF EARNINGS DATA:
  Operating revenues........................................  $ 40,903   $ 54,272   $ 63,130   $  68,759   $  57,323
  Operating costs...........................................    12,457     13,875     15,970      26,859      21,155
  General and administrative expenses(1)....................     5,400      7,264      7,163       7,750       9,905
  Reorganization costs......................................        --         --         --          --       3,123
  Depletion and depreciation................................    14,717     16,280     19,214      28,135      13,702
  Writedown of crude oil and natural gas properties.........        --         --         --     188,000       5,433
  Net interest expense......................................     8,048      7,464     10,474      32,721      33,698
  Other expense.............................................        --         --         --       3,023       1,048
  Income tax expense (benefit)..............................       112      3,483      4,021     (14,383)        (26)
  Earnings (loss) from continuing operations................       169      5,906      6,288    (203,346)    (30,715)
  Net earnings (loss).......................................     1,780      5,906      6,288    (203,346)    (30,715)
  Basic earnings (loss) from continuing operations per
    common share............................................     (0.02)      0.29       0.29       (7.94)      (1.20)
  Diluted earnings (loss) from continuing operations per
    common share............................................     (0.02)      0.29       0.28       (7.94)      (1.20)
  Basic earnings (loss) per common share(2).................      0.05       0.29       0.29       (7.94)      (1.20)
  Diluted earnings (loss) per common share(3)...............      0.05       0.29       0.28       (7.94)      (1.20)
OTHER FINANCIAL DATA:
  Capital expenditures......................................  $ 29,970   $ 52,384   $ 72,667   $  70,143   $   6,349
  EBITDA(4).................................................    23,046     33,133     39,997      31,127      22,093
BALANCE SHEET DATA:
  Working capital (deficit)(5)..............................  $ 14,433   $  6,662   $ (2,021)  $(388,297)  $(407,490)
  Net property and equipment................................   175,899    210,212    531,409     324,574     311,788
  Total assets..............................................   204,042    230,041    555,128     350,068     348,801
  Long-term debt, excluding current portion.................   107,403    122,777    369,924          --          --
  Total shareholders' equity................................    74,321     81,466    142,103     (61,243)    (91,958)

---------------

(1) General and administrative expenses for 1999 are substantially higher than those expenses for the same period in 1998 primarily due to the expensing of all salaries and other general and administrative costs associated with exploration and development activities during 1999 as compared to the capitalization of $5.7 million of those costs in 1998.

(2) Basic per share amounts have been computed by dividing net earnings after preferred dividends by the weighted average number of shares outstanding:
    17,392 in 1995; 20,179 in 1996; 21,693 in 1997; 25,604 in 1998; and 25,604
    in 1999.

(3) Diluted per share amounts have been computed by dividing net earnings after preferred dividends by the weighted average number of shares outstanding including common stock equivalents, consisting of stock options and warrants, when their effect is dilutive: 17,392 in 1995; 20,342 in 1996; 22,334 in 1997; 25,604 in 1998; and 25,604 in 1999.

(4) "EBITDA" refers to earnings before interest, taxes, depreciation, depletion and amortization. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles as an indicator of our operating performance or liquidity.

(5) Amounts for 1998 and 1999 include $384,031 and $388,685, respectively, related to the current portion of long-term debt. The working capital deficit as of December 31, 1999 includes liabilities subject to compromise as a result of the bankruptcy filing.

                           THE PLAN OF REORGANIZATION

INTRODUCTION

     A summary of the principal provisions of the plan of reorganization and the treatment of classes of claims and equity interests is set forth below. This summary is qualified by reference to the plan of reorganization. You may obtain a copy of the plan of reorganization and related disclosure statement by sending us a written request at 14785 Preston Road, Suite 860, Dallas, Texas 75240 to the attention of Ms. Anne Marie O'Gorman.

     We conceived the plan of reorganization as an alternative to the more drastic measures available to us for restructuring our debt, such as a liquidation of our properties. The terms of the plan of reorganization were arrived at after a diligent search for, and extensive evaluation of, numerous financing and liquidation proposals by us, and consultation with our financial advisors as to what type of plan of reorganization might be feasible after lengthy negotiations with our creditors. On March 17, 2000, the Honorable Harold
C. Abramson, United States Bankruptcy Judge, confirmed the plan of reorganization. The order confirming the plan of reorganization was entered on March 20, 2000. Judge Abramson found that the plan of reorganization provides our creditors and our shareholders with distributions of property in the form of new securities having a value not less than the amount that those holders would receive if we were to be liquidated under Chapter 7 of the Bankruptcy Code. Judge Abramson further found that reorganization under the plan of reorganization is feasible. We believe that the plan of reorganization provides for the greatest and earliest possible recoveries for our creditors and our shareholders. Since the plan of reorganization was confirmed and consummated, we, as reorganized under the plan of reorganization, may operate our businesses and buy, use and otherwise acquire and dispose of our property free of any restrictions contained in the Bankruptcy Code.

  1. Old Bank Group.

     We and some of our subsidiaries were parties to an old bank group loan agreement. The lenders under the old bank group loan were MeesPierson Capital Corp.; Paribas, Houston Agency; Christiania Bank OG Kreditkasse, ASA; Den Norske Bank ASA; Bank of Scotland; Bank One, Texas, N.A.; Credit Lyonnais New York Branch; and Toronto Dominion (Texas), Inc. Approximately $240 million of principal, plus accrued interest and reasonable fees, owed to the bank group in connection with the old bank group loan agreement was treated as fully secured under the plan of reorganization. The exact amount of the bank group claim, including interest at a reasonable rate and reasonable fees, was subject to allowance. The allowed amount of the bank group claim was fixed by the bankruptcy court at approximately $260 million.

     The bank group claim was paid in full in cash on the effective date of the plan of reorganization, March 31, 2000. We obtained the funds necessary for the payment of the allowed bank group claim through the combination of:

     - a new senior revolving credit facility, from a syndicate of lenders led by The Chase Manhattan Bank, as agent for the lenders,

     - cash on hand from our operations and

     - the sale of senior subordinated notes to the standby lenders, including:

        - PPM America, Inc. and their assignees,

        - Oaktree Capital Management, L.L.C. and their assignees,

        - Pacholder Associates, Inc. and their assignees, and

        - Appaloosa Management, L.P. and their assignees.

  2. Old Bond Holders.

     We were the issuer of $150 million principal amount of 8 7/8% senior subordinated notes due 2007. These old bonds were issued under an indenture dated October 1, 1997, which some of our subsidiaries guaranteed. Approximately $162 million was owed to the holders of the old bonds in connection with the old bond indenture. Under the plan of reorganization, the old bond indenture and the old bonds were extinguished on the effective date. Holders of old bonds received as of the effective date their pro rata share of 96% of our new common stock. This 96% of new common stock will be diluted by shares of new common stock issued in connection with this rights offering and the standby loan.

  3. Old Shareholders.

     Prior to the effective date, we had issued and outstanding 25,603,512 shares of old common stock, $0.01 par value. The old common stock was held by approximately 425 shareholders of record. As of the effective date, the old common stock was extinguished and the shareholders received their pro rata share of 4% of the new common stock, except that we paid cash in lieu of distributing fractional shares of new common stock. This 4% of new common stock will be diluted by shares of new common stock issued in connection with the rights offering and the standby loan. The shareholders will also receive the exclusive right to purchase their pro rata portions of additional shares of the new common stock in the rights offering for a purchase price of $10.40 per share, up to a total amount of approximately $90 million.

     Additionally, shareholders as of February 7, 2000, are eligible to receive their pro rata share of the following:

     - 20% of the proceeds available from the Hicks Muse lawsuit after payment of all fees and expenses, including any contingent fee paid in connection with these proceeds, and

     - 40% of the proceeds of the disposition of our interest in Coho Anaguid, Inc. or the disposition of substantial assets of Coho Anaguid, Inc.

For more information about the Hicks Muse lawsuit, see the section of this prospectus called "Oil and Gas Operations -- Legal Matters." For more information about the assets of Coho Anaguid, Inc., see the section of this prospectus called "Oil and Gas Operations -- Tunisia, North Africa."

  4. New Capitalization.


     Originally, our plan of reorganization anticipated that we would issue one new share of stock for each share of old stock, and that the shares of stock offered pursuant to this prospectus would be offered for a purchase price of $0.26 per share. In the plan of reorganization, we noted that we may effect a reverse stock split after the effective date of the plan to proportionately reduce the number of our authorized and outstanding shares. As we noted, we believed that this measure would help us to satisfy the listing requirements of the Nasdaq Stock Market. After the plan of reorganization was confirmed by the bankruptcy court, we determined that it would be in the best interests of us and our shareholders to make the effect of that reverse stock split applicable as of the effective date of the plan of reorganization, so that we would not have to take any actions after the effective date to adjust the number of shares authorized and outstanding. Therefore, we amended the plan of reorganization so that as of the effective date, we issued one share of our new common stock for each forty shares of our old common stock, and so that the purchase price for shares of stock offered pursuant to this prospectus will be $10.40 per share. This amendment had the effect of decreasing the number of our outstanding shares of new common stock and increasing the per-share price. The amendment did not affect the relative percentage ownership interests among various groups of shareholders after the effective date.

CLASSIFICATION AND TREATMENT SUMMARY

     The following is a summary of the classification of claims and interests, and their treatment under the plan of reorganization.

CLASSIFICATION                                                    TREATMENT
--------------                                                    ---------
Class 1                                         Unimpaired
  Administrative expense claims                 Will be paid in full, in cash including any
     Total estimated amount of Class 1            retainers on hand, on the later of the
     claims:                                      effective date, the due date or court
       $2,329,000                                 approval (if required by law), or paid on
                                                  other agreed terms.
                                                Estimated recovery: Full recovery.
Class 2                                         Impaired
  Priority tax claims                           Will receive five-year promissory notes
     Total estimated amount of Class 2            bearing interest at a rate of 6% per annum
     claims:                                      unless a different rate is chosen by the
       $5,260,000                                 bankruptcy court, or paid on other agreed
                                                  terms.
                                                Estimated recovery: Full recovery over time.
Class 3                                         Impaired
  Bank group claim                              Received payment in full, in cash on the
     Total estimated amount of Class 3            effective date from advances made under the
     claims:                                      new credit facility and the standby loan.
       $260,000,000
                                                Estimated recovery: Full recovery.
Class 4                                         Impaired
  Senior miscellaneous secured claims           Will receive cash payment of 100% of allowed
     Total estimated amount of Class 4            claims on the effective date, or paid on
     claims:                                      other agreed terms.
       $300,000
                                                Estimated recovery: Full recovery.
Class 5                                         Impaired
  Unsecured bond claims                         Received shares representing 96% of the new
     Total estimated amount of Class 5            common stock as of the effective date
     claims:                                      (without giving effect to dilution from
       $161,635,870                               shares issued under the rights offering and
                                                  the standby loan).
                                                Estimated recovery: Approximately full
                                                  recovery over time.
Class 6                                         Impaired
  General unsecured claims                      Will receive cash payment of 100% of allowed
     Total estimated amount of Class 6            claims, payable in four equal quarterly
     claims:   $4,700,000 (Estimate assumes       installments without interest.
     no
       significant adverse result to us in      Estimated recovery: Full recovery over one
     the                                          year.
       bankruptcy court's allowance and
       estimation process. See "Oil and Gas
       Operations-Legal Matters.")
Class 7                                         Unimpaired
  Administrative convenience claims             Will receive payment in full, in cash 30 days
     Total estimated amount of Class 7            from the effective date, up to a maximum of
     claims:                                      $1,000 per claim.
       $72,000
                                                Estimated recovery: Full recovery.

CLASSIFICATION                                                    TREATMENT
--------------                                                    ---------
Class 8                                         Impaired
  Holders of our old common stock               Will receive shares representing 4% of the
       25,603,512 shares outstanding              new common stock as of the effective date,
                                                  without giving effect to dilution from
                                                  shares issued under the rights offering and
                                                  the standby loan; and rights to purchase
                                                  additional shares of the new common stock
                                                  at $10.40 per share. Will receive cash in
                                                  lieu of any fractional shares of new common
                                                  stock to be issued in exchange for old
                                                  common stock. Will receive 20% of any
                                                  proceeds of the Hicks Muse lawsuit after
                                                  fees and expenses. Will receive 40% of any
                                                  proceeds from the disposition of our
                                                  interests in, or the assets of, Coho
                                                  Anaguid, Inc.
                                                Estimated recovery: 2% to 37% of our new
                                                  outstanding common stock, depending on the
                                                  degree of participation in the rights
                                                  offering and other variables.

THE NEW DEBT AND EQUITY

  The Credit Facility.

     On the effective date, we established a new credit facility with a group of lenders and The Chase Manhattan Bank, as agent for the new lenders, for a principal amount of up to $250 million. The new credit facility limits advances to the amount of the borrowing base, which has been set initially at $205 million. The borrowing base is the loan value to be assigned to the proved reserves attributable to our oil and gas properties. The borrowing base is subject to semiannual review based on reserve reports. The initial borrowing base was subject to Chase's review of the January 1, 2000 reserve report, which was prepared and audited by independent petroleum engineering firms acceptable to the new lenders.

     The new credit facility is subject to semiannual borrowing base redeterminations, each April 1 and October 1, and will be made in the sole discretion of the lenders. We will deliver to the lenders by March 1 of each year a reserve report prepared as of the immediately preceding January 1 and by September 1 of each year a reserve report prepared as of the immediately preceding July 1. The January 1 reserve report will be prepared internally by us and audited by an independent petroleum engineering firm, acceptable to Chase, and the July 1 reserve report will be prepared internally by us, in a form acceptable to Chase. Based in part on the reserve report, the lenders will redetermine the borrowing base in their sole discretion. For an increase in the borrowing base, consent of 100% of the lenders will be required. To maintain the borrowing base, or to reduce the borrowing base, consent of the lenders holding 75% of outstanding loans and letter of credit exposure or, if no loans or letters of credit are outstanding, the lenders representing 75% of the current loan commitments under the new credit facility, will be required. We or Chase may request one additional borrowing base determination during any calendar year.

     Interest on advances under the new credit facility will be payable on the earlier of the expiration of any interest period under the new credit facility or quarterly, beginning the first quarter after the effective date. Amounts outstanding under the new credit facility will accrue interest at our option at either the Eurodollar rate, which is the annual interest rate equal to the London interbank offered rate for deposits in United States dollars that is determined by reference to the Telerate Service or offered to Chase plus an applicable margin, or the prime rate, which is the floating annual interest rate established by Chase from time to time as its prime rate of interest and which may not be the lowest or best interest rate charged by Chase on loans similar to the new credit facility, plus an applicable margin. All outstanding advances under the new credit facility are due and payable in full three years from the effective date.

     The new credit facility has been secured by granting Chase the following collateral for the benefit of the lenders:

     - first and prior security interests in our issued and outstanding capital stock and other equity interests of our material subsidiaries,

     - first and prior mortgage liens and security interests covering proved mineral interests selected by Chase having a present value, as determined by Chase, of not less than 85% of the present value of all of our proved mineral interests evaluated by the lenders for purposes of determining the borrowing base, and

     - first and prior security interests in our other tangible and intangible assets.

The rights and responsibilities of Chase, the lenders and us are governed by a new senior revolving credit agreement and related documents, which, in part, permit the lenders to enforce their rights to the collateral on the occurrence of an event of default under the new credit agreement.

     The new credit agreement contains financial and other covenants including:

     - maintenance of minimum ratios of cash flow to interest expense, senior debt to cash flow, and current assets to current liabilities as of the end of each quarter, commencing as of the end of the initial fiscal quarter to commence after the effective date,

     - restrictions on the payment of dividends and

     - limitations on the incurrence of additional indebtedness, the creation of liens and the incurrence of capital expenditures.

     Fees for the lenders contained in the Chase commitment letter to us dated December 9, 1999 were approved by the bankruptcy court at a hearing on the fees held on January 27, 2000. These fees include an initial due diligence fee of $200,000. Because the lenders funded under the new credit facility on the effective date, they are entitled to an additional aggregate $5.8 million of closing fees. All fees paid by us in connection with the new credit facility are non-refundable and are in addition to reimbursements to be paid for expenses incurred by Chase in connection with the preparation of the new credit agreement and related documentation.

  The Rights Offering.

     To implement the plan of reorganization, we will raise up to $90 million of new investment by the rights offering made under this prospectus and $72 million in a standby loan that has been made by the standby lenders.

     Under the rights offering, our shareholders as of the record date have the exclusive opportunity to buy additional shares of the new common stock for a price of $10.40 per share, up to an aggregate of $90 million. Shareholders who wish to purchase more than their allocable portion of the shares offered to them in this rights offering may do so, to the extent that other shareholders do not elect to participate in the rights offering.

  The Standby Loan.

     The majority of the funds necessary for the payment of the allowed bank group claim were obtained through an advance under the new credit facility with Chase of $183.0 million of the initial borrowing base. The remaining amount of the allowed bank group claim has been paid with the standby loan. The standby loan has been made under a senior subordinated note facility under which we issued, and PPM America, Inc., Appaloosa Management, L.P., Oaktree Capital Management, L.L.C. and Pacholder Associates, Inc. and their assignees, purchased, $72 million of senior subordinated notes. Our rights and responsibilities and those of the standby lenders are governed by a standby loan agreement which was executed and delivered on March 31, 2000.

     Debt under the standby loan agreement is evidenced by notes, maturing seven years after the effective date, and bearing interest at a minimum annual rate of 15% and payable in cash semiannually. After the first anniversary of the effective date, additional semiannual interest payments will be payable in an amount equal to 1/2% for every $0.25 that the "actual price" for our oil and gas production exceeds $15 per barrel of oil equivalent during the applicable semiannual interest period, up to a maximum of 10% additional interest per year. The "actual price" for our oil and gas production is the weighted average price received by us for all of our oil and gas production, including hedged and unhedged production, net of hedging costs, in dollars per barrel of oil equivalent using a 6:1 conversion ratio for natural gas. The actual price will be calculated over a six-month measurement period ending on the date two months before the applicable interest payment date. Additionally, upon an event of default occurring under the standby loan, interest will be payable in cash, unless otherwise required to be paid-in-kind, at a rate equal to 2% per year over the applicable interest rate. Interest payments under the standby loan may be paid-in-kind subject to the requirements of the new credit agreement. "Paid-in-kind" refers to the payment of interest owed under the standby loan by increasing the amount of principal outstanding under the standby loan notes, rather than paying the interest in cash.

     Payment of the standby loan notes is expressly subordinate to payments in full in cash of all obligations arising in connection with the new credit facility. After the initial 12-month period, cash interest payments may be made only to the extent by which EBITDA, or earnings before interest, tax, depreciation and amortization expense, on a trailing four-quarter basis exceed $65 million. The new credit agreement also prohibits us from making any cash interest payments on the standby loan indebtedness if the outstanding indebtedness under both the new credit facility and the standby loan exceeds
3.75 times the EBITDA for the trailing four quarters. We may prepay the standby loan notes at the face amount, in whole or in part, in minimum denominations of $1,000,000, plus either a standard make-whole payment at 300 basis points over the "treasury rate" for the first four years. Beginning in the fifth year, the prepayment fee is 7.5% of the principal amount being prepaid; in the sixth year, the prepayment fee is 3.75% of the principal amount being prepaid; and after the sixth year there is no prepayment fee. The "treasury rate" is the yield of U.S. Treasury securities with a term equal to the then-remaining term of the standby loan notes that has become publicly available on the third business day before the date fixed for repayment.

     When the standby loan notes were issued, the standby lenders became entitled to receive a percentage of our fully diluted new common stock. Because $72 million in principal amount of the standby loan notes were issued, the standby lenders will receive 14.4% of the fully diluted new common stock. The shares of new common stock issued to the standby lenders will be in addition to the shares of new common stock issued to holders of the old bonds, to our shareholders prior to reorganization and to persons participating in this rights offering. See the section of this prospectus called "Dilution" for an illustration of the dilution of the new common stock.

     Fees for the standby lenders contained in the standby lender fee letter to us dated January 24, 2000 were approved by the bankruptcy court at a hearing on the fees held on January 27, 2000. These fees include a due diligence fee of $200,000, payable immediately, and a closing fee in an amount equal to the greater of $1.0 million or 3 1/2% of the aggregate principal amount of the standby loan notes purchased. Our obligation to pay the closing fee was an administrative expense claim having priority over all administrative expenses in accordance with Section 364(c)(1) of the bankruptcy code. We have paid the closing fee of $2.52 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our consolidated financial statements included in this prospectus. Some information contained in this prospectus, including information with respect to our plans and strategy for its business, are forward-looking statements. For more information about the limitations associated with these types of statements, see the section of this prospectus called "Cautionary Statement Regarding Forward-Looking Statements."

SUBSEQUENT EVENTS

     See the subsections below called "Bankruptcy Proceedings" and "Liquidity and Capital Resources" for a description of certain events affecting our current liquidity.

OUR HISTORY

     We were incorporated in June 1993 under the laws of the State of Texas and currently conduct a majority of our operations through Coho Resources, Inc.

     In December 1994, we acquired all of the capital stock of Interstate Natural Gas Company. Interstate Natural Gas, through its subsidiaries, was a privately-held natural gas producer, gatherer and pipeline company operating in Louisiana and Mississippi. To acquire Interstate Natural Gas, we:

     - paid $20 million cash,

     - assumed net liabilities of $3.3 million, excluding deferred taxes, and

     - issued 2,775,000 shares of our old common stock and 161,250 shares of redeemable preferred stock having an aggregate stated value of $16.1 million.

The preferred shares were exchanged on August 30, 1998 for 3,225,000 shares of our old common stock. We accounted for the acquisition of Interstate Natural Gas with the purchase method.

     In April 1996, Interstate Natural Gas sold all of the stock of three wholly-owned subsidiaries comprising its natural gas marketing and transportation segment to an unrelated third party in exchange for:

     - cash of $19.5 million,

     - the assumption of net liabilities of approximately $2.3 million, and

     - the payment of taxes of up to $1.2 million generated as a result of the tax treatment of the transaction.

The marketing and transportation segment is accounted for as discontinued operations in this prospectus.

     On October 3, 1997, we issued 5,000,000 shares of common stock at $10.50 per share and $150 million of 8 7/8% senior subordinated notes due 2007, which are our old bonds. The combined $193.7 million in proceeds from these offerings were used to repay $144.8 million of indebtedness outstanding under our old bank group loan, to fund general corporate purposes and to fund a portion of the December 1997 Oklahoma property acquisition discussed in the next paragraph.

     Effective December 31, 1997, we acquired from Amoco Production Company interests in crude oil and natural gas properties located primarily in southern Oklahoma for approximately $257.5 million in cash and for warrants valued at $3.4 million to purchase one million shares of our common stock at $10.425 per share for a period of five years. The Oklahoma properties comprise more than 25,000 gross acres in southern Oklahoma, and include 14 major producing oil fields. Of the 14 major producing fields, we operate eleven fields. At December 31, 1999, we had an average working interest of approximately 74% in these eleven fields we operate.

     On December 2, 1998, we sold our natural gas assets, including our natural gas properties and the related gas gathering systems, located in Monroe, Louisiana, to an unaffiliated third party for net proceeds of approximately $61.5 million. The proved reserves attributable to these natural gas properties represented approximately 14% of our year end 1997 proved reserves. The sale of these assets represented substantially all of the remaining assets of Interstate Natural Gas.

GENERAL

     Our operating revenues result solely from crude oil and natural gas sales, with crude oil sales representing approximately 75% of production revenues for 1997, 77% of production revenues for 1998 and 90% of production revenues for 1999. Natural gas sales represented approximately 25% of production revenues for 1997, 23% of production revenues for 1998 and 10% of production revenues for 1999. Approximately 60% of natural gas sales revenues during 1998 were attributable to the gas properties located in Monroe, Louisiana, which we sold in December 1998.

     Operating revenues increased from $26.5 million in 1994 to $68.8 million in 1998 primarily due to an increase in production volumes from successful development and exploration activities in our existing Mississippi fields and due to the following acquisitions:

     - the December 1994 acquisition of the Monroe natural gas field,

     - the August 1995 acquisition of the Brookhaven field, and

     - the December 1997 acquisition of the Oklahoma properties.

     Operating revenues were $57.3 million for 1999, representing a 17% decrease from the same period in 1998. This decrease is attributable to:

     - our sale of our natural gas assets in Monroe, Louisiana in December 1998, which contributed approximately 2,452 BOE per day during 1998,

     - overall production declines on our operated properties in Oklahoma and Mississippi as a result of natural decline and the decrease and ultimate cessation of well repair work and drilling activity during the last five months of 1998 and the first four months of 1999, and

     - our halting of production on wells that we considered uneconomical because of depressed crude oil prices.

     We also strive to maintain a low cost structure through asset concentration, such as in the interior salt basin of Mississippi and the Oklahoma properties. Asset concentration permits operating economies of scale and leverages operational, technical and marketing capabilities.

     The price we receive for crude oil and natural gas may vary significantly during the year due to the volatility of the crude oil and natural gas market, particularly during the cold winter and hot summer months. As a result, we have entered, and expect to continue to enter, into forward sale agreements or other arrangements for a portion of our crude oil and natural gas production to hedge our exposure to price fluctuations, though at December 31, 1999, we were not a party to any forward sale agreements or other arrangements. It is unlikely that we will be able to enter into any forward sales agreements or other similar arrangements until we remedy our current liquidity problems because of the associated credit risks of the counterparty to these agreements. See the subsection of this prospectus called "Liquidity and Capital Resources" for more information. While our hedging program is intended to stabilize cash flow and thus allow us to plan our capital expenditure program with greater certainty, any hedging transactions may limit our potential gains if crude oil and natural gas prices rise substantially over the price established by the hedge. Because all hedging transactions are tied directly to our crude oil and natural gas production and natural gas marketing operations, we do not believe that these transactions are of a speculative nature. Gains and losses on these hedging transactions are reflected in crude oil and natural gas revenues at the time of sale of the hedged production. Any gain or loss on our crude oil hedging transactions is determined as the difference between the contract price and the average closing price for West Texas Intermediate crude oil on NYMEX for the contract period. Any gain or loss on our natural gas hedging transactions is generally determined as the difference between the contract price and the average settlement price on NYMEX for the last three days during the month in which the hedge is in place. Consequently, hedging activities do not affect the actual price received for our crude oil and natural gas.

     We also control the magnitude and timing of our capital expenditures by obtaining high working interests in and operating our properties. At December 31, 1999, we owned an average working interest of 77% in the fields we operate.

BANKRUPTCY PROCEEDINGS

     On August 23, 1999, we and our wholly owned subsidiaries, Coho Resources, Inc., Coho Oil & Gas, Inc., Coho Exploration, Inc., Coho Louisiana Production Company and Interstate Natural Gas Company, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas. We filed schedules with the bankruptcy court on September 21, 1999, and amended these schedules on December 14, 1999. These schedules contain our unaudited, and in some cases estimated, assets and liabilities as of August 23, 1999, as shown by our accounting records.

     The bankruptcy petitions were filed to facilitate the restructuring of our long term debt and to protect us while we develop a solution to our capital needs with the banks, bondholders and potential investors. The following list contains some important dates in our bankruptcy process:

- August 23, 1999     -- We filed a voluntary Chapter 11 bankruptcy petition.
- November 30, 1999   -- We filed our initial plan of reorganization.
- December 21, 1999   -- We filed our disclosure statement and amended plan of
                         reorganization.
- February 4, 2000    -- At a hearing, the bankruptcy court approved our
                         disclosure statement with respect to our plan of
                         reorganization and scheduled a confirmation hearing for
                         March 15, 2000, to consider our plan of reorganization.
- February 14, 2000   -- We and the Committee of Unsecured Creditors jointly filed the Debtors' and Creditors Committee's First Amended and
                         Restated Chapter 11 Plan of Reorganization to reflect the
                         matters contained in the approved disclosure statement
                         and we began mailing our approved disclosure statement to
                         holders of claims and equity interests for voting on our
                         plan of reorganization.
- February 15, 2000   -- We filed our approved disclosure statement with the
                         bankruptcy court.
- March 10, 2000      -- Deadline for submitting votes on our plan of
                         reorganization.
- March 15, 2000      -- The confirmation hearing to consider our plan of
                         reorganization commenced.
- March 20, 2000      -- The bankruptcy court entered an order confirming our plan of reorganization and approving our settlement with
                         Chevron.
- March 31, 2000      -- The effective date of consummation of our plan of
                         reorganization.

     Our plan of reorganization described the means for satisfying claims, including liabilities subject to compromise, and interests in Coho. Our plan of reorganization included the cancellation of our old common stock and the issuance of a new class of common stock in exchange for our old common stock and our old bonds. The issuance of our new class of common stock materially diluted the old equity interests.

     Our ability to effect a successful reorganization through our bankruptcy proceedings depended upon our ability to obtain approval for the plan of reorganization. As of March 3, 2000, the date the financial statements were finalized, it was not possible to predict the outcome of the bankruptcy proceedings, in general, or their effect on our business or on the interests of our creditors or shareholders. We believed, however, that it would not be possible to satisfy in full all of the claims against us if the plan of reorganization was not approved. As a result of the bankruptcy filing, all of our liabilities incurred before August 23, 1999, including secured debt, are subject to compromise. Under the Bankruptcy Code, payment of these liabilities may not be made except under a plan of reorganization or bankruptcy court approval.

     The December 31, 1999 financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts, including $311.8 million in net property, plant and equipment, or the amount and classification of liabilities that might result should we be unable to continue as a going concern. Our ability to continue as a going concern is dependent on adequate sources of capital and the ability to sustain positive results of operations and cash flows sufficient to continue to explore for and develop oil and gas reserves.

     As a result of the Chapter 11 filing, we have incurred and will continue to incur significant costs for professional fees as the plan of reorganization is developed. We have incurred approximately $3.1 million in reorganization costs during 1999, relating to the professional fees for consultants and attorneys who are assisting in the negotiations associated with the financing and reorganization alternatives, partially offset by interest income earned since August 23, 1999, on accumulated cash.

     As of the effective date for consummation of our plan of reorganization we anticipate significant adjustments will be made to our first quarter 2000 financial statements to effect the reorganization.

RESULTS OF OPERATIONS

  Selected Operating Data

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1997      1998      1999
                                                              -------   -------   -------
PRODUCTION:
  Crude oil (Bbl/day).......................................    7,726    13,889     9,159
  Natural gas (Mcf/day).....................................   21,003    22,260     7,146
     BOE (Bbl/day)..........................................   11,227    17,599    10,350
AVERAGE SALES PRICES:
  Crude oil (per Bbl).......................................  $ 16.31   $ 10.40   $ 15.40
  Natural gas (per Mcf)(a)..................................     2.23      1.98      2.24
PER BOE DATA:
  Production costs(b).......................................  $  3.90   $  4.18   $  5.60
  Depletion.................................................     4.69      4.38      3.63
PRODUCTION REVENUES (IN THOUSANDS):
  Crude oil.................................................  $45,991   $52,689   $51,469
  Natural gas...............................................   17,139    16,070     5,854
                                                              -------   -------   -------
          Total production revenues.........................  $63,130   $68,759   $57,323
                                                              =======   =======   =======

---------------

(a)  Natural gas prices are net of fuel costs used in gas gathering.

(b) Includes lease operating expenses and production taxes, exclusive of general and administrative costs.

  1999 COMPARED WITH 1998

     Operating Revenues. During 1999, production revenues decreased 17% to $57.3 million as compared to $68.8 million in 1998. This decrease was principally due to a 34% decrease in crude oil production and a 68% decrease in natural gas production, substantially offset by increases of 48% in the price received for crude oil and 13% in the price received for natural gas, including hedging gains and losses discussed below.

     The 68% decrease in daily natural gas production during 1999 is primarily due to the December 1998 sale of the Monroe field gas properties which accounted for 67% of our natural gas production during 1998. The 34% decrease in daily crude oil production during 1999 is due to overall production declines in the Mississippi and Oklahoma properties that we operate. Due to our capital constraints caused by the decline in crude oil prices during 1998, we:

     - significantly reduced both minor and major well repairs and drilling activity on our operated properties during the last five months of 1998,

     - ceased all well repairs and drilling activity in December 1998, and

     - halted production on wells which were uneconomical due to depressed crude oil prices.

All of these actions contributed to our overall production declines. Since May 1999, we have been using working capital provided by operations to perform well repair work to return some of our shut-in wells to production in response to the improved crude oil prices in the second quarter of 1999. We intend to continue to use available working capital, if any, generated from improved prices and improved production to fund further well repairs and some well recompletions to stabilize production. Despite the recent increases in price and the recent repair work, we do not anticipate a significant improvement in production over the production in 1999 until substantial additional funds are available for well repairs and additional development activity.

     Average crude oil prices increased 48% during 1999 compared to the same period in 1998. During 1998 and the first quarter of 1999, substantially all of our crude oil was sold under contracts which were keyed off of posted crude oil prices. Beginning in April 1999, we entered into a new crude oil contract for substantially all of our Oklahoma crude oil, now keyed off of the NYMEX price, which should result in a net increase in our realized price. Our overall average crude oil price per Bbl was $15.40, which represented a discount of 20% to the average NYMEX price in 1999.

     Our realized price for our natural gas, including hedging gains and losses discussed below, increased 13% from $1.98 per Mcf in 1998 to $2.24 per Mcf in 1999 due to an increase in demand for natural gas during 1999.

     Production revenues for 1999 and 1998 did not include any crude oil hedging gains or losses. Production revenues in 1999 did not include any natural gas hedging gains or losses compared to natural gas hedging gains of $488,000 ($0.06 per Mcf) for 1998.

     Expenses. Production expenses, including production taxes, were $21.2 million for 1999 compared to $26.9 million for 1998. The decrease in expenses between years is primarily due to:

     - decreased production,

     - decreased production taxes, and

     - the December 1998 sale of the Monroe properties.

On a BOE basis, production costs increased 34% to $5.60 per BOE in 1999 compared to $4.18 per BOE in 1998. On a BOE basis, the increase in production costs is primarily due to a decrease in production volumes, which resulted in a higher fixed cost per BOE, and $3.3 million of well repair work performed during the last half of 1999 to return shut-in wells to production. Additionally, severance taxes increased $0.25 per BOE over the same period last year due to higher price realization. The current well repair work represents an accumulation of projects because we had reduced both minor and major well repairs during the last five months of 1998 and ceased substantially all well repair work in December 1998 due to depressed oil prices.

     General and administrative costs increased $2.2 million or 28% between the comparable periods. This increase is primarily due to the expensing of all salaries and other general and administrative costs associated with exploration and development activities during 1999 as compared to the capitalization of $5.7 million of these costs in 1998. Total general and administrative costs, excluding capitalization of administrative costs associated with exploration and development activities, decreased $3.6 million or 27% between the comparable periods. This decrease is primarily due to:

     - cost reductions associated with the Monroe field sale,

     - reductions in employee-related costs due to staff attrition,

     - reductions in estimated franchise tax accruals as a result of our losses in 1998, and

     - reductions in professional fees and general corporate costs.

These decreases were partially offset by lower cost recoveries from working interest owners due to a decrease in well activity.

     State income tax penalties of $1.0 million for 1999 result from approximately $4 million in Louisiana state income taxes which were due on April 15, 1999, resulting from the gain on the December 1998 sale of the Monroe gas field. The past due taxes include the accrual of the maximum penalty of 25% of the taxes due.

     Interest expense increased 3% in 1999 compared to 1998 primarily as a result of higher interest rates from payment defaults and debt acceleration, but partially offset by the discontinuance of interest expense accruals on our unsecured debt. On August 24, 1999, we discontinued the accrual of interest on our unsecured debt as a result of our Chapter 11 filing. We would have recognized approximately $5.7 million of additional interest expense in 1999, including $2.2 million of interest on our old bonds that would have been due on October 15, 1999, if not for the discontinuation of these interest expense accruals. The average interest rate on outstanding indebtedness was 8.55% in 1999, compared to 8.07% in 1998.

     Depletion and depreciation expense decreased 51% to $13.7 million in 1999 from $28.1 million in 1998. This decrease is primarily the result of decreased production volumes and a decreased depletion and depreciation rate per BOE, which was $3.63 in 1999, compared with $4.38 in 1998. The depletion and depreciation rate per BOE decreased between 1998 and 1999 due to the writedowns of oil and gas properties in 1998 as discussed in the next paragraph.

     In accordance with generally accepted accounting principles, at a point in time coinciding with the quarterly and annual reporting periods, we must test the carrying value of our crude oil and natural gas properties, net of related deferred taxes, against the "cost center ceiling." The "cost center ceiling" is a calculated amount based on estimated reserve volumes valued at then-current realized prices held flat for the life of the properties discounted at 10% per annum plus the lower of cost or estimated fair value of unproved properties. If the carrying value exceeds the cost center ceiling, the excess must be expensed in that period and the carrying value of the oil and gas reserves lowered accordingly. Amounts required to be written off may not be reinstated for any subsequent increase in the cost center ceiling. During 1998, the carrying values related to our United States properties exceeded the cost center ceilings, resulting in non-cash writedowns of our crude oil and natural gas properties of $188 million. These writedowns resulted from the declines in crude oil prices in 1998. No writedowns of this kind were required on our United States properties in 1999.

     In June 1999, we commenced drilling an exploratory well on our Anaguid permit in Tunisia, North Africa, due to our obligation under the permit. In September 1999, we tested the well and determined that the well would not produce sufficient quantities of crude oil to justify further completion work on it. As a result, we took a writedown of our Tunisian properties of $5.4 million during the third quarter of 1999. Anadarko Tunisia Anaguid Company, one of the working interest owners in this permit, assumed responsibility as operator in December 1999 and plans to continue exploration of this permit. Our remaining carrying cost in this permit is $2.4 million associated with geological and geophysical costs that will be used for this continued exploration.

     Reorganization costs of $3.1 million in 1999 relate to professional fees for consultants and attorneys assisting us in the negotiations associated with our financing and reorganization alternatives and are partially offset by interest income earned since August 23, 1999, on accumulated cash.

     Our net operating loss carryforwards for United States and Canadian federal income tax purposes were approximately $124.0 million at December 31, 1999 and expire between 2000 and 2019. Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," requires that the tax benefit of those net operating loss carryforwards be recorded as an asset to the extent that management assesses the utilization of those net operating loss carryforwards to be more likely than not. A valuation allowance has been established for the entire net deferred tax asset balance of these net operating loss carryforwards as it is uncertain whether they will be used before they expire.

     Due to the factors discussed above, our net loss for 1999 was $30.7 million, as compared to a net loss of $203.3 million for 1998. The 1999 loss includes a writedown of our Tunisian oil and gas properties of $5.4 million and the 1998 loss includes writedowns of our United States crude oil and natural gas properties of $188.0 million.

  1998 COMPARED WITH 1997

     Operating Revenues. During 1998, production revenues increased 9% to $68.8 million as compared to $63.1 million in 1997. This increase was principally due to an 80% increase in crude oil production and a 6% increase in natural gas production, substantially offset by decreases of 36% in the prices received for crude oil and decreases of 11% in the prices received for natural gas including hedging gains and losses discussed below.

     The 6% increase in daily natural gas production is primarily due to a 26% increase in production as a result of the December 1997 acquisition of the Oklahoma properties, substantially offset by production declines on our Brookhaven, Martinville, North Padre and Monroe fields. Additionally, the Monroe field was sold to an unaffiliated third party on December 2, 1998, resulting in lower gas production for 1998 as compared to 1997. The Monroe field represented 85% of our gas production in 1997 and 67% of our gas production in 1998. The 80% increase in daily crude oil production during 1998 is primarily due to a 76% increase in production as a result of the acquisition of the Oklahoma properties. Although we increased crude oil production during the first three quarters of 1998 as compared to the same period in 1997 in the Martinville and Brookhaven fields, these increases were substantially offset by fourth quarter 1998 crude oil production declines of 21% on our Mississippi fields as compared to the fourth quarter of 1997 and overall crude oil production declines in the Soso and Summerland fields throughout 1998 as compared to 1997.

     Crude oil and natural gas production declined in the fourth quarter of 1998 from an average of 18,495 BOE per day during the first nine months of 1998 to 14,939 BOE per day during the fourth quarter of 1998 due to the December 1998 sale of the Monroe field natural gas properties and to overall production declines in the operated Mississippi and Oklahoma properties. Due to our capital restraints caused by the decline in crude oil prices, we significantly reduced both minor and major well repairs on our operated properties during the last five months of 1998 and ceased all well repairs in December 1998, resulting in overall production declines.

     Average crude oil prices realized in 1998, including hedging gains and losses discussed below, decreased from 1997 due to declining oil prices which can be attributed to several factors, including:

     - a lack of cold weather in the 1998 winter months,

     - increased storage inventories, and

     - perceptions of the effects of increased quotas or lack of adherence to quotas from the Organization of Petroleum Exporting Countries.

The posted price for our crude oil averaged $11.32 per Bbl in 1998, a 38% decrease over the average posted price of $18.34 per Bbl experienced in 1997. The price per Bbl we received is adjusted for the quality and gravity of the crude oil and is generally lower than the posted price.

     The realized price for our natural gas, including hedging gains and losses discussed below, decreased 11% from $2.23 per Mcf in 1997 to $1.98 per Mcf in 1998 due to a lack of cold weather and market volatility.

     Production revenues for 1998 did not include crude oil hedging gains or losses compared to crude oil hedging losses of $0.3 million ($0.11 per Bbl) in 1997. Production revenues in 1998 included natural gas hedging gains of $0.5 million ($0.06 per Mcf) compared with natural gas hedging gains of $0.1 million ($0.01 per Mcf) for 1997.

     Interest and other income decreased to $214,000 in 1998 from $646,000 in 1997 primarily due to a decline of interest received on cash investments in 1998. In 1997, we received $137,000 of interest in the first quarter on a federal tax refund and earned $465,000 of interest in the fourth quarter on cash investments.

     Expenses. Production expenses, including production taxes, were $26.9 million for 1998 compared to $16 million for 1997. On a BOE basis, production costs increased to $4.18 per BOE in 1998 compared to $3.90 per BOE in 1997. The increase in expenses between years is primarily due to an increase of approximately $11.8 million relating to the December 1997 acquisition of the Oklahoma properties. This increase was partially offset by reduced operating costs on our Mississippi properties due to the improved operating efficiencies and due to our reduction of repairs during the last half of 1998 because of the decline in crude oil prices.

     General and administrative costs increased 8% from $7.2 million in 1997 to $7.8 million in 1998. This increase resulted primarily from increased personnel costs due to staff additions to handle the increased capital activities in Mississippi during the first half of 1998 and the December 1997 acquisition of the Oklahoma properties. In addition, this increase resulted from the accrual of a $0.4 million fee related to the termination of a drilling contract which extended through mid-year 1999, partially offset by an increase in capitalization of salaries and other general and administrative costs directly associated with our exploration and development activities.

     Allowance for bad debt in 1998 represents an allowance for uncollectible accounts receivable from working interest owners and an allowance for director and employee receivables as discussed in Note 11 to the consolidated financial statements contained elsewhere in this prospectus.

     Unsuccessful transaction costs of $2.1 million incurred in 1998 relate to the termination of an agreement in which we were to issue $250 million of equity. These costs are comprised of $1.2 million for financial advisory services in conjunction with this transaction, $0.5 million for an outside financial advisor regarding the fairness of the agreement and $0.4 million for legal, accounting and other services.

     Interest expense increased 296% in 1998 compared to 1997, due to higher borrowing levels during 1998 as compared to 1997 and to the sale of $150 million of senior notes on October 3, 1997, which bear a higher interest rate than our revolving credit facility. The average interest rate paid on outstanding indebtedness was 8.07% in 1998, compared to 7.84% in 1997. Our borrowing levels increased throughout 1997 and 1998 due to additional borrowings to fund our capital expenditure program and the December 1997 acquisition of the Oklahoma properties.

     Depletion and depreciation expense increased 46% to $28.1 million in 1998 from $19.2 million in 1997. These increases are primarily the result of increased production volumes partially offset by a decreased rate per BOE, which decreased to $4.38 in 1998, compared with $4.69 in 1997. The depletion and depreciation rate per BOE decreased between 1997 and 1998 because of the writedowns of oil and gas properties in 1998 as discussed below.

     During 1998, the carrying values of our crude oil and natural gas properties exceeded the cost center ceilings, resulting in non-cash writedowns of the crude oil and natural gas properties, aggregating

$188 million, including $32 million recognized in the first quarter of 1998, $41 million recognized in the second quarter of 1998 and $115 million recognized in the fourth quarter of 1998.

     Current tax expense of $4.1 million in 1998 primarily relates to state income taxes due on the December 1998 sale of the Monroe field natural gas properties and related gas gathering systems.

     Our net loss for 1998 was $203.3 million, as compared to net earnings of $6.3 million for 1997, for the reasons discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     Capital Sources. During 1999, cash flow provided by operating activities was $14.9 million compared with $1.0 million during 1998. Operating revenues, net of lease operating expenses, production taxes and general and administrative expenses, decreased $7.9 million during 1999 as compared to 1998. This decrease resulted primarily from a 42% decline in production on a BOE basis between comparable periods, partially offset by price increases between comparable periods of 48% for crude oil and 13% for natural gas. In addition, due to the cessation of exploration and development of crude oil and natural gas reserves, no overhead expenditures were capitalized during 1999 as compared to $5.7 million of capitalized overhead during 1998. We also incurred costs totaling $4.2 million in 1999 related to state income tax penalties and reorganization costs and additional interest expense of $1.0 million in 1999 over 1998. Changes in operating assets and liabilities provided $25.8 million of cash for operating activities for 1999, compared to $4.6 million provided for 1998, primarily due to an increase in accrued interest payable. See the subsection called "Results of Operations" for a discussion of operating results.

     As discussed more fully under "Results of Operations," operating revenues declined during 1998 and the first half of 1999 due to crude oil and natural gas price declines. Additionally, our crude oil and natural gas production declined from an average of 17,599 BOE per day during 1998 to 10,350 BOE per day during 1999. We do not anticipate a significant improvement in production over the production in 1999 until substantial additional funds are available for well repairs and additional development activity. See "Results of Operations -- 1999 Compared to 1998" for a discussion of production declines.

     Based on the December 1999 production level of approximately 10,320 BOE per day and the average price received in December 1999 of approximately $21.78 per barrel of crude oil and $2.25 per Mcf of natural gas, our operating revenues are adequate to cover lease operating expenses, production taxes, general and administrative expenses and current interest accruing on the borrowings under the old bank group loan but are not sufficient to cover past due interest on our old bonds or on the borrowings under the old bank group loan.

     Our working capital deficit, including $423.7 million of liabilities subject to compromise, was $407.5 million at December 31, 1999 compared to a working capital deficit of $388.3 million at December 31, 1998. The increase in the working capital deficit relates to several factors. Accrued interest increased by $24.2 million primarily because we were unable to make interest payments when due prior to filing bankruptcy on August 23, 1999 and because interest had been accruing on the old bank group loan at the default rate of prime plus 4% since August 23, 1999. We also borrowed an additional $4.6 million under the old bank group loan in January 1999 that is reflected in the current portion of long term debt. Cash balances on hand increased from $6.9 million at December 31, 1998 to $18.8 million at December 31, 1999, partially offsetting the increase in current liabilities. The increase in cash occurred as a result of our Chapter 11 filing and reductions in spending under limitations imposed by the bankruptcy court.

     Subsequent to August 23, 1999 we filed three motions with the bankruptcy court to seek the use of the bank group's cash collateral in on-going operations. From August 26, 1999 to March 31, 2000, we operated under three interim orders authorizing the use of cash collateral as approved by the bankruptcy court. Under these orders, we could pay for ordinary course of business goods and services incurred after August 23, 1999 that were within the court approved budgets attached to each order. We had accumulated, as of December 31, 1999, $18.8 million in cash, an increase of $12.8 million since August 23, 1999, that could be used for operations under the terms of the cash collateral orders.

     We and the bank group agreed to an extension of the cash collateral order through March 31, 2000. We paid additional interest payments of $1.8 million on February 1, 2000 and March 1, 2000.

     On February 22, 1999, we were informed by the bank group that our borrowing base was reduced from $242 to $150 million effective January 31, 1999 creating an over advance of $89.6 million under the new borrowing base. Under the terms of the old bank group loan, we were required to cure the over advance amount by March 2, 1999 by either:

     - providing collateral with value and quantity in amounts equal to the excess,

     - prepaying, without premium or penalty, the excess plus accrued interest, or

     - paying the first of five equal monthly installments to repay the over advance.

We were unable to cure the over advance as required by the old bank group loan and received written notice from the bank group on March 8, 1999, that we were in default under the terms of the old bank group loan and the bank group reserved all rights, remedies and privileges as a result of the payment default. Additionally, we were unable to pay the second installment due at the beginning of April, the third installment due at the beginning of May, the fourth installment due at the beginning of June and the fifth installment due at the beginning of July, 1999. We have made aggregate interest payments of approximately $3.4 million during the period between March and July 1999. As a result of the payment defaults, advances under the old bank group loan bore interest at the prime rate, and the loan agreement provided that past due installments to repay the over advance and past due interest would bear interest at the default interest rate of prime plus 4%. On August 19, 1999, the bank group accelerated the full amount outstanding under the old bank group loan. The bank group contended that the default rate of interest was owed on all amounts, not only the over advance, since the date of acceleration. Under a cash collateral order approved by the bankruptcy court in November 1999, we made an interest payment of $878,000 to the bank group in December 1999 and were required to make monthly interest payments of approximately $1.8 million. Due to the default, the outstanding advances of $239.6 million have been included in liabilities subject to compromise as of December 31, 1999. The total amounts related to the installment payments due on the over advance and past due interest were approximately $108.8 million as of December 31, 1999, including approximately $19.2 million of past due interest, $10.2 million included in liabilities not subject to compromise, and $89.6 million related to installments due on the over advance.

     The old bank group loan contained financial and other covenants including:

     - the maintenance of minimum amounts of shareholders' equity -- $108 million plus 50% of accumulated consolidated net income beginning in 1998 for the cumulative period excluding adjustments for any writedown of property, plant and equipment, plus 75% of the cash proceeds of any sales of our capital stock,

     - maintenance of minimum ratios of cash flow to interest expense of 1.5 to
       1.0 as well as current assets including unused borrowing base to current liabilities of 1.0 to 1.0,

     - limitations on our ability to incur additional debt, and

     - restrictions on the payment of dividends.

At December 31, 1999, we were not in compliance with the minimum shareholders' equity, cash flow to interest expense and current asset to current liability covenants.

     We did not pay the April 15, 1999 interest payment of approximately $6.7 million due on our old bonds and were in default under the terms of the old bond indenture. Under the old bond indenture, the trustee under the old bond indenture by written notice to us, or the holders of at least 25% in principal amount of the outstanding old bonds by written notice to the trustee and us, could declare the principal and accrued interest on all the old bonds due and payable immediately. However, we could not pay the principal of, any premium or interest on the old bonds so long as any required payments due on the old bank group loan remained outstanding and had not been cured or waived. On May 19, 1999, we received a written notice of acceleration from two holders of the old bonds, which owned in excess of 25% in principal amount of the outstanding old bonds. Both the accelerated principal and the past due interest payment bore interest at the default rate of 9.875%, which is 1% in excess of the stated rate for the old bonds, from the date of acceleration to August 23, 1999. As a result of our bankruptcy filing we ceased accruing interest on unsecured debt, including the old bonds. Approximately $5.7 million of additional old bond interest expense, including $2.2 million of old bond interest expense that would have been due on October 15, 1999, would have been recognized by us in 1999 if not for the discontinuance of the interest expense accruals. All amounts outstanding under the old bonds as of December 31, 1999 have been included in liabilities subject to compromise.

     We did not pay approximately $4 million in Louisiana state income taxes which were due on April 15, 1999, related to the gain on the December 1998 sale of the Monroe gas field. The past due taxes accrue a monthly penalty of 10% not to exceed 25% of the taxes due. The maximum penalty of $1.0 million was expensed during the second and third quarters of 1999. We anticipate that these taxes and penalties will be paid under the plan of reorganization with a five year promissory note bearing interest at 6% per annum, unless the bankruptcy court chooses another rate, or paid on other agreed terms.

     On December 2, 1998, we sold our natural gas assets, including our natural gas properties and the related gas gathering systems, located in Monroe, Louisiana for approximately $61.5 million. Proceeds from the sale were used to reduce borrowings under the old bank group loan.

     Plan of Reorganization. We filed our plan of reorganization with the bankruptcy court on November 30, 1999, subsequently amended and modified, and a confirmation hearing was held beginning on March 15, 2000 for final approval of the plan of reorganization. On March 20, 2000, the bankruptcy court entered a confirmation order confirming our plan of reorganization and on March 31, 2000, the effective date of our plan, our plan of reorganization was consummated. For more information about our plan or reorganization, see the section of this prospectus called "The Plan of Reorganization."

     Under the plan of reorganization, we established a new senior revolving credit facility from a syndicate of new lenders led by The Chase Manhattan Bank, as agent for the new lenders, for a principal amount of up to $250 million. Additionally, we are attempting to raise up to $90 million of new investment by the rights offering. We also borrowed $72 million under the standby loan. For more information, see the section of this prospectus called "The Plan of Reorganization -- The New Debt and Equity."

     Cash on hand as of the effective date, together with borrowings under the new credit facility and borrowings under the standby loan will be used to:

     - repay amounts due under the old bank group loan, including accrued interest and reasonable fees and expenses,

     - pay administrative expenses associated with the bankruptcy proceeding, and

     - provide working capital for future operations.

Proceeds from the rights offering will be used to pay down indebtedness under either the standby loan or the new credit facility, and to provide working capital and for general corporate purposes. See the section of this prospectus called "Use of Proceeds" for more information. General unsecured creditors will be paid in full in four equal quarterly installments from working capital during the year following the effective date and tax claims will receive five-year promissory notes bearing interest at a rate of 6% per annum, unless a different rate is chosen by the bankruptcy court, or paid on other agreed terms. For more information, see the section of this prospectus called "The Plan of Reorganization -- Classification and Treatment Summary."

     The holders of our old bonds received shares representing 96% of our new common stock as of the effective date without giving effect to dilution from shares issued under this rights offering or the standby loan. For more information, see the section of this prospectus called "The Plan of Reorganization -- 2. Old Bondholders."

     Old shareholders received shares representing 4% of our new common stock on a basis of one share of new common stock for 40 shares of old common stock as of the effective date without giving effect to dilution from shares issued under this rights offering or the standby loan and rights to purchase additional shares of our new common stock at $10.40 per share. Additionally, old shareholders are eligible to receive 20% of any proceeds from the Hicks Muse lawsuit after fees and expenses, and 40% of any proceeds from the disposition of our interest in, or the assets of, Coho Anaguid, Inc. For more information, see the section of this prospectus called "The Plan of Reorganization -- 3. Old Shareholders."

     Dividends. It is unlikely that we will pay dividends in the foreseeable future. The terms of the new credit facility and the standby loan restrict our paying dividends.

     Capital Expenditures. During 1999, we incurred capital expenditures of $6.3 million, which includes $2.1 million spent on the Tunisian well drilled in mid-1999, compared with $70.1 million for 1998. We ceased substantially all of our capital projects in 1999 due to our liquidity problems and our bankruptcy filing. No general and administrative costs associated with our exploration and development activities were capitalized for 1999, compared with $5.7 million of capitalized costs for 1998.

     During 1998, we incurred capital expenditures of $70.1 million compared with $72.7 million in 1997. The capital expenditures incurred during 1998 were largely in connection with the continuing development efforts, including recompletions, workovers and waterfloods, on existing wells in the following fields:

- Brookhaven                                          - Tatums
- Laurel                                              - East Fitts
- Martinville                                         - North Alma Deese
- Summerland                                          - Sholem Alechem
- Bumpass

In addition, during 1998, we drilled 42 wells which include the following:

- Mississippi fields             - Oklahoma fields                - Louisiana fields
  -- 16 producing oil wells        -- 11 producing oil wells        -- 2 producing gas wells
  -- 1 producing gas well          -- 5 producing gas wells         -- 3 dry holes
  -- 3 dry holes                   -- 1 dry hole

     General and administrative costs directly associated with our exploration and development activities were $4.1 million and $5.7 million for the years ended December 31, 1997 and 1998, respectively, and were included in total capital expenditures.

     Hedging Activities. Crude oil and natural gas prices are subject to significant seasonal, political and other variables which are beyond our control. In an effort to reduce the effect of the volatility of the prices received for crude oil and natural gas, we have entered, and expect to continue to enter, into crude oil and natural gas hedging transactions. It is unlikely that we will be able to enter into any forward sales agreements or other similar arrangements until we remedy our current liquidity problems because of the associated credit risks of the counterparty to these agreements. Our hedging program is intended to stabilize cash flow and thus allow us to minimize our exposure to price fluctuations. Because all hedging transactions are tied directly to our crude oil and natural gas production, we do not believe that these transactions are of a speculative nature. Gains and losses on these hedging transactions are reflected in crude oil and natural gas revenues at the time of sale of the hedged production. We had no natural gas or crude oil production hedges during 1999.

     We will be required to adopt Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" for the fiscal year ended 2001. If we had adopted this standard during 1999, there would be no effect as we had no hedges outstanding at December 31, 1999. Although the future impact of adopting this standard has not yet been determined, we believe that the impact will not be material.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

     We use financial instruments which inherently have some degree of market risk. The primary sources of market risk include fluctuations in commodity prices and interest rate fluctuations.

     Price Fluctuations. Our results of operations are highly dependent upon the prices received for crude oil and natural gas production. We have entered, and expect to continue to enter, into forward sale agreements or other arrangements for a portion of our crude oil and natural gas production to hedge our exposure to price fluctuations. At December 31, 1999, we were not a party to any forward sale agreements or other arrangements. It is unlikely that we will be able to enter into any forward sales agreements or other similar arrangements until we remedy our current liquidity problems because of the associated credit risks of the counterparty to these agreements. For more information see the section of this prospectus called "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Interest Rate Risk. Total debt as of December 31, 1999, included $239.6 million of floating-rate debt attributed to the old bank group loan. As a result, our annual interest cost in 2000 will fluctuate based on short-term interest rates. Additionally, due to the current payment defaults under the old bank group loan discussed under the section of this prospectus called "Management's Discussion and Analysis of Financial Condition and Results of Operations," the old bank group loan borrowings and the past due interest will bear interest at the default interest rate of prime plus 4%. The impact on annual cash flow of a ten percent change in the floating interest rate (approximately 125 basis points) would be approximately $3.0 million assuming outstanding debt of $239.6 million throughout the year.

     Total debt as of December 31, 1999, also included $149 million, net of $900,000 of unamortized original issue discount, of fixed rate old bonds with an estimated fair market value of $83 million based on quoted prices from market sources.

     On the effective date of the plan of reorganization, the old bank group loan was paid in full in cash and the old bonds were converted to our new common stock. A new line of credit has been established with the new lenders and Chase, as agent for the new lenders. We have also obtained additional funds under the standby loan in the amount of $72 million. The establishment of the new debt instruments, as discussed above, is expected to change our interest rate risk.

                                    BUSINESS

GENERAL

     Coho Energy, Inc. is an independent energy company engaged, through its wholly owned subsidiaries, in the development and production of, and exploration for, crude oil and natural gas. Our crude oil activities are concentrated principally in Mississippi and Oklahoma. At December 31, 1999, our total proved reserves were 113.9 MMBOE with a present value of proved reserves of $790.2 million, approximately 69% of which were proved developed reserves. At December 31, 1999, approximately 94% of our total proved reserves were comprised of crude oil. At December 31, 1999, our operations were conducted in 21 major producing fields, 17 of which we operated. Our average working interest in the fields we operate was approximately 77%.

     We were incorporated in June 1993 under the laws of the State of Texas and conduct a majority of our operations through our subsidiary Coho Resources, Inc. References in this Prospectus to "Coho," "we," "our," or "us," except as otherwise indicated, refer to Coho Energy, Inc. and our subsidiaries. Our principal executive office is located at 14785 Preston Road, Suite 860, Dallas, Texas 75240, and our telephone number is (972) 774-8300.

BANKRUPTCY PROCEEDINGS

     Our ability to effect a successful reorganization through our bankruptcy proceedings depended on our ability to consummate our plan of reorganization. At this time, it is not possible to predict the effect of our bankruptcy proceedings on our business or on the interests of our creditors or shareholders. For more information regarding the bankruptcy proceedings, see the sections of this prospectus called "Oil and Gas Operations -- Legal Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR HISTORY

     We commenced operations in Mississippi in the early 1980s and have focused most of our development efforts in that area. We believe that the salt basin in central Mississippi offers significant long-term potential due to the basin's large number of mature fields with multiple oil and gas producing sands. The application of proven technology to these underexploited and underexplored fields yields attractive, lower-risk exploitation and exploration opportunities. As a result of the attractive geology and our experience in exploiting fields in the area, we have accumulated a large inventory of potential development drilling, secondary recovery and exploration projects in this basin.

     Our focus in the onshore Gulf Coast and Mid-Continent regions has resulted in significant growth in production and reserves. Our average net daily production has increased over the last six years from 5,203 BOE in 1993 to 10,350 BOE in 1999, representing a compound annual growth rate of 12.1%; however, our crude oil and natural gas production has declined from the average of 17,599 BOE per day produced during 1998. This decline was due in part to the sale of the Monroe field gas properties in December 1998, which contributed approximately 2,452 BOE per day during 1998. Further, we experienced overall production declines on our operated properties in Oklahoma and Mississippi as a result of:

     - the natural production decline,

     - the decrease and ultimate cessation of well repair work and drilling activity during the last five months of 1998 and the first four months of 1999, and

     - the halting of production on wells which were uneconomical due to depressed crude oil prices.

     Over the five-year period ended December 31, 1999, we discovered or acquired approximately 90.9 MMBOE of proved reserves at an average finding cost of $4.83 per BOE. Over the same period, we have replaced over 428% of our production. This increase in reserves from 44.2 MMBOE at year-end 1994 to 113.9 MMBOE at year-end 1999 represents a five-year compound annual growth rate of 21.0%.

     Effective December 31, 1997, we acquired from Amoco Production Company:

     - approximately 50 MMBbls of crude oil and natural gas liquid reserves,

     - approximately 33 Bcf of natural gas reserves, and

     - interests in more than 40,000 gross acres, concentrated primarily in southern Oklahoma, including 14 principal producing fields.

Daily net production from these properties during December 1997 was approximately 7,300 BOE. To acquire these properties, we paid $257.5 million in cash and issued warrants to purchase one million of our common shares at $10.425 per share for a period of five years.

     In August 1998, we announced an agreement to issue $250 million of our common stock at $6.00 per share, approximately 41.7 million shares, to HM4 Coho L.P., a limited partnership managed by Hicks, Muse, Tate & Furst Incorporated, giving HM4 an ownership interest in Coho of approximately 62%. On December 15, 1998, we announced that HM4 was terminating the agreement reached in August 1998, which had received shareholder approval, and that we were working on revising the HM4 agreement to lower the $6.00 price per share to $4.00 on the $250 million purchase price. After working through all of the issues and reaching a verbal agreement with all of the interested parties regarding the proposed restructuring, HM4 informed us on February 12, 1999 that they were no longer interested in the investment.

     On May 27, 1999, we filed a lawsuit against HM4 in the District Court of Dallas County, Texas. The lawsuit alleges:

     - breach of the written contract terminated by HM4 in December 1998,

     - breach of the oral agreements reached with HM4 on the restructured transaction in February 1999, and

     - promissory estoppel.

In the lawsuit, we seek monetary damages of approximately $500 million. The lawsuit is currently in the discovery phase. We filed a motion for summary judgment on December 22, 1999. While we believe that the lawsuit has merit and that the actions of HM4 in December 1998 and February 1999 were the primary cause of our current liquidity crisis, there can be no assurances as to the outcome of this litigation.

     On February 22, 1999, the bank group under our old bank credit facility notified us that they had decided to reduce our borrowing capacity at January 31, 1999, from $242 million to $150 million, creating an $89.6 million over advance. The bank group's decision to change our borrowing capacity was based on the then-current decline in crude oil prices. We were unable to cure the over advance, and on March 8, 1999, we received written notice from the bank group that we were in default under the old credit facility, and the bank group reserved all rights, remedies and privileges as a result of the payment default. On August 19, 1999, the bank group accelerated the full amount outstanding under the old bank group loan. For more information about the default under the old credit facility, see the section of this prospectus called "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Additionally, our $150 million 8 7/8% bond indenture includes cross-default provisions, which would effect a default under the terms of our $150 million
8 7/8% bonds if indebtedness under the old bank group loan was not repaid within the applicable grace period after final maturity. We were unable to make the $6.7 million interest payment to the holders of our old bonds which was due on April 15, 1999. On May 19, 1999, we received a written notice of acceleration from two holders of old bonds, which own in excess of 25% in principal amount of the outstanding old bonds. As a result, on May 19, 1999, one of the holders of old bonds filed a lawsuit against us and each of our subsidiaries who is a guarantor of old bonds in the Supreme Court of the State of New York. On January 5, 2000, this lawsuit was dismissed without prejudice to the plaintiff's ability to refile the lawsuit in the future, if appropriate. For more information about the default under the old bonds, see the section of this prospectus called "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     We explored our alternatives to resolve the problems created by the bank group's actions, including:

     - the conversion of a portion or all of our old bonds to equity,

     - raising additional equity,

     - cost reduction programs to enhance cash flow from operations, and

     - refinancing our old bank credit facility to:

      - make overdue principal and interest payments on our indebtedness,

      - provide additional capital to fund well repairs, and

      - provide additional capital to fund the continued development of our properties.

However, on August 23, 1999, we made the Chapter 11 filing since we believed that the resolution of our restructuring could not be completed without the protection and assistance of the bankruptcy court.

BUSINESS STRATEGY

     While we remain committed in the long term to our multifaceted growth strategy, as discussed below, oil prices and cash flow estimates dictate our near-term business strategy. Most of our near-term capital expenditures are expected to be made in Oklahoma and Mississippi. Our Oklahoma properties offer numerous shallow oil and gas recompletion and drilling opportunities with favorable economics.

     In the past we have pursued a multifaceted growth strategy, as follows:


     Field Development. Due to our experience in developing oil and gas properties with long production histories, we maximize production and increase reserves through activities such as:


     - recompletions,

     - enhancement of production facilities,

     - multi-zone completions,

     - development/delineation drilling, including high-angle and horizontal drilling, and

     - secondary recovery projects.

Since 1994, we have drilled 94 development wells, of which 87% were completed successfully.

     Use of Technology. We identify exploration prospects and develop reserves in the vicinity of our existing fields using technologies that include 3-D seismic technology. 3-D seismic technology is a tool that allows us to look at vertical cross-sections as well as horizontal cross-sections beneath the prospective area of our properties on a very small grid pattern. We first began using 3-D seismic technology in the Laurel field in Mississippi in 1983, and have shot two large 3-D seismic programs in and around our existing properties in Mississippi within the last four years. At the time of purchase, we acquired four 3-D seismic programs in and around our Oklahoma properties. These programs have produced an attractive inventory of exploration projects that can be pursued in the future.

     Acquire Properties with Underdeveloped Reserves. We acquire underdeveloped crude oil and natural gas properties which have geological complexity and multiple producing horizons. We believe that our extensive experience in Mississippi developed over the past 15 years should enable us to efficiently increase reserves and improve production rates in similar geologically complex environments. Additionally, we believe that this experience gives us a competitive advantage in evaluating similarly situated acquisition prospects. For more information about our experience in Mississippi, see "Oil and Gas Operations -- Principal Areas of Activity -- Gulf Coast Area."

     Significant Control of Operations. Our long-term strategy of increasing production and reserves through acquiring and developing multiple-zone fields requires us to develop a thorough understanding of the complex geological structures and to maintain operational control of field development. Therefore, we strive to operate and obtain high working interests in all of our properties. As of December 31, 1999, we operated 17 of the 21 major fields in which we have production. Of the operated properties, our average working interest is approximately 77%. Operating control, combined with our significant technical and geological expertise, enables us to control the magnitude and timing of our capital expenditures and field development.

     Geographic Focus. We have been able to maintain a low cost structure through asset concentration. At December 31, 1999, approximately 89% of our Gulf Coast reserves were concentrated in five fields, and 80% of our Mid-Continent reserves were concentrated in six fields. Asset concentration permits operating economies of scale and leverages operational, technical and marketing capabilities.

                             OIL AND GAS OPERATIONS

     General. We have focused our operations on three main activities: conventional exploitation, secondary recovery and exploration. Each of these interrelated activities plays an important role in our continuing production and reserve growth. Our 1998 and 1999 operations have been conducted primarily in the following fields:

     - Mississippi -- Brookhaven, Laurel, Martinville, Soso, and Summerland fields.

     - Oklahoma -- Bumpass, Sholem Alechem, and East Fitts fields.

Our capital expenditures totaled $70.1 million in 1998 and $6.3 million in 1999. The substantial reduction in 1999 capital expenditures was due to budget constraints resulting from the substantial decline in crude oil prices in 1998 and early 1999, as well as expenditure constraints imposed by the bankruptcy court subsequent to August 23, 1999.

     Conventional Exploitation. Our properties are characterized by the large number of formations that have been productive, as well as by the large number of wells that have been drilled over the past 50 years. These well histories provide considerable geological and reservoir information for use in further exploration and exploitation.

     Acquisition of mature underdeveloped and underexplored fields has been one of the key elements of our strategy of building reserves and creating shareholder value. By capitalizing on our operating knowledge and technical expertise, we have been able to acquire properties and develop substantial additional low-cost reserves through conventional development drilling and exploration opportunities. This strategy is illustrated by our 1995 acquisition of the Brookhaven field in Mississippi. Since acquiring this property in 1995, we increased total daily field production, by successful exploitation and exploration, to approximately 1,123 net BOE by year end 1998 from approximately 230 net BOE at the time of acquisition. However, due to natural reservoir decline and limited well activity, production in the Brookhaven field declined to 560 BOE per day in 1999. In addition, we increased the proved reserves associated with our Mid Continent properties to 74.6 MMBOE at December 31, 1999 from 55.5 MMBOE at the time of their acquisition in December 1997, due to our acquisition of additional working interest in the Mid Continent properties and the successful exploitation of the Springer, Deese, Viola, Hunton and Bromide reservoirs in 1998 and 1999.

     Secondary Recovery. Over the last five years, we have evaluated 20 secondary recovery projects in the Mississippi salt basin. Six of these projects have been successfully developed and 14 are undergoing further evaluation or are in the pilot phase. Since the acquisition of our Oklahoma properties, we have identified 11 new secondary recovery projects to be developed. These projects are currently in the study or planning phases. Facilities and wellbores are being evaluated to begin pilot waterfloods in three of these projects. The current waterflood operations have been part of our efforts to lower operating expenses and improve production enhancement opportunities through low cost waterflood conformance work. These projects have demonstrated strong production response and meaningful reserve additions. In addition, these projects incur low production costs due to existing field infrastructures and the ability to reinject produced water from current operations. We believe opportunities exist for adding secondary recovery projects throughout our current field inventory.

     Exploration. The many productive formations located within our producing properties substantially reduce dry hole risks, which improves exploration economics. We have drilled several successful exploration wells in the Brookhaven, Laurel, Martinville and Eola fields. In 1995, we completed a 24 square mile 3-D seismic survey on the Martinville field. Based on this data, two successful exploratory wells were completed, one in 1996 and one in 1997. We have identified additional opportunities in the Martinville field; however, lower oil prices and budget constraints did not allow us to pursue these opportunities in 1998 and 1999. We may pursue these drilling opportunities as oil prices and cash flow allow. In 1996, we completed a 37 square mile 3-D seismic survey encompassing the Laurel field, our largest crude oil producing field, which currently has producing properties covering less than one square mile within the survey area. Based on initial interpretations, several exploration wells are planned in the future, and a prospect which has similar geological properties west of the Laurel field has been identified. We believe each of these fields has significant exploration reserve potential relative to our reserve base.

     Along with the producing properties acquired in Oklahoma in 1997, we acquired approximately 95 square miles of 3-D seismic data and 2,750 miles of 2-D seismic data. 2-D seismic data is a tool that allows us to look at vertical cross-sections beneath the prospective area of our properties typically on a much wider grid pattern. A large portion of the 3-D seismic data is over areas of future reserve potential. The 3-D data will be useful in enhancing waterflood development and exploration of the deeper objectives.

PRINCIPAL AREAS OF ACTIVITY

     The following table sets forth, for our major producing areas, average net daily production of crude oil and natural gas on a BOE basis for each of the years in the three-year period ended December 31, 1999, and the number of productive wells producing at December 31, 1999. The Oklahoma properties were acquired effective December 31, 1997, with no production being recorded in 1997. The Louisiana properties were sold December 2, 1998.

                                      YEAR ENDED DECEMBER 31,           AT DECEMBER 31, 1999
                                      ------------------------   -----------------------------------
                                       1997     1998     1999        NET
                                      ------   ------   ------   PRODUCTIVE
                                                                    WELLS                   AVERAGE
                                       BOE/     BOE/     BOE/    -----------   PERCENTAGE   WORKING
STATE                                  DAY      DAY     DAY(A)   OIL    GAS     OPERATED    INTEREST
-----                                 ------   ------   ------   ----   ----   ----------   --------
Mississippi.........................   8,178    8,202    4,621   116      1       95%         91%
Oklahoma............................      --    6,345    5,414   572     51       50%         41%
Louisiana...........................   2,848    2,452       --    --     --        --          --
Other...............................     201      600      315     1      3        8%         14%
                                      ------   ------   ------   ---     --
     Total..........................  11,227   17,599   10,350   689     55
                                      ======   ======   ======   ===     ==

---------------

(a) In response to depressed crude oil prices during 1998 and early 1999, we significantly reduced minor and major repairs and drilling activity on our operated properties beginning in August 1998, ceased all repair work and drilling activity in December 1998 and halted production on wells which were uneconomical. We restarted repairs and maintenance on the properties we operate and began doing limited recompletion and workover activity in the second half of 1999.

  Gulf Coast Area

     Brookhaven Field, Mississippi. In 1995, we purchased a 93% working interest in the unitized Brookhaven field covering more than 13,000 acres. Unitized means that the royalty and working interests are pooled within a given geological and/or geographical area. At the time of acquisition, there were 11 active wells and 159 inactive wells. Proved reserves were 1.2 MMBOE and net production averaged approximately 230 BOE per day, producing only from the Tuscaloosa formation at 10,500 feet.

     As with other fields, we acquired the Brookhaven field in anticipation of additional field-wide recoveries through development drilling, recompletions, secondary recovery and exploration. During our first year of ownership, we focused our efforts on expanding our understanding of the Tuscaloosa reservoir. Our mapping suggested less than 25% of the oil in place from the Tuscaloosa reservoir had been recovered. As a result of our study, we identified and have drilled six new Tuscaloosa well bores in the field to date. The six penetrations found remaining crude oil reserves due to structural and stratigraphic complexity. Four of these penetrations have been completed as commercial producers and two wells will be used as injectors to aid our secondary recovery operations. In 1998 and 1999, we continued our detailed study and mapping of the stratigraphically complex Tuscaloosa reservoirs and initiated several waterflood pilot areas.

     In addition to our exploitation success, we have had significant exploration success. In 1997 and early 1998, we had successful deep exploratory results in the Washita Fredricksburg, Paluxy and Rodessa formations, with initial production from these horizons in excess of 1,600 gross BOE per day. Due to deep structural complexity realized with the 1997 and early 1998 drilling, additional drilling was halted until new seismic data was acquired. In 1998, 35 miles of 2-D seismic data was acquired and interpreted. This 2-D seismic data has improved the structural definition of the deep drilling potential in these formations which assists us in selecting drilling locations.

     Production in Brookhaven in 1999 averaged 560 BOE per day and proved reserves at December 31, 1999 were 6.4 MMBOE. Daily production was 50% below 1998 levels and reserves were 10% below 1998 levels as a result of the reduced capital activity and natural reservoir decline.

     Cranfield Field, Mississippi. As a result of the exploration success at Brookhaven, we leased approximately 7,900 net acres on a similar geologic structure near the Brookhaven field in the Cranfield field. In 1998, detailed mapping using subsurface data from existing well bores and existing 2-D seismic data was performed. Drilling prospects were generated at depths from 6,000 feet to 11,000 feet in four different horizons:

     - the Wilcox formations,

     - the Eutaw formations,

     - the Tuscaloosa formations, and

     - the Washita Fredricksburg formations.

Two existing wellbores were reentered during the second half of 1998. The Hosston and Mooringsport formations were tested unsuccessfully in one deep existing wellbore; however, excellent reservoir quality rock was found in the Mooringsport formation, which we believe remains a future exploitation opportunity. A re-entry of an existing shallow wellbore proved successful in both the Washita Fredricksburg and Wilcox formations. The Washita Fredricksburg formation tested at a rate of 700 Mcf per day and turned to sales in early 1999. Production in Cranfield in 1999 averaged 378 Mcf per day and proved reserves at December 31, 1999 were 0.6 MMBOE.

     Laurel Field, Mississippi. The Laurel field is a multi-pay geological setting with producing horizons from the Eutaw formation at approximately 7,500 feet, to the Hosston formation at approximately 13,500 feet. It is our largest oil producing property and represented approximately 50% of our total Mississippi production on a BOE basis in 1999. At December 31, 1999, the field contained 47 wells producing from the Stanley, Christmas, Tuscaloosa, Washita Fredricksburg, Paluxy, Mooringsport, Rodessa, Sligo and Hosston reservoirs.

     We consider the Laurel field both an exploration and exploitation success. In 1983, at the time of the initial acquisition, the only then-existing well in what is now the Laurel field had been operating for 24 years and was producing only 47 BOPD. We employed 3-D seismic technology to assist in defining the multi-pay zones in the field and began an extensive drilling program to increase primary production, using a combination of vertical, high-angle and horizontal drilling techniques.

     We have also implemented successful secondary recovery programs in a number of Laurel's producing reservoirs. In recent years, secondary recovery programs were started in the Mooringsport, Rodessa, Sligo and Tuscaloosa Stringer reservoirs. The production response from the secondary recovery projects has been strong.

     In addition to the continued exploitation program, we have continued an active exploration program at Laurel. In 1996 and 1997, much of our focus at Laurel was directed toward a mineral leasing program and the permitting and surveying associated with shooting a 37 square mile 3-D seismic program. In 1998 and 1999, we evaluated the 3-D seismic data to better understand the exploration potential within the Laurel field as it is currently defined, as well as to define exploration possibilities in the acreage surrounding the field.

     The average net daily production in 1999 from Laurel was 2,300 BOE, down 35% from 1998 levels due to our scaled back operating and capital program. These programs were scaled back because of the substantial decline in commodity prices in 1998 and early 1999 and the resulting budget constraints. At December 31, 1999, proved reserves were 12.5 MMBOE, up approximately 33% over year end 1998. The reserve increase is attributable primarily to improved crude oil prices experienced at year end 1999 relative to year end 1998.

     Martinville Field, Mississippi. We acquired the Martinville field in April 1989; it was originally discovered in 1957. At the time of acquisition, Martinville was producing only 80 net BOE per day; the average production for 1999 was 776 net BOE per day. The field covers more than 7,400 acres and currently has 17 producing wells. Like Laurel, the field is characterized by highly complex faulting and produces from multiple horizons. We currently have an average working interest of 98% in the field.

     In late 1995, we conducted a 3-D seismic shoot over a 24 square mile area to enhance our ability to exploit primary reserves through continued reservoir delineation and to develop secondary recovery projects in the Mooringsport, Rodessa and Sligo formations.

     Since 1996, we have successfully drilled wells to the Hosston, Sligo, Rodessa, Mooringsport and Washita Fredricksburg formations, including two successful development wells drilled and completed in 1998 in the Sligo and Washita Fredricksburg reservoirs.

     Because declining oil prices in 1998 and early 1999 made property development less economical, we spent much of the year refining our interpretation of the 3-D seismic data of Martinville. We currently have defined six exploration prospects along with numerous development drilling opportunities. Proved reserves at year end 1999 totaled 5.4 MMBOE, a 13% decline from year end 1998. This decline is due to the lack of development of the Martinville properties in 1999 due to low oil prices during the first half of 1999, reduced capital activity and the natural reservoir decline.

     Soso Field, Mississippi. In mid-1990, we acquired a 90% working interest in the Soso field, which was originally discovered in 1945 and covers approximately 6,500 acres. At the time we acquired it, the field produced 225 BOPD. For 1999, the average daily production was 354 BOE, a decrease of 56% from 1998 average daily production. Reserves at December 31, 1999 totaled 5.6 MMBOE, a 12% increase over year end 1998. The decline in average daily production is due to reduced development activity on the properties as a result of capital budget constraints, while the increase in reserves is due to improved crude oil prices experienced at year end 1999 relative to year end 1998.

     Soso is a large, geologically complex field which had already produced over 75 MMBOE at the time we acquired it in 1990. Also, like Brookhaven, our detailed mapping of the field suggested that less than 25% of the total crude oil had been recovered. We acquired Soso primarily to increase total recoverable reserves by another 5% to 15% through recompletions in existing wellbores, development drilling and secondary recovery projects.

     Most of our early production growth at Soso was associated with workovers and recompletions on existing wells, with some development drilling taking place. Because of the success of secondary recovery projects at Laurel and Martinville, we took a fresh look at the field in 1997, and since then, secondary recovery projects have been initiated in the Cotton Valley, Sligo and Rodessa formations.

     In 1998, we acquired 35 miles of new 2-D seismic data across the Soso field. This 2-D seismic data should enhance our development of the Hosston and Cotton Valley formations. We believe many more exploitation opportunities exist for primary as well as secondary reserves in the multi-reservoir field.

     Summerland Field, Mississippi. The Summerland field, discovered in 1959, is a broad, elongated, fault bounded anticline with productive intervals from the Tuscaloosa formation at approximately 6,000 feet to the Mooringsport formation at 12,500 feet. At December 31, 1999, we operated 18 producing wells and had an average working interest of 90% in this unitized field.

     We assumed operating control of the Summerland field in November 1989. At the date of acquisition, net crude oil production was 415 BOE per day, of which only 200 BOE per day were economic. Recompletions, development drilling and the installation of higher volume artificial lift equipment increased net crude oil production to 1,019 BOE per day in 1998. For 1999, however, daily production averaged 494 BOE, down from 1998 as a result of the natural decline of the reservoirs, low oil prices during the first half of 1999 and reduced capital activity.

     At December 31, 1999, the Summerland field had proved reserves of 5.6 MMBOE, up approximately 6% over year end 1998 due to improved crude oil prices.

  Mid-Continent Area

     In December 1997, we acquired interests in approximately 40,000 gross acres concentrated primarily in southern Oklahoma, including 14 principal producing fields. Of the 14 principal producing fields, we are the operator of eleven fields. At December 31, 1999, we had an average working interest in the eleven fields we operate of approximately 74%.

     These properties are very similar to our Mississippi salt basin operations and we believe that our substantial knowledge base should benefit in the development of these properties. In 1998, we began an exploration and exploitation program which resulted in the drilling of 19 gross wells, 18 of which were completed successfully. Additionally, we began interpreting 3-D seismic information on two fields in 1998 and have identified several drilling opportunities as a direct result of this seismic information. In 1999, activity on these properties was very limited due to capital budget constraints.

     Bumpass Unit, Oklahoma. The Bumpass Unit, located in Carter County, Oklahoma, was discovered in 1924. Production is primarily from both structural and stratigraphic traps within the Deese and Springer reservoirs. The Deese reservoirs are typically encountered at depths between 3,500 and 4,500 feet with the Springer reservoirs located from 4,500 to 6,700 feet.

     Currently, our primary focus at Bumpass is to exploit the Flattop and Goodwin sands located in the Springer formation, which we believe to be underdeveloped. In 1998 and 1999, we drilled one well, deepened one well and recompleted two wells in these lower Springer sands. All four of these jobs were successful and resulted in a combined initial production rate in excess of 3,000 net Mcf per day. We intend to continue this exploitation program in 2000. Additionally, we are studying the Humphrey sands, which are in the upper portion of the Springer formation, to determine their waterflood potential. At December 31, 1999, we had an average working interest of approximately 65% in the Bumpass field.

     Average net daily production in 1999 was 451 BOE compared with 623 BOE per day in 1998. Proved reserves at December 31, 1999 totaled 4.5 MMBOE, a decrease of 10% from the 5.0 MMBOE at the end of 1998. The decrease in both production and reserves is due to the reduced development activity on the property as a result of capital budget constraints experienced during 1999.

     Sholem Alechem Fault Block "A" Unit, Oklahoma. Located in Stephens County, Oklahoma, the Sholem Alechem Fault Block "A" Unit was discovered in 1947. As with the Bumpass Unit, production at Sholem Alechem originates primarily from the Deese and Springer reservoirs.

     In 1998 and 1999, we deepened eight wells and recompleted one well into the Flattop and Goodwin sands located in the Springer formation. Six of these nine jobs were successful and resulted in a combined initial production rate of 240 net BOE per day and 1,630 net Mcf per day. Exploitation of the Springer formation will continue into 2000. At December 31, 1999, we had an average working interest in Sholem Alechem of approximately 89%.

     Net production in 1999 averaged 705 BOE per day, down from the 843 BOE per day in 1998 as a result of our limited development activity during the year. Proved reserves at December 31, 1999 totaled 7.0 MMBOE, basically unchanged from year end 1998.

     East Fitts Unit, Oklahoma. The East Fitts Unit was discovered in 1933, with production originating from the Cromwell, Hunton and Viola reservoirs, at depths ranging from 2,400 to 5,000 feet.

     Our current emphasis at East Fitts is to take the Viola reservoir from ten acre spacing to five acre spacing. We believe that this development will not only increase existing production but prove up additional reserves. In 1998, we drilled five wells to the Viola reservoir, all of which were successful, increasing production by 200 BOE per day and adding approximately 600 MBOE in reserves. No significant activity occurred in the East Fitts Unit in 1999 due to capital budget constraints. However, additional wells to the Viola reservoir are planned in 2000, and we are planning to initiate pilot waterflood projects in the Chimney Hill formation, a lower member of the Hunton reservoir, and the Bromide formation. At December 31, 1999, our average working interest in East Fitts was approximately 83%.

     Average net daily production in 1999 was 997 BOE and proved reserves at December 31, 1999 totaled 23.7 MMBOE. This is down marginally from the average 1998 production of 1,174 BOE per day and 1998 proved reserves of 24.6 MMBOE.

     Other Oklahoma. We operate eight other fields in Oklahoma:

     - East Velma Middle Block,

     - North Alma Deese,

     - Tatums,

     - Jennings Deese,

     - Graham Deese,

     - Eola S.E.,

     - Eola N.W., and

     - Cox Penn.

Total average net daily production in 1999 from these fields was 2,169 BOE. East Velma Middle Block has significant upside potential through secondary recovery. Similar reservoirs have been successfully waterflooded along the Velma complex. East Velma Middle Block is the remaining block along this complex which has not been enhanced through secondary recovery. Tatums is a shallow Deese producing unit which has been evaluated to have significant upside potential through down spacing. Currently the unit is developed on a ten acre spacing with some areas of the field underexploited. A five acre drilling program and adjustments to current waterflood injection could provide substantial upside potential. At year end, net proved reserves from these properties totaled 33.6 MMBOE, essentially unchanged from year end 1998.

     We also have non-operating working interests in three fields in Oklahoma. At December 31, 1999, year-end proved reserves in these three fields were estimated at 3.0 MMBOE.

     Since the acquisition of the Oklahoma properties, we have identified 11 new secondary recovery projects to be developed. These projects are currently in the study or planning phases. Facilities and wellbores are being evaluated to begin pilot waterfloods. In addition, these projects should incur low capital and production costs due to existing field infrastructures. We believe opportunities exist for adding secondary recovery projects throughout our current field inventory. Additionally, we believe that substantial Springer through Simpson gas potential exists in and around our currently operated properties. This potential will be a focal point of low-risk exploration through the deepening of existing wellbores or through recompletions, both of which require less capital as compared to drilling for these objectives. Historically in these areas, gas has not been the primary focus of exploitation; however, improved technology has now allowed commercial development of these deeper, tighter objectives.

  Other Domestic Properties

     We also have working interests in other producing properties in Mississippi and Texas. We operate the Bentonia and Frio properties in Mississippi and own non-operated working interests in the Glazier property in Mississippi, the Clarksville field in Texas and a field in state waters offshore North Padre Island, Texas. As of December 31, 1999, these fields had combined net proved reserves of 4.9 MMBOE.

  Tunisia, North Africa

     We have a 45.8% interest in a permit covering 1.1 million gross acres in Tunisia, North Africa that we acquired from our former Canadian parent company. During 1994, we and our joint interest partners conducted a seismic survey on the Anaguid permit in Tunisia. In October 1995, we and our partners drilled an unsuccessful exploratory well on the Anaguid permit in southern Tunisia. In early 1997, we and our partners conducted a 465 kilometer 2-D seismic program in a new area of the Anaguid permit. In June 1999, we commenced drilling an exploratory well on this permit. In September 1999, we tested the well and determined that the well would not produce sufficient quantities of crude oil to justify further completion work on the well. As a result, we wrote down our Tunisian properties by $5.4 million during the third quarter of 1999. Anadarko Tunisia Anaguid Company, one of the working interest partners in this permit, has assumed responsibility as operator and plans to continue exploration of this permit.

     In June 1999, we extended our Anaguid permit in Tunisia through June 2001. We have a commitment to drill two additional wells during that two-year period.

     PRODUCTION

     The following table contains information regarding our production volumes, average prices received and average production costs associated with our sales of crude oil and natural gas for each of the years in the three-year period ended December 31, 1999:

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              1997     1998     1999
                                                             ------   ------   ------
CRUDE OIL:
  Volumes (MBbls)..........................................   2,820    5,069    3,343
  Average sales price (per Bbl)(a).........................  $16.31   $10.40   $15.40
NATURAL GAS:
  Volumes (MMcf)...........................................   7,666    8,124    2,608
  Average sales price (per Mcf)(b).........................  $ 2.23   $ 1.98   $ 2.24
AVERAGE PRODUCTION COST (PER BOE)(c).......................  $ 3.90   $ 4.18   $ 5.60

---------------

(a) Includes the effects of crude oil price hedging contracts. Price per Bbl before the effect of hedging was $16.42 for the year ended December 31, 1997, $10.40 for the year ended December 31, 1998 and $15.40 for the year ended December 31, 1999.

(b) Includes the effects of natural gas price hedging contracts. Price per Mcf before the effect of hedging was $2.22 for the year ended December 31, 1997, $1.92 for the year ended December 31, 1998 and $2.24 for the year ended December 31, 1999.

(c)  Includes lease operating expenses and production taxes.

     DRILLING ACTIVITIES

     During the periods indicated, we drilled or participated in the drilling of the following wells:

                                                         YEAR ENDED DECEMBER 31,
                                                -----------------------------------------
                                                    1997           1998          1999
                                                ------------   ------------   -----------
                                                GROSS   NET    GROSS   NET    GROSS   NET
                                                -----   ----   -----   ----   -----   ---
EXPLORATORY:
  Crude oil...................................    3      2.8     1      1.0     --     --
  Natural gas.................................    1       .8    --       --     --     --
  Dry holes(1)................................    1      1.0     2      2.0      1    0.5
DEVELOPMENT:(2)
  Crude oil...................................   10      9.3    26     21.7     --     --
  Natural gas.................................   11      9.8     8      6.5      3    3.0
  Dry holes...................................    2      2.0     5      4.9      2    1.5
  Service wells...............................   --       --     2      1.0     --     --
                                                 --     ----    --     ----    ---    ---
          Total...............................   28     25.7    44     37.1      6    5.0
                                                 ==     ====    ==     ====    ===    ===

---------------

(1) 1999 well was drilled in Tunisia, North Africa.

(2) Included in drilling activities are wells deepened to a lower reservoir through existing well bores. In 1999, all wells under "Development" were deepenings within existing well bores.

     At December 31, 1999, we were not participating in the drilling or completion stages of a well.

     RESERVES

     The following table summarizes our net proved crude oil and natural gas reserves as of December 31, 1999, which have been reviewed by Ryder Scott Company with regard to our Mississippi properties and Sproule Associates, Inc. with regard to our Oklahoma properties. The other properties in the table are related to our crude oil and natural gas reserves located in Texas which have been audited, depending on location, by the independent engineers named in the preceding sentence.

                                                          CRUDE    NATURAL   NET PROVED
                                                           OIL       GAS      RESERVES
                                                         (MBBLS)   (MMCF)      (MBOE)
                                                         -------   -------   ----------
Mississippi............................................   36,736    2,978      37,232
Oklahoma...............................................   68,533   25,863      72,844
Other..................................................    1,844   11,797       3,810
                                                         -------   ------     -------
          Total........................................  107,113   40,638     113,886
                                                         =======   ======     =======

     At December 31, 1999, we had net proved developed reserves of 78,047 MBOE and net proved undeveloped reserves of 35,839 MBOE. The present value of proved reserves was $790.2 million, which represented $543.7 million for the proved developed reserves and $246.5 million for the proved undeveloped reserves. At December 31, 1998, we reported total proved reserves of 111,059 MBOE, and the present value of proved reserves was $269.3 million.

     There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves, including many factors beyond our control. The estimates of the reserve engineers are based on several assumptions, including the following:

     - actual future production,

     - revenues,

     - taxes,

     - production costs,

     - development expenditures and

     - quantities of recoverable crude oil and natural gas reserves.

Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth herein. In addition, our reserves might be subject to revision based upon:

     - actual production,

     - results of future development,

     - prevailing crude oil and natural gas prices and

     - other factors.

     In general, the volumes of production from crude oil and natural gas properties decline as reserves are depleted. Except to the extent we acquire additional properties containing proved reserves or conduct successful exploration and development activities, or both, our proved reserves will decline as reserves are produced. Future crude oil and natural gas production is therefore highly dependent upon the level of success in acquiring or finding additional reserves.

     For further information on reserves, costs relating to crude oil and natural gas activities and results in operations from producing activities, see "Supplementary Information Related to Oil and Gas Activities" appearing in note 14 to our consolidated financial statements included in this prospectus.

     ACREAGE

     The following table summarizes the developed and undeveloped acreage we owned or leased at December 31, 1999:

                                                        DEVELOPED        UNDEVELOPED
                                                     ---------------   ---------------
                                                     GROSS     NET     GROSS     NET
                                                     ------   ------   ------   ------
Mississippi........................................  24,126   22,881   26,901   22,640
Oklahoma...........................................  38,463   28,301       40       40
Texas..............................................   4,276    3,428    1,691    1,691
Offshore Gulf of Mexico............................   5,760    2,269       --       --
                                                     ------   ------   ------   ------
          Total....................................  72,625   56,879   28,632   24,371
                                                     ======   ======   ======   ======

     At December 31, 1999, we also held a 45.8% working interest in an exploratory permit in Tunisia, North Africa, covering approximately 1,130,000 gross acres.

TITLE TO PROPERTIES

     As is customary in the oil and gas industry, in many circumstances, we make only a limited review of title to undeveloped crude oil and natural gas leases at the time we acquire them. However, before we acquire developed crude oil and natural gas properties, and before drilling commences on any leases, we cause a thorough title search to be conducted, and any material defects in title are remedied to the extent possible. To the extent title opinions or other investigations reflect title defects, we, rather than the seller of the undeveloped property, are typically obligated to cure any title defects at our expense. We could lose our entire investment in any property we drill, if we have a title defect of a nature that makes it prudent to commence drilling upon but which we could not remedy or cure. We believe that we have good title to our crude oil and natural gas properties, some of which are subject to immaterial encumbrances, easements and restrictions. The crude oil and natural gas properties we own are also typically subject to royalty and other similar non-cost bearing interests customary in the industry. We do not believe that any of these encumbrances or burdens will materially affect our ownership or use of our properties.

COMPETITION

     The crude oil and natural gas industry is highly competitive. We encounter strong competition from major oil companies and independent operators in acquiring properties and leases for the exploration for, and production of, crude oil and natural gas. Competition is particularly intense with respect to the acquisition of desirable undeveloped crude oil and natural gas properties. The principal competitive factors in the acquisition of desirable undeveloped crude oil and natural gas properties include the staff and data necessary to identify, investigate and purchase these properties, and the financial resources necessary to acquire and develop these properties. Many of our competitors have financial resources, staff and facilities substantially greater than ours. In addition, the producing, processing and marketing of crude oil and natural gas is affected by a number of factors which are beyond our control, the effect of which cannot be accurately predicted.

     The principal resources necessary for the exploration and production of crude oil and natural gas are:

     - leasehold prospects under which crude oil and natural gas reserves may be discovered,

     - drilling rigs and related equipment to explore for these reserves, and

     - knowledgeable personnel to conduct all phases of crude oil and natural gas operations.

We compete for these resources with both major crude oil and natural gas companies and independent operators. Although we believe our current operating and financial resources will be adequate to preclude any significant disruption of our operations in the immediate future if our plan of reorganization is consummated, the continued availability of these materials and resources to us cannot be assured.

CUSTOMERS AND MARKETS

     Substantially all of our crude oil is sold at the wellhead at posted prices, as is customary in the industry. In some circumstances, natural gas liquids are removed from our natural gas production and are sold by us at posted prices. During 1999, EOTT Energy Operating Limited Partnership accounted for 39% of our revenues and Amoco Production Company accounted for 41% of our revenues. While we believe our relationships with EOTT and Amoco are good, any loss of revenue from these customers due to nonpayment would have an adverse effect on our net income and earnings per share on our income statement and, ultimately, may affect our share price. In addition, any significant late payment may adversely affect our short term liquidity position.

     We have a three-year crude oil purchase agreement with EOTT which was effective March 1, 1996. Under the crude oil purchase agreement, we committed the majority of our crude oil production in Mississippi to EOTT for a period of three years on a pricing basis of posting plus a premium. This contract is currently on a month-to-month basis. As part of this contract, we have agreed to sell to EOTT approximately 50% of our heavy Mississippi crude oil with a minimum well head price of $8.50 per barrel.

     The majority of crude oil production in Oklahoma is sold to Amoco on a NYMEX pricing basis minus a discount. Beginning January 1, 1999 and for a nine-year period thereafter, Amoco has a right of first refusal to match, in all respects, a competitive bid. The crude contract was a component of the original Amoco purchase and sale agreement and provides for a competitive annual review of the pricing mechanism.

     The price we receive for crude oil and natural gas may vary significantly during the year due to the volatility of the crude oil and natural gas market, particularly during the cold winter and hot summer months. As a result, we periodically enter into forward sale agreements or other arrangements for a portion of our crude oil and natural gas production to hedge our exposure to price fluctuations. Gains and losses on these forward sale agreements are reflected in crude oil and natural gas revenues at the time of sale of the related hedged production. While intended to reduce the effects of the volatility of the prices received for crude oil and natural gas, these hedging transactions may limit our potential gains if crude oil and natural gas prices were to rise substantially over the price established by the hedge. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and Note 1 to our consolidated financial statements for more information related to hedging.

OFFICE AND FIELD FACILITIES

     We currently lease 47,942 square feet for our executive and administrative offices in Dallas, Texas, under a lease that continues through October 2000. We are considering a renewal of some portion of this lease as well as other available square footage. We also lease field offices in Laurel, Mississippi, covering approximately 5,000 square feet under a non-cancelable lease extending through June 2000. We are currently evaluating the renewal of the Laurel lease as well as other alternatives. We also lease office space in Ratliff City, Oklahoma, covering approximately 10,000 square feet through January 2003.

GOVERNMENTAL REGULATION

     Regulation of Crude Oil and Natural Gas Exploration and Production. Crude oil and natural gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. These regulations include:

     - requiring permits for the drilling of wells,

     - maintaining bonding requirements in order to drill or operate wells,

     - regulating the location of wells,

     - regulating the method of drilling and casing wells,

     - regulating the surface use and restoration of properties upon which wells are drilled, and

     - regulating the plugging and abandonment of wells.

Our operations are also subject to various conservation laws and regulations in which our properties are located, including those of Mississippi, Oklahoma and Texas. These laws and regulations include the regulation of :

     - the size of drilling and spacing units or proration units,

     - regulation of the density of wells that may be drilled,

     - regulation of unitization or pooling of crude oil and natural gas properties,

     - maximum rates of production from crude oil and natural gas wells,

     - restrictions on the venting or flaring of natural gas, and

     - requirements regarding the ratability of production.

Some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of land and leases. The effect of these regulations is to limit the amount of crude oil and natural gas we can produce from our wells and to limit the number of wells or the locations at which we can drill.

     Each state generally imposes a production or severance tax with respect to production and sale of crude oil, natural gas and natural gas liquids within their respective jurisdictions. For the most part, state production taxes are applied as a percentage of production or sales. Currently, we are subject to production tax rates of up to 6% in Mississippi and 7% in Oklahoma. In addition, we have been active in the adoption of legislation dealing with production and severance tax relief in Mississippi, specifically where severance tax is either waived for a fixed period of time, as in renewed production from inactive wells, or reduced to

50% of regular rates for enhanced recovery projects. The state of Oklahoma has adopted severance tax relief, adjusting tax rates to:

     - 1% for posted crude oil priced less than $14.00 per barrel,

     - 4% for posted crude oil priced between $14.00 and $17.00 per barrel, and

     - the regular tax rate of 7% for prices over $17.00 per barrel.

     Legislation affecting the crude oil and natural gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the crude oil and natural gas industry and its individual members. Some of these rules and regulations carry substantial penalties for failure to comply. The regulatory burden on the crude oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability.

     Offshore Leasing. Some of our operations are located on federal crude oil and natural gas leases, which are administered by the United States Minerals Management Service. These leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed regulations and orders, which are subject to change by the Minerals Service. For offshore operations, lessees must obtain approval from the Minerals Service for exploration plans and development and production plans before the commencement of operations. In addition to permits required from other agencies, such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency, lessees must obtain a permit from the Minerals Service before the commencement of drilling. The Minerals Service has promulgated regulations requiring offshore production facilities located on the outer continental shelf to meet stringent engineering and construction specifications. Similarly, the Minerals Service has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. Under some circumstances, the Minerals Service may require any operations on federal leases to be suspended or terminated. To cover the various obligations of lessees on the outer continental shelf, the Minerals Service generally requires that lessees or operators post substantial bonds or other acceptable assurances that these obligations will be met. The cost of these bonds or other surety can be substantial and there is no assurance that we can obtain bonds or other surety in all cases.

     Gas Royalty Valuation Regulations. In December 1997, the Minerals Service published a final rule amending its regulations governing valuation for royalty purposes of gas produced from federal and Indian leases. The rule primarily addresses allowances for transportation of gas and purports to clarify the methods by which gas royalties and deductions for gas transportation are calculated. The final rule became effective February 1, 1998. The rule purports to continue the commitment of the Minerals Service to assure that lessees deduct only the actual, reasonable costs of transportation and not any marketing costs. The rule identifies specific allowable and nonallowable costs of transportation. The rule is, however, under judicial review. In August 1999, the Minerals Service published a final rule amending its regulations governing the valuation for royalty purposes of natural gas produced from Indian leases. The changes add alternative valuation methods to the existing regulations, to ensure that Indian lessors receive maximum revenues from their mineral resources. The final rule became effective January 1, 2000.

     Crude Oil Sales and Transportation Rates. Sales of crude oil and condensate can be made by us at market prices not subject at this time to price controls. In January 1997, the Minerals Service published a proposed rule to amend the current federal crude oil royalty valuation regulations. In July 1997, the Minerals Service published a supplementary proposed rule concerning the proposed regulations. In February 1998, the Minerals Service published another supplementary proposed rule. The intent of the rule is to decrease reliance on posted prices and to assign a value to crude oil that better reflects market value. In general, the rule as proposed would base royalties on gross proceeds when the oil is sold under an arm's length contract by either the producer or the producer's marketing affiliate. Index pricing or other benchmarks would be used when oil is not sold under an arm's length contract. On July 16, 1998, the Minerals Service proposed additional changes to its second supplementary proposed rule. On March 12,

1999, the Minerals Service published a notice reopening the public comment period on the second supplementary proposed rule until April 12, 1999. On April 13, 1999, the Minerals Service published a notice extending the comment period until April 27, 1999. On December 30, 1999, the Minerals Service published additional changes, inviting public comment by January 31, 2000. In February 1998, the Minerals Service also published a notice of a proposed rule to amend the current regulations establishing a value for royalty purposes of oil produced from Indian leases. The proposed changes would decrease reliance on oil posted prices and use more publicly available information for oil royalty calculation purposes under Indian leases. On January 5, 2000, the Minerals Service published additional proposed changes to the regulations regarding Indian leases, inviting public comment by March 6, 2000. We cannot predict what action the Minerals Service will take on these matters, nor can we predict at this stage of the rulemaking proceedings how we might be affected by amendments to these regulations.

     The price that we receive from the sale of these products is affected by the cost of transporting the products to market. The Energy Policy Act of 1992 directed the Federal Energy Regulatory Commission to establish a simplified and generally applicable rate-making methodology for crude oil pipeline rates. Effective as of January 1, 1995, the Federal Energy Regulatory Commission implemented regulations establishing an indexing system for transportation rates for crude oil pipelines, which would generally index these rates to inflation. We are not able to predict with certainty what effect, if any, these regulations will have on us, but other factors being equal, the regulations may tend to increase transportation costs or reduce wellhead prices for these commodities.

     Future Legislation and Regulation. Our operations will be affected from time to time in varying degrees by political developments and federal and state laws and regulations. In particular, crude oil and natural gas production operations and economics are affected by:

     - tax and other laws relating to the petroleum industry,

     - changes in these laws, and

     - constantly changing administrative regulations.

For example, the price at which natural gas may lawfully be sold has historically been regulated under the Natural Gas Act. Only since the deregulation of the last remaining regulated price categories of natural gas on January 1, 1993, have free market forces been allowed to control the sales price of natural gas. There is no guarantee that new regulations, similar or otherwise, will not be imposed on the production or sale of crude oil, condensate or natural gas. It is impossible to predict the terms of any future legislation or regulations that might ultimately be enacted or the effects of any legislation or regulations on us.

ENVIRONMENTAL REGULATIONS

     Numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection affect our operations. These laws and regulations may:

     - require us to obtain permits before drilling,

     - restrict the types, quantities and concentration of various substances that can be released into the environment through drilling and production activities,

     - limit or prohibit drilling activities on some lands lying within wilderness, wildlife refuges or preserves, wetlands and other protected areas, and

     - impose substantial liabilities for pollution resulting from our operations.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly waste handling, disposal and clean-up requirements may significantly impact our operating costs, as well as the oil and gas industry in general. We believe that we substantially comply with current applicable environmental laws and regulations and that continued compliance with existing requirements will not result in material adverse impacts to us.

     The Oil Pollution Act of 1990 attempts to prevent crude oil spills by imposing on "responsible parties" liability for damages resulting from crude oil spills into or upon navigable waters, adjoining shorelines or in the exclusive economic zone of the United States. A "responsible party" includes the owner or operator of an onshore facility or a vessel, and the lessee or permittee of the area in which an offshore facility is located. The Oil Pollution Act requires the lessee or permittee to establish and maintain evidence of financial responsibility in the amount of $35.0 million, $10.0 million if the offshore facility is located landward of the seaward boundary of a state, to cover liabilities that result from a crude oil spill for which that person is statutorily responsible. The minimum amount of financial responsibility may be increased to $150.0 million depending on the risks posed by the quantity or quality of crude oil handled by the facility. The Minerals Service has promulgated regulations that implement the financial responsibility requirements of the Oil Pollution Act. The regulations use an offshore facility's worst case oil-spill discharge volume to determine if the responsible party must maintain increased financial responsibility. We are not presently subject to the financial responsibility requirement because our only offshore well is a natural gas well that does not produce oil.

     The Oil Pollution Act subjects responsible parties to strict, joint and several and potentially unlimited liability for removal costs and other damages caused by an oil spill covered by the statute. It also imposes other requirements on responsible parties, including the preparation of a crude oil spill contingency plan. We maintain a crude oil spill contingency plan. A responsible party may face civil or criminal enforcement actions if it fails to comply with the Oil Pollution Act's ongoing requirements or inadequately cooperates during a spill event. We are not the subject of any civil or criminal enforcement actions under the Oil Pollution Act and we are not aware of any basis for a civil or criminal enforcement action against us.

     The Federal Water Pollution Control Act of 1972 imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes into navigable waters. These controls have become more stringent over the years, and it is probable that additional restrictions will be imposed in the future. We must obtain permits to discharge pollutants into state and federal waters. State discharge regulations and general permits under the Federal National Pollutant Discharge Elimination System prohibit the discharge of produced water and sand, drilling fluids, drill cuttings and other substances related to the oil and gas industry into coastal waters. The Federal Water Pollution Control Act allows civil, criminal and administrative penalties for any unauthorized discharges of oil and any other hazardous substances in reportable quantities. The Federal Water Pollution Control Act and the Oil Pollution Act also impose potential liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide civil, criminal and administrative penalties and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into state waters.

     The Comprehensive Environmental Response, Compensation, and Liability Act, also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on classes of persons considered to have contributed to the release of a hazardous substance into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and the companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are responsible for releases of hazardous substances under Superfund may be subject to joint and several liability for the costs of cleaning up the hazardous substances and for damages to natural resources. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We do not own or operate any Superfund-identified sites and have not received notice that we are liable for response or remediation costs at any Superfund site.

     The Resource Conservation and Recovery Act is the principal federal statute governing the treatment, storage and disposal of hazardous wastes. The Resource Conservation and Recovery Act imposes stringent operating requirements, and liability for failure to meet these requirements, on a person who is either a generator or transporter of hazardous waste or an owner or operator of a hazardous waste treatment, storage or disposal facility. At present, the Resource Conservation and Recovery Act includes a statutory exemption that allows most crude oil and natural gas exploration and production wastes to be classified as non-hazardous waste. A similar exemption is contained in many of the state counterparts to the Resource

Conservation and Recovery Act. Proposals have been made to amend the Resource Conservation and Recovery Act and the various state statutes to rescind the exemption that excludes crude oil and natural gas exploration and production wastes from regulation as hazardous waste. Repeal or modification of this exemption by administrative, legislative or judicial process, or through changes in applicable state statutes, could increase the volume of hazardous waste that we must manage and dispose of. Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. Any change in the applicable statutes may require us to make additional capital expenditures or incur increased operating expenses.

     A significant portion of our operations in Mississippi is conducted within city limits. Each year we are required to meet tests of financial responsibility to obtain permits to conduct new drilling operations. We are conducting a voluntary program to remove inactive aboveground storage tanks from our well sites and to replace them, as necessary, with newer aboveground storage tanks.

     Some states have enacted statutes governing the handling, treatment, storage and disposal of waste containing naturally occurring radioactive material. Naturally occurring radioactive material is present in varying concentrations in subsurface and hydrocarbon reservoirs around the world and may be concentrated in scale, film and sludge in equipment that comes in contact with crude oil and natural gas production and processing streams. Mississippi legislation prohibits the transfer of property for residential or other unrestricted use if the property evidences concentrations of naturally occurring radioactive material above prescribed levels because of crude oil and natural gas production activities. We are voluntarily remediating naturally occurring radioactive material concentrations identified at several fields in Mississippi. In addition, we are a defendant in several lawsuits brought by landowners alleging personal injury and property damage from naturally occurring radioactive material at various wellsite locations. See the subsection below called "Legal Matters" for more information concerning these lawsuits.

     Because our strategy is to acquire interests in underdeveloped crude oil and natural gas properties, many of which have been operated by others for many years, we may incur liability for damages or pollution caused by the former operators of these crude oil and natural gas properties. We provide for future site restoration charges on a unit-of-production basis by including these charges in depletion and depreciation expense. In addition, we may continue to be responsible for environmental contamination on properties we transferred to others. Our operations are also subject to all the risks related to the operation and development of crude oil and natural gas properties and the drilling of crude oil and natural gas wells. These risks include encountering unexpected formations or pressures, blowouts, cratering and fires, any of which could result in personal injuries, loss of life, pollution damage and other damage to our properties and that of others. Moreover, offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions. Offshore operations also involve extensive governmental regulations, including regulations that may impose strict liability for pollution damage, and interruptions or terminations of operations by governmental authorities based on environmental or other considerations. We maintain insurance against losses or liabilities arising from our operations in accordance with customary industry practices and in amounts that we believe reasonable. However, insurance is often not available against all operational risks or is not economically feasible for us to obtain. If a significant event occurs that imposes liability on us that is either not insured or not fully insured, a material adverse effect on our financial condition and results of operations could result.

EMPLOYEES

     At April 10, 2000, we had 99 employees associated with our operations, including 20 field personnel in Mississippi and 28 field personnel in Oklahoma. None of our employees is represented by a union. We consider our employee relations to be satisfactory.

LEGAL MATTERS

  The Bankruptcy Proceedings.

     On August 23, 1999, we and our consolidated subsidiaries filed a voluntary Chapter 11 petition with the bankruptcy court. Consistent with bankruptcy cases involving large, publicly traded companies and their affiliates, a number of proceedings have occurred since August 23, 1999, the most significant of which are discussed below.

     The bankruptcy court approved Fulbright & Jaworski L.L.P. as our counsel and Arthur Andersen LLP as our financial consultants and auditors. The bankruptcy court also approved our retention of oil and gas reserve engineers, special counsel for litigation, and ordinary course of business professionals. All of these professionals are assisting us in our efforts to reorganize our businesses.

     Official committees for the unsecured creditors and equity holders were formed by the Office of the United States Trustee. The bankruptcy court approved counsel for the Official Unsecured Creditors Committee and the Official Equity Committee. The Unsecured Creditors Committee retained its own financial consultants. The committees were actively involved in our bankruptcy proceedings.

     The bankruptcy court approved our use of cash collateral in the continued operations of our business, including its use in our capital expenditure programs. Our use of cash collateral was extended through March 31, 2000. In December 1999, under the Third Interim Order to Use Cash Collateral, we began paying the bank group monthly payments of $1.8 million per month as adequate protection payments. We paid additional interest payments of $1.8 million on February 1, 2000 and $1.8 million on March 1, 2000.

     Immediately following the commencement of our bankruptcy case, we obtained permission from the bankruptcy court to pay working and royalty interest owners to insure that payments to them were not interrupted. As a result, working and royalty interest owners have continued to receive all payments to which they are entitled throughout the pendency of our bankruptcy cases.

     In October, 1999, one of our shareholders filed a motion to compel our holding an annual shareholders' meeting. Our annual shareholders' meeting is historically held between May and August. We decided not to hold the annual shareholders' meeting by August 23, 1999, the date we filed for bankruptcy protection, because of extensive, ongoing negotiations between us, the bank group and the holders of our old bonds concerning the restructuring of our debt and operations. Rather than incur the significant expenses associated with holding the annual meeting, and then having to incur additional significant expenses to hold a special shareholders' meeting to approve a restructuring of the debt to the bank group and holders of our old bonds, we elected to postpone the annual meeting and combine it with a special meeting once an agreement with the bank group and holders of our old bonds was reached. Although we reasonably believed that we would reach an agreement with the bank group and the holders of our old bonds before August 23, 1999, an agreement was not reached and we filed for bankruptcy protection.

     The bankruptcy court denied the shareholders' request to compel a shareholders' meeting provided that we permit representatives of the Equity Committee to attend and participate, in a non-voting capacity, at a future board meeting to discuss our plan of reorganization. We complied with the bankruptcy court's directive. The bankruptcy court also issued an order for us to show cause as to why our exclusive period to file a plan of reorganization under
Section 1121 of the Bankruptcy Code should not be terminated to allow other parties to file plans of reorganization in the case. The bank group moved for a termination of this exclusivity period as well. Exclusivity was terminated as to the bank group, the Equity Committee and the Unsecured Creditors Committee.

     On March 20, 2000, the bankruptcy court entered an order confirming our plan of reorganization, as amended and restated. On March 31, 2000, our plan of reorganization became effective and was consummated.

  Other Proceedings.

     Hicks Muse Lawsuit. We are the plaintiff in a lawsuit styled Coho Energy, Inc. v. Hicks, Muse, et al, which was filed in the District Court of Dallas County, Texas, 68th Judicial District. This lawsuit has been removed to the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, where it currently is pending.

     We allege in the Hicks Muse lawsuit that Hicks Muse reneged on a commitment to inject $250 million dollars of equity capital into our operations, which would have given Hicks Muse control of Coho through the purchase of 41,666,666 shares of newly-issued common stock at $6 per share.

     We further allege that Hicks Muse waited until after our shareholders approved the commitment, then reneged on the commitment at the last minute to renegotiate the price down to $4 per share to increase the number of shares that Hicks Muse would receive for the $250 million. We also allege that Hicks Muse reneged on this new commitment to purchase stock. We seek damages against Hicks Muse in excess of $500 million. This description is only a general description of the Hicks Muse lawsuit and should not be relied on as conclusively stating all the alleged facts, claims or circumstances surrounding the lawsuit. We are not able to evaluate the recovery we might receive in the lawsuit.

     Brookhaven Lawsuits. Coho Resources, Inc., was named a defendant in a number of individual lawsuits in Mississippi, which allege environmental damage to property and personal injury, resulting from our drilling and production operations and those of our predecessors in the Brookhaven field, located in Lincoln County, Mississippi. The plaintiffs alleged that their damages were caused by naturally occurring radioactive material resulting from petroleum exploration and production operations. Our predecessors on the Brookhaven field were Florabama Associates, Inc., and Chevron Corp. or Chevron USA. Inc. Florabama and Chevron filed claims for indemnification for any liability they may have to the Brookhaven field plaintiffs, including claims for monetary and punitive damages, as well as clean-up costs associated with the properties, and costs of defense. We have settled the indemnity claim of Chevron, as discussed in the next paragraph, and are vigorously defending against the indemnity claim of Florabama. The Florabama claim is asserted at $3,671,953.33, but given our success in settling with Chevron, all parties now agree that our liability to Florabama will be resolved at less than $803,000.

     The plaintiffs have compromised and settled their $250 million claim against Coho Resources, Inc. for the cash sum of $900,000 to be paid in installments over the 180 days following the effective date of our confirmed plan of reorganization. The court has approved this settlement. We have also settled the claims of Chevron Corp. and Chevron USA, Inc. by agreeing to contribute $2.5 million over the next two years to a common fund to be used to finance the implementation of a thorough remediation plan for the Brookhaven field. Chevron USA will contribute at least $3 million to that fund as well, and will supervise the implementation of the remediation plan. The remediation plan was filed with the court and circulated to numerous parties in interest. This Coho-Chevron settlement also calls for Chevron to withdraw its claims in the Florabama bankruptcy in Mississippi. As stated above, that will have the effect of greatly reducing the dollar amount of Florabama's claim in the Coho bankruptcy to less than $803,000, subject to further negotiations and final resolution.

  Insurance Coverage Disputes with United National Insurance Company Involving Pending Litigation.

     We have notified United National Insurance Company of those claims asserted in the Brookhaven lawsuit.

     United National has submitted detailed reservations of rights letters to us, outlining the grounds upon which coverage will not or may not be available for the claims included in this lawsuit. United National has also informed us about limitations to potential coverage, including applicable deductibles chargeable to us.

     We are assessing the coverage issue and, if we pursue coverage, the disputed coverage issues raised by these lawsuits may require judicial resolution through declaratory judgment litigation.

     (a) THE BROOKHAVEN LAWSUITS

          United National has informed us that United National reserves its rights to decline coverage on grounds that we had not adequately disclosed the pending prior suits, including the Brookhaven litigation, during the underwriting process before the issuance of the United National insurance policies.

          We have conducted some operations at particular locations within the Brookhaven field since mid-1995. The primary claims in the Brookhaven lawsuits arise out of radioactive waste material and alleged contamination of drinking water aquifers in and around the Brookhaven field. Operations at the Brookhaven field date back into the 1940's.

     (b) UNITED NATIONAL POLICIES

          United National has issued two primary liability policies and two umbrella liability policies in effect from June 5, 1998 through June 5, 1999, and June 5, 1999 through June 5, 2000, respectively subject to various deductible and limits.

          There are two basic coverage parts in the policies, commercial general liability and energy industries pollution liability, both of which are modified by various endorsements included in the policies. The energy industries pollution liability form is issued on a claims made basis.

     (c) GENERAL LIABILITY COVERAGE ISSUES

          United National has informed us of its position that potential coverage is not available for the claims in the Brookhaven lawsuit under the general liability provisions of the policies. In particular, United National has informed us that the lawsuits do not seek damages because of "bodily injury" and "personal injury" defined in the policies, although the suits include claims for "property damage." United National has also advised that the Brookhaven lawsuit may be seeking recovery for damage occurring before the issuance of the United National policies. United National has also informed us that the policy exclusions would preclude potential coverage under the general liability provisions, including, but not limited to, pollution exclusions, health hazard exclusions, and exclusions applicable to liability arising from waste disposal sites owned, operated or used by an insured.

          Other general liability policy provisions, exclusions and coverage positions have been outlined and reserved by United National.

     (d) ENERGY INDUSTRIES POLLUTION LIABILITY COVERAGE ISSUES

          United National has also informed us of its position that the claims in the Brookhaven lawsuit also may not be subject to potential coverage under the energy industries pollution liability provisions. United National has informed us that United National reserves its rights to decline potential coverage under the energy industries pollution liability provisions of the policies. Grounds to avoid coverage include the fact that some of the lawsuits do not include allegations of a pollution incident, that any pollution incidents may not have commenced before the policy retroactive date, that property damage to waste facilities is excluded; and that bodily injury or property damage arising out of a pollution incident which results from a deliberate failure to comply with applicable statutes or regulations is excluded from potential coverage. Other energy industries pollution liability provisions, exclusions and coverage positions have been outlined and reserved by United National.

     (e)COVERAGE POSITIONS APPLICABLE TO BOTH GENERAL LIABILITY AND ENERGY INDUSTRIES POLLUTION LIABILITY PROVISIONS

          United National has also informed us of its position that the claims in the Brookhaven lawsuit also may not be subject to potential coverage under both the general liability and the energy industries pollution liability provisions based on one or more of exclusions or other grounds applicable to both coverage forms, including damage expected or intended from the standpoint of the insured, or damage which the insured is obligated to pay by reason of the assumption of liability in a contract or agreement, liability arising out of the actual, alleged or threatened properties of any "radioactive material;" and any loss, cost or expense arising out of any request, demand or order to respond to or assess the effects or presence of radioactive material; and property damage or personal injury arising from known damages or an occurrence or offense known to any insured before the inception of the policies. Other policy provisions, exclusions and coverage positions applicable to both coverage forms have been outlined and reserved by United National.


          United National also has maintained that:

          - its policies do not extend potential coverage to punitive damages sought in the lawsuits,

          - there is a per occurrence deductible applicable to pollution claims in the amount of $50,000 per occurrence, and

          - each lawsuit is subject to a minimum of one $50,000-per-occurrence pollution deductible for which we would be liable before policy proceeds attaching.

     We believe that there is no merit to United National's various positions described above and we have reserved all rights with respect to these policies and United National's conduct in connection therewith.

  Unasserted Causes of Action.

     We have an unasserted claim against Texaco Exploration and Production, Inc. regarding imbalances in gas volume from wells in which we have an interest.

     The Equity Committee in our bankruptcy proceedings contends that causes of action may exist against one or more of our management team as it existed on August 23, 1999. We contend that these claims lack merit.

     We believe that we have been damaged as a result of the actions of some members of the Equity Committee, including communications by those members on the internet. The Equity Committee contends that these claims lack merit.

     We are involved in various other legal actions arising in the ordinary course of business. While it is not feasible to predict the ultimate outcome of these actions or those listed above, we believe that the resolution of these matters will not have a material adverse effect, either individually or in aggregate, on our financial position or results of operations.

                                   MANAGEMENT

DIRECTORS

     The names of our directors and other information with respect to each of them are set forth below:

DIRECTOR                                                      AGE     SINCE
--------                                                      ---     -----
Michael McGovern(a).........................................  48      2000
Eugene Davis(a).............................................  45      2000
John G. Graham(a)(b)........................................  61      2000
James E. Bolin..............................................  41      2000
Michael E. Salvati(c).......................................  47      2000
Ronald M. Goldstein.........................................  45      2000

---------------

(a)  Member of the Executive Committee.

(b) Chairman of the Audit Committee. Our board of directors has not yet appointed other members of the Audit Committee.

(c) Chairman of the Compensation Committee. Our board of directors has not yet appointed other members of the Compensation Committee.

     Michael McGovern. Mr. McGovern has served as our President and Chief Executive Officer since March 31, 2000. Mr. McGovern served as Managing Director of Pembrook Capital Corporation, an energy investment and advisory services company, since 1998 and served as Chairman and Chief Executive Officer for Edisto Resources Corporation, a publicly held oil and gas company, from 1993 to 1997. Mr. McGovern is a director of Greystar Corporation, a private production management service company; Century Seismic LLC, a private seismic data library service; and Goodrich Petroleum Corporation, a public oil and gas company.

     Eugene Davis. Mr. Davis has served as Chairman and Chief Executive Officer of Pirinate Consulting Group, L.L.C., a consulting firm specializing in crisis and turn-around management advisory services for public and private businesses, since 1999. Mr. Davis served as Chief Operating Officer of Total-Tel USA Communications, Inc., an integrated telecommunications provider, from 1998 to 1999. He also served in various officer positions, lastly as Vice Chairman and Director, of Emerson Radio Corporation, an international distributor of consumer electronics products, since 1990.

     John G. Graham. Mr. Graham has served as President and Chief Executive Officer of Utilities Mutual Insurance Company, a mutual provider of workers' compensation and other insurance lines, since May 1999. Mr. Graham also served as Senior Vice President and Chief Financial Officer of GPU Service Corporation, a domestic and international electric utility, from 1976 to April 1999. Mr. Graham is a director of Viatel Inc., a publicly held telecommunications company.

     James E. Bolin. Mr. Bolin has served as Vice President and Secretary of Appaloosa Partners, Inc., an investment firm and one of our principal shareholders, since 1995. Mr. Bolin served as a Vice President and Analyst for Goldman, Sachs & Company, an investment banking firm, from 1989 to 1995, and as Director of Corporate Bond Research from 1992 to 1995.

     Michael E. Salvati. Mr. Salvati is an independent financial consultant. Mr. Salvati served as Executive Vice President and Chief Operating Officer of National Financial Partners Corp., a financial services firm, from 1998 to February 2000. Mr. Salvati served as Vice President and Chief Financial Officer of Culligan Water Technologies, Inc., from 1996 to 1998, and was a Partner with KPMG Peat Marwick LLP, a public accounting firm, prior to 1996.

     Ronald M. Goldstein. Mr. Goldstein currently serves as Vice President and Chief Financial Officer of Appaloosa Partners, Inc., an investment firm and one of our principal shareholders. Prior to joining

Appaloosa Partners, Inc. in 1993, Mr. Goldstein was a Senior High Yield Trader for Bear Stearns & Company, an investment banking firm.

     There is no family relationship between any director, executive officer or person nominated or chosen by the registrant to become a director or executive officer.

EXECUTIVE OFFICERS

     The names of our executive officers and other information with respect to them are set forth below:


NAME                                              AGE                      POSITION
----                                              ---                      --------
Michael McGovern................................  48    President, Chief Executive Officer and Director
Gary L. Pittman.................................  44    Chief Financial Officer and Corporate Secretary
Gerald E. Ruley.................................  59    Vice President -- Operations


     For information concerning Michael McGovern, see the table under the caption "Directors," above.


     Gary L. Pittman has served as our Chief Financial Officer and Corporate Secretary since April 1, 2000. Mr. Pittman served as Chief Financial Officer of Bell Geospace, Inc., a privately held technology-based provider of high resolution gradient data to the oil and gas industry, from 1999 to 2000. Mr. Pittman also served as a financial consultant to a privately held company from 1998 to 1999, and as Executive Vice President and Chief Financial Officer of Convest Energy Corporation, a publicly traded independent energy company, from 1995 to 1997.


     Gerald E. Ruley has served as our Vice President -- Operations since April 1, 2000 and as a Production Manager for Coho since 1996. Mr. Ruley also served as Exploration and Production Manager of Winchester Production Company, an independent energy company, from 1994 to 1995.

     Under our plan of reorganization, for the first year after the confirmation, our board of directors will consist of seven members. Four members of the board of directors will be selected by the principal holders of the old bonds. One member of the board of directors will be selected by the post-confirmation board of directors from our post-confirmation management. Two members of the board of directors will be selected by the entities whose funding is used after the confirmation of our plan of reorganization, based upon their relative contributions of capital.

     Three of the four members of the board of directors selected by the principal holders of old bonds are Eugene Davis, John G. Graham, and James E. Bolin. The one member of the board of directors selected from our post-confirmation management is Michael McGovern. The two members selected by the entities whose funding was used after confirmation of our plan of reorganization are Ronald Goldstein and Michael Salvati. Information about each of the persons named in this paragraph is set forth under the caption "Directors," above.

     We are not currently aware of the identity of the remaining board member for the one-year period after confirmation that will be nominated in accordance with our plan of reorganization.

                             EXECUTIVE COMPENSATION

     The following tables contain information about our five most highly compensated executive officers, including our Chief Executive Officer, in 1997, 1998 and 1999.

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                     COMPENSATION
                                                                        AWARDS
                                                                     -------------
                                           ANNUAL COMPENSATION        SECURITIES
                                        --------------------------    UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION             YEAR    SALARY     BONUS     OPTIONS(#)(7)   COMPENSATION
---------------------------             ----   --------   --------   -------------   ------------
Jeffrey Clarke........................  1999   $300,000   $      0           --        $ 53,194
  President and Chief                   1998    300,000          0           --         378,060
  Executive Officer(1)(6)               1997    265,000    250,000      300,000          52,539
R.M. Pearce...........................  1999   $225,000   $      0           --        $ 17,508
  Executive Vice President and          1998    225,000          0           --          17,171
  Chief Operating Officer(2)            1997    195,000    140,000      160,000          13,954
Eddie M. LeBlanc, III.................  1999   $175,000   $      0           --        $ 13,042
  Senior Vice President and             1998    175,000          0           --          12,835
  Chief Financial Officer(3)            1997    161,650     85,000      150,000          11,170
Anne Marie O'Gorman...................  1999   $175,000   $      0           --        $ 11,511
  Senior Vice President                 1998    175,000          0           --          83,106
  Corporate Development and             1997    161,650     85,000      100,000          10,516
  Corporate Secretary(4)(6)
Larry L. Keller.......................  1999   $163,000   $      0           --        $ 10,481
  Vice President, Mid Continent         1998    163,000          0           --          83,685
  Division(5)(6)                        1997    143,100     65,000       45,000          10,050

---------------

(1) Mr. Clarke's All Other Compensation includes our contributions to a 401(k) savings plan of $8,000 in each year of 1999, 1998 and 1997; premiums paid on a disability and life insurance policy of $33,118, $32,656 and $32,463 in 1999, 1998 and 1997, respectively; and $12,076 in each year of 1999, 1998 and 1997 of imputed interest on a loan from Coho. Mr. Clarke ceased to serve as President, Chief Executive Officer and Chairman on March 31, 2000, and is no longer employed by us.

(2) Mr. Pearce's All Other Compensation includes our contributions to a 401(k) savings plan of $8,000 in each year of 1999, 1998 and 1997; and premiums paid on a disability policy of $9,508, $9,171 and $5,954 in 1999, 1998 and 1997, respectively. Mr. Pearce ceased to serve as Executive Vice President and Chief Operating Officer on April 4, 2000, and is no longer employed by us.

(3) Mr. LeBlanc's All Other Compensation includes our contributions to a 401(k) savings plan of $8,000 in each year of 1999, 1998 and 1997; and premiums paid on a disability policy of $5,042, $4,835 and $3,171 in 1999, 1998 and 1997, respectively. In late 1999, we proposed a work force reduction. In connection with the proposed work force reduction, Mr. LeBlanc is no longer employed by us.

(4) Ms. O'Gorman's All Other Compensation includes our contributions to a 401(k) savings plan of $8,000, in each year of 1999, 1998 and 1997; and premiums paid on a disability policy of $3,511, $3,429 and $2,050 in 1999, 1998 and 1997, respectively. Ms. O'Gorman ceased to serve as Senior Vice President, Corporate Development and Corporate Secretary on April 1, 2000.

(5) Mr. Keller's All Other Compensation includes our contributions to a 401(k) savings plan of $8,000 in each year of 1999, 1998 and 1997; and premiums paid on a disability policy of $2,481, $2,345 and $2,050 in 1999, 1998 and 1997, respectively. Mr. Keller ceased to serve as Vice President, Mid Continent Division on April 4, 2000.

(6) Included in All Other Compensation for Messrs. Clarke and Keller and Ms. O'Gorman for 1998 are $324,992, $73,331 and $71,678, respectively. The amounts represent our payment on January 22, 1998 of the difference of the guaranteed price of $10.50 and the strike price of stock options exercised in

    October 1997. For more information, see the section of this prospectus called "Certain Relationships and Related Transactions."

(7) Upon consummation of our plan of reorganization, all options were canceled.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                        NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                               SHARES                  UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                              ACQUIRED              OPTIONS AT FISCAL YEAR-END(1)       AT FISCAL YEAR-END(2)
                                 ON       VALUE     -----------------------------   -----------------------------
NAME                          EXERCISE   REALIZED   EXERCISABLE   NON-EXERCISABLE   EXERCISABLE   NON-EXERCISABLE
----                          --------   --------   -----------   ---------------   -----------   ---------------
Jeffrey Clarke(3)...........     --         $--       482,023              0            $0              $0
R.M. Pearce(4)..............     --         $--       380,000              0            $0              $0
Eddie M. LeBlanc, III(5)....     --         $--       250,000              0            $0              $0
Anne Marie O'Gorman(6)......     --         $--       203,432              0            $0              $0
Larry L. Keller(7)..........     --         $--        78,333         15,000            $0              $0

---------------

(1) Upon consummation of our plan of reorganization, all options were canceled.

(2) Computed based upon the difference between the market price on December 31, 1999 of $7/16 per share and the exercise price per share.

(3) Mr. Clarke ceased to serve as President, Chief Executive Officer and Chairman on March 31, 2000, and is no longer employed by us.

(4) Mr. Pearce ceased to serve as Executive Vice President and Chief Operating Officer on April 4, 2000, and is no longer employed by us.

(5) In late 1999, we proposed a work force reduction. In connection with the proposed work force reduction, Mr. LeBlanc is no longer employed by us.

(6) Ms. O'Gorman ceased to serve as Senior Vice President, Corporate Development and Corporate Secretary on April 1, 2000.

(7) Mr. Keller ceased to serve as Vice President, Mid Continent Division on April 4, 2000.

EMPLOYMENT AGREEMENTS

     Our board of directors has proposed that our plan of reorganization provide for a retention plan under which key employees are provided with additional incentives to continue their employment with Coho throughout our bankruptcy reorganization. The amount of cash awards that will be granted under the retention plan is approximately $1.5 million, 33% of which is paid shortly after the confirmation of our plan of reorganization and 67% of which is paid on the first business day following the 270th day after the effectiveness of the confirmation.

     We have entered into employment agreements with each of Messrs. McGovern, Ruley and Pittman, which provide for minimum annual compensation in the amount of $350,000, $250,000, and $200,000, respectively. Each employment agreement is for a term of two years, which term automatically renews daily for a term to extend two years from the renewal date until either party gives notice. Additionally, each employment agreement automatically terminates on the date of a "Change of Control," as defined below. Each employment agreement entitles the officer to participate in the bonus, incentive compensation and other programs that are created by our board of directors. If any of Messrs. McGovern, Ruley or Pittman is terminated by Coho without "Cause" (as defined below), or if the employment agreements are automatically terminated because of a "Change of Control," Coho would:

     - pay that individual a cash lump sum payment equal to two times the executive's then-current annual rate of total compensation, and

     - continue, until the second anniversary of the employment termination, health and life insurance coverage under our plans or the equivalent thereof on the same basis as our other senior executives.

If any of Messrs. McGovern, Ruley or Pittman becomes disabled or dies during the term of the respective employment agreement, the employment agreement may be terminated by us, and we will pay the executive or his estate any unpaid compensation and other benefits under the employment agreement until the date of termination.

     The term "Cause" is defined in each employment agreement generally to mean:

     - any material failure of the executive after written notice to perform his or her duties,

     - commission of fraud, embezzlement or misappropriation by the executive against Coho,

     - a material breach by the executive of the employment agreement or of the fiduciary duty owed to Coho, or

     - conviction of the executive of a felony offense or a crime involving moral turpitude.

     Under each employment agreement, a "Change of Control" of Coho is deemed to have occurred if:

     - there is a sale, lease or other transfer of all or substantially all of the assets of Coho,

     - our shareholders adopt a plan relating to the liquidation or dissolution of Coho,

     - any person or group of persons acting in concert becomes the beneficial owner of more than 50 percent of the voting power of our securities generally entitled to vote in the election of directors, with certain exceptions, or

     - there occurs a merger or consolidation of Coho unless, after the transaction, all of those persons who were the beneficial owners of our common stock before the transaction beneficially own 50 percent or more of the total voting power of all securities generally entitled to vote in the election of directors, managers or trustees of the surviving entity.

     We had employment agreements with each of Jeffrey Clarke, R. M. Pearce, and Anne Marie O'Gorman. Additionally, we had a severance agreement with Larry L. Keller. Each of these people is a former officer of Coho, and Mr. Clarke is also a former director. We rejected each of these agreements under our plan of reorganization, and each of these people filed proofs of claim in our bankruptcy case. We have negotiated settlement agreements with Messrs. Clarke and Keller and Ms. O'Gorman, which agreements are described below. We are currently negotiating an agreement with Mr. Pearce.

     We have entered into an executive employment severance agreement with Jeffrey Clarke, our former president and chief executive officer. The purpose of this agreement is to compromise and settle any claims Mr. Clarke may have had under his prior employment agreement and to secure Mr. Clarke's assistance in the Hicks Muse lawsuit. In addition, Mr. Clarke has agreed to serve us as a consultant for up to two days per week through June 30, 2000. Under the compromise and settlement agreement, Mr. Clarke is entitled to receive a total of $875,000 as a cash settlement, $412,500 of which was paid as of the effective date of the plan of reorganization and $462,500 of which is to be paid on the 270th day following the effective date.

     In addition, under the agreement Mr. Clarke will receive the following non-cash benefits:

     - payment of two years of medical insurance, life insurance and disability insurance,

     - release of any claims we may have in connection with the non-interest bearing sole recourse loan made to Mr. Clarke in October 1997 to assist him in the exercise of expiring options,

     - forebearance of the interest-free loan from us to Mr. Clarke in the amount of $205,000 used to purchase a house, in exchange for Mr. Clarke's assistance in the Hicks Muse lawsuit, which loan will be forgiven on the date the Hicks Muse lawsuit is settled or otherwise completed,

     - a three year directors and officers insurance policy as described in the plan of reorganization, covering actions prior to the effective date, and

     - our agreement not to assign any claims we may have against Mr. Clarke, if any.

Our agreement with Mr. Clarke also includes a one-year non-compete clause and confidentiality provisions.

     We entered into an agreement with Anne Marie O'Gorman, our former Senior Vice President Corporate Development and Corporate Secretary, to compromise and settle her claims under her employment agreement, which was rejected under our plan of reorganization. Under the compromise and settlement agreement, Ms. O'Gorman is entitled to receive $175,000 as a cash settlement, payable in four equal quarterly installments, with the first payment made on the date of the agreement. Ms. O'Gorman is also eligible to participate in the retention plan described above, and is entitled to a pro rata portion of the retention bonus if she is terminated prior to the 270th day after the effective date of the plan of reorganization.

     In addition, under the agreement Ms. O'Gorman will receive the following benefits:

     - payment of medical and dental coverage for one year after her termination,

     - release of any claims we may have in connection with the non-interest bearing sole recourse loan made to Ms. O'Gorman in October 1997 to assist her in the exercise of expiring options, and

     - upon termination, payment of two weeks severance for each year or fraction of year of employment.

     We entered into an agreement with Larry L. Keller, our former Vice President, Mid-Continent Division, to compromise and settle his claims under his severance agreement, which was rejected under our plan of reorganization. Under the compromise and settlement agreement, Mr. Keller is entitled to receive a $163,000 cash settlement, payable in four equal quarterly installments, with the first payment made on the date of the agreement. Mr. Keller is also eligible to participate in the retention plan described above, and is entitled to a pro rata portion of the retention bonus if he is terminated prior to the 270th day after the effective date of the plan of reorganization.

     In addition, under the agreement Mr. Keller will receive the following benefits:

     - payment of medical and dental coverage for one year after his termination, and

     - release of any claims we may have in connection with the non-interest bearing sole recourse loan made to Mr. Keller in October 1997 to assist him in the exercise of expiring options.

     We are currently negotiating settlement agreements with our other former officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     At December 31, 1999 the members of our compensation committee were Douglas
R. Martin, Alan Edgar and Jake Taylor. No member of our compensation committee was an officer or employee of Coho at any time during 1999. Mr. Martin was the Chief Financial Officer of Coho Resources Limited from April 1990 through August 1993.

     During 1999 no executive officer of Coho served as:

     - a member of the compensation committee or other board committee performing equivalent functions of another entity, one of whose executive officers served on the compensation committee of our board of directors,

     - director of another entity, one of whose executive officers served on the compensation committee of our board of directors, or

     - a member of the compensation committee or other board committee performing equivalent functions of another entity, one of whose executive officers served as a director of Coho.

COMPENSATION OF DIRECTORS

     Directors who are not our employees receive an annual retainer of $15,000 plus a fee of $1,000 for each meeting of our board of directors or meeting of a committee of our board of directors attended in person. Additionally, members of the Audit, Compensation and Executive Committees will receive an annual fee of $2,000, with the exception of the chairman of each Committee, who will receive an annual chairman fee of $3,500. Eugene Davis has also entered into a month to month contract with us for consulting services at $15,000 per month. All directors are reimbursed for expenses incurred in attending meetings of our board of directors or meetings of committees of our board of directors. Our employees who are also directors do not receive a retainer or fees for attending meetings of our board of directors or meetings of committees of our board of directors.

        SECURITY OWNERSHIP OF PRINCIPAL BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as to persons or entities who, to our knowledge based on information received from those persons or entities, were the beneficial owners of more than 5% of the outstanding shares of common stock as of April 1, 2000. Unless otherwise specified, these persons have sole voting power and sole dispositive power with respect to all shares attributable to them.

NAME AND ADDRESS OF                                        AMOUNT AND NATURE OF
BENEFICIAL OWNER                                           BENEFICIAL OWNERSHIP   PERCENT OF CLASS(1)
-------------------                                        --------------------   -------------------
PPM America, Inc.(2).....................................        5,254,353                32.8%
225 West Wacker Drive, Suite 1200
Chicago, Illinois 60606
Appaloosa Management, L.P.(3)............................        4,765,083                29.8%
26 Main Street
Chatham, New Jersey 07928
Oaktree Capital Management, LLC(4).......................        4,102,707                25.6%
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071

---------------

(1) Based on 16,002,195 shares issued and outstanding as of April 1, 2000.


(2) Based on information contained in a Schedule 13D filed April 11, 2000 filed with the Commission. PPM America, Inc. has shared voting and dispositive power with respect to 5,254,253 shares of new common stock that are owned by it.



(3) Based on information contained in a Schedule 13D filed April 11, 2000 filed with the Commission. Appaloosa Management, L.P. is a limited partnership and has sole voting and dispositive power with respect to 4,765,083 shares of new common stock that are owned by the partnership.


(4) Based on information available to us. To our knowledge, Oaktree Capital Management, LLC has sole voting and dispositive power with respect to 4,102,707 shares of Common Stock that are owned by it.


     The following table sets forth information with respect to common stock beneficially owned as of April 1, 2000 by each of our directors, by each executive officer named in the Summary Compensation Table (each of whom is no longer an executive officer, as described in the footnotes following the table below) and by all directors and officers as a group (including former executive officers). Unless otherwise specified, these persons have sole voting power and sole dispositive power with respect to all shares attributable to him or her.



                                                              AMOUNT AND NATURE OF   PERCENT
                                                              BENEFICIAL OWNERSHIP   OF CLASS
                                                              --------------------   --------
James E. Bolin(1)...........................................       4,765,083           29.8
Jeffrey Clarke(2)...........................................           1,745              *
Eugene L. Davis.............................................              --             --
Ronald Goldstein(3).........................................       4,765,083           29.8
John G. Graham..............................................              --             --
Larry L. Keller(4)..........................................             379              *
Eddie M. LeBlanc, III(5)....................................              25              *
Michael McGovern............................................              --             --
Anne Marie O'Gorman(6)......................................             408              *
R. M. Pearce(7).............................................             125              *
Michael Salvati.............................................              --             --
All directors and executive officers as a group (13
  persons)..................................................       4,767,765           29.8%

---------------

 *  Less than 1%


(1) Mr. Bolin, one of our directors, is a vice president and secretary of Appaloosa Partners, Inc. and, as such, may be deemed to beneficially own the shares owned by Appaloosa Partners, Inc.



(2) Mr. Clarke ceased to serve as President, Chief Executive Officer and Chairman on March 31, 2000, and is no longer employed by us.



(3) Mr. Goldstein, one of our directors, is a vice president and chief financial officer of Appaloosa Partners, Inc. and, as such, may be deemed to beneficially own the shares owned by Appaloosa Partners, Inc.



(4) Mr. Keller ceased to serve as Vice President, Mid-Continent Division, on April 4, 2000.



(5) In late 1999, we proposed a work force reduction. In connection with the proposed work force reduction, Mr. LeBlanc's employment relationship with us was severed effective December 31, 1999.



(6) Ms. O'Gorman ceased to serve as Senior Vice President, Corporate Development and Corporate Secretary on April 1, 2000.



(7) Mr. Pearce ceased to serve as Executive Vice President and Chief Operating Officer on April 4, 2000, and is no longer employed by us.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Under the terms of a Financial Advisory Agreement entered into between us and Hicks, Muse & Co. Partners, L.P., on August 21, 1998, we paid Hicks, Muse & Co. Partners $1,250,000 as compensation for its services as our financial advisor in connection with an agreement to issue shares of our common stock to HM4 Coho L.P., an affiliate of Hicks, Muse & Co. Partners. John R. Muse and Lawrence D. Stuart, Jr., are limited partners in Hicks, Muse & Co. Partners and limited partners of a limited partner in HM4, and at the time of the payment to Hicks, Muse & Co. Partners, were two of our directors under an agreement with EIP. For more information regarding EIP, see the section of this prospectus called "Management." On March 18, 1999, Messrs. Muse and Stuart resigned from our board of directors.


     In May 1990 we made a non-interest bearing loan in the amount of $205,000 to Mr. Jeffrey Clarke, our former Chairman, President and Chief Executive Officer, to assist him in the purchase of a house in Dallas, Texas. We have agreed to forgive this loan when the Hicks Muse lawsuit is settled or otherwise completed in exchange for Mr. Clarke's continued assistance in pursuing the litigation.


     In October 1997 we made non-interest bearing sole recourse loans to Jeffrey Clarke, our former Chairman, President and Chief Executive Officer; Anne Marie O'Gorman, our former Senior Vice President, Corporate Development; Larry Keller, our former Vice President Exploitation; and Kenneth Lambert, one of our former directors, in the amounts of $383,064; $84,006; $66,665 and $88,375, respectively, to assist them in the exercise of expiring options. At the time of the expiration of these options all of our officers and directors were subject to a 90-day lock up agreement with the underwriters of our 1997 equity offering. Under the terms of this agreement, the officers and directors were not able to sell any of their shares and would not have had the funds necessary to purchase the stock without the loan. In addition to the loan, we also provided a guaranteed price of $10.50, which was the price of the common stock in the 1997 equity offering, to be received by Messrs. Clarke, Keller and Lambert and Ms. O'Gorman. These loans were forgiven in connection with our restructuring.

     In 1999, we entered into an agreement with Alan Edgar, one of our former directors, that provided for Mr. Edgar to receive a percentage of the net proceeds received by us from the lawsuit we commenced against Hicks Muse up to a maximum of $5.75 million, in consideration of Mr. Edgar's extensive and ongoing involvement in working with our special litigation counsel in prosecuting the lawsuit. When the plan of reorganization was consummated, this agreement was rejected.

     In April 2000, we entered into a consulting services agreement with Eugene Davis, one of our directors, on a month to month basis. Under the agreement, Mr. Davis is to receive $15,000 per month.

                      DESCRIPTION OF EXISTING INDEBTEDNESS

  The Credit Facility.

     On the effective date, we established a new credit facility with a group of lenders and The Chase Manhattan Bank, as agent for the new lenders, for a principal amount of up to $250 million. The new credit facility limits advances to the amount of the borrowing base, which has been set initially at $205 million. The borrowing base is the loan value to be assigned to the proved reserves attributable to our oil and gas properties. The borrowing base is subject to semiannual review based on reserve reports. The initial borrowing base was subject to Chase's review of the January 1, 2000 reserve report, which was prepared and audited by independent petroleum engineering firms acceptable to the new lenders. The principal amount currently outstanding under the new credit facility is $183.0 million.

     The new credit facility is subject to semiannual borrowing base redeterminations, each April 1 and October 1, and will be made in the sole discretion of the lenders. We will deliver to the lenders by March 1 of each year a reserve report prepared as of the immediately preceding January 1 and by September 1 of each year a reserve report prepared as of the immediately preceding July 1. The January 1 reserve report will be prepared internally by us and audited by an independent petroleum engineering firm, acceptable to Chase, and the July 1 reserve report will be prepared internally by us, in a form acceptable to Chase. Based in part on the reserve report, the lenders will redetermine the borrowing base in their sole discretion. For an increase in the borrowing base, consent of 100% of the lenders will be required. To maintain the borrowing base, or to reduce the borrowing base, consent of the lenders holding 75% of outstanding loans and letter of credit exposure or, if no loans or letters of credit are outstanding, the lenders of 75% of the current loan commitments under the new credit facility, will be required. We or Chase may request one additional borrowing base determination during any calendar year.

     Interest on advances under the new credit facility will be payable on the earlier of the expiration of any interest period under the new credit facility or quarterly, beginning the first quarter after the effective date. Amounts outstanding under the new credit facility will accrue interest at our option at either the Eurodollar rate, which is the annual interest rate equal to the London interbank offered rate for deposits in United States dollars that is determined by reference to the Telerate Service or offered to Chase plus an applicable margin, or the prime rate, which is the floating annual interest rate established by Chase from time to time as its prime rate of interest and which may not be the lowest or best interest rate charged by Chase on loans similar to the new credit facility, plus an applicable margin. All outstanding advances under the new credit facility are due and payable in full three years from the effective date.

     The new credit facility has been secured by granting Chase the following collateral for the benefit of the lenders:

     - first and prior security interests in our issued and outstanding capital stock and other equity interests of our material subsidiaries,

     - first and prior mortgage liens and security interests covering proved mineral interests selected by Chase having a present value, as determined by Chase, of not less than 85% of the present value of all of our proved mineral interests evaluated by the lenders for purposes of determining the borrowing base, and

     - first and prior security interests in our other tangible and intangible assets.

The rights and responsibilities of Chase, the lenders and us are governed by a new senior revolving credit agreement and related documents, which, in part, permit the lenders to enforce their rights to the collateral on the occurrence of an event of default under the new credit agreement.

     The new credit agreement contains financial and other covenants including:

     - maintenance of minimum ratios of cash flow to interest expense, senior debt to cash flow, and current assets to current liabilities as of the end of each fiscal quarter, commencing as of the initial fiscal quarter to commence after the effective date,

     - restrictions on the payment of dividends and

     - limitations on the incurrence of additional indebtedness, the creation of liens and the incurrence of capital expenditures.

     Fees for the lenders contained in the Chase commitment letter to us dated December 9, 1999 were approved by the bankruptcy court at a hearing on the fees held on January 27, 2000. These fees include an initial due diligence fee of $200,000. Because the lenders funded under the new credit facility on the effective date, they are entitled to an additional aggregate $5.8 million of closing fees. All fees paid by us in connection with the new credit facility are non-refundable and are in addition to reimbursements to be paid for expenses incurred by Chase in connection with the preparation of the new credit agreement and related documentation.

  The Standby Loan.

     The majority of the funds necessary for the payment of the allowed bank group claim were obtained through an advance under the new credit facility with Chase of $183.0 million of the initial borrowing base. The remaining amount of the allowed bank group claim has been paid with the standby loan. The standby loan has been made under a senior subordinated note facility under which we issued, and PPM America, Inc., Appaloosa Management, L.P., Oaktree Capital Management, L.L.C. and Pacholder Associates, Inc. and their assignees, purchased, $72 million of senior subordinated notes. Our rights and responsibilities and those of the standby lenders are governed by a standby loan agreement which was executed and delivered on March 31, 2000.

     Debt under the standby loan agreement is evidenced by notes, maturing seven years after the effective date, and bearing interest at a minimum annual rate of 15% and payable in cash semiannually. After the first anniversary of the effective date, additional semiannual interest payments will be payable in an amount equal to 1/2% for every $0.25 that the "actual price" for our oil and gas production exceeds $15 per barrel of oil equivalent during the applicable semiannual interest period, up to a maximum of 10% additional interest per year. The "actual price" for our oil and gas production is the weighted average price received by us for all of our oil and gas production, including hedged and unhedged production, net of hedging costs, in dollars per barrel of oil equivalent using a 6:1 conversion ratio for natural gas. The actual price will be calculated over a six-month measurement period ending on the date two months before the applicable interest payment date. Additionally, upon an event of default occurring under the standby loan, interest will be payable in cash, unless otherwise required to be paid-in-kind, at a rate equal to 2% per year over the applicable interest rate. Interest payments under the standby loan may be paid-in-kind subject to the requirements of the new credit agreement. "Paid-in-kind" refers to the payment of interest owed under the standby loan by increasing the amount of principal outstanding under the standby loan notes, rather than paying the interest in cash.

     Payment of the standby loan notes is expressly subordinate to payments in full in cash of all obligations arising in connection with the new credit facility. After the initial 12-month period, cash interest payments may be made only to the extent by which EBITDA, or earnings before interest, tax, depreciation and amortization expense, on a trailing four-quarter basis exceed $65 million. The new credit agreement also prohibits us from making any cash interest payments on the standby loan indebtedness if the outstanding indebtedness under both the new credit facility and the standby loan exceeds
3.75 times the EBITDA for the trailing four quarters. We may prepay the standby loan notes at the face amount, in whole or in part, in minimum denominations of $1,000,000, plus either a standard make-whole payment at 300 basis points over the "treasury rate" for the first four years. Beginning in the fifth year, the prepayment fee is 7.5% of the principal amount being prepaid; in the sixth year, the prepayment fee is 3.75% of the principal amount being prepaid; and in the seventh year there is no prepayment fee. The "treasury rate" is the yield of U.S. Treasury securities with a term equal to the then-remaining term of the standby loan notes that has become publicly available on the third business day before the date fixed for repayment.

     When the standby loan notes were issued, the standby lenders became entitled to receive a percentage of our fully diluted new common stock. Because $72 million in principal amount of the standby loan notes were issued, the standby lenders will receive 14.4% of the fully diluted new common stock. The shares of new common stock issued to the standby lenders will be in addition to the shares of new common stock issued to holders of the old bonds, to our shareholders prior to reorganization and to persons participating in this rights offering. See the section of this prospectus called "Dilution" for an illustration of the dilution of the new common stock.

     Fees for the standby lenders contained in the standby lender fee letter to us dated January 24, 2000 were approved by the bankruptcy court at a hearing on the fees held on January 27, 2000. These fees include a due diligence fee of $200,000, payable immediately, and a closing fee in an amount equal to the greater of $1.0 million or 3 1/2% of the aggregate principal amount of the standby loan notes purchased. Our obligation to pay the closing fee was an administrative expense claim having priority over all administrative expenses in accordance with Section 364(c)(1) of the bankruptcy code. We have paid the closing fee of $2.52 million.

                        DESCRIPTION OF OUR CAPITAL STOCK

OUR AUTHORIZED CAPITAL STOCK

     Our authorized capital stock consists of 50,000,000 shares of new common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. At April 1, 2000, 16,002,195 shares of new common stock were outstanding and no shares of preferred stock were outstanding.

DESCRIPTION OF OUR NEW COMMON STOCK

     Holders of shares of new common stock

     - are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of shareholders;

     - do not have the right to cumulate their votes in the election of directors;

     - have no redemption or conversion rights and no preemptive or other rights to subscribe for our other securities in the event of our liquidation, dissolution or winding up;

     - upon our liquidation, dissolution or winding up, are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all of our debts and liabilities and the preferential rights of any series of preferred stock then outstanding; and

     - have an equal and ratable right to receive dividends, when, as and if declared by the board of directors out of funds legally available therefor and only after payment of, or provision for, full dividends on all outstanding shares of any series of preferred stock and after we have made provision for any required sinking or purchase funds for series of preferred stock.

     The shares of new common stock outstanding are fully paid and non-assessable.

DESCRIPTION OF OUR PREFERRED STOCK

     The preferred stock may be issued, from time to time, in one or more series, and our board of directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, redemption rights and terms, liquidation preferences, conversion rights, voting rights and sinking fund provisions applicable to each series of preferred stock. If we issue a series of preferred stock in the future that has voting rights or preferences over the new common stock with respect to the payment of dividends and upon our liquidation, dissolution or winding up, the rights of the holders of the new common stock offered may be adversely affected. The issuance of shares of preferred stock could be used in an attempt to prevent an acquisition of us. We have no present intention to issue any shares of preferred stock.

LIMITATION OF DIRECTOR LIABILITY

     Our articles of incorporation contain a provision that limits the liability of our directors as permitted under Texas law. The provision eliminates the liability of a director to us or our shareholders for monetary damages for negligent or grossly negligent acts or omissions in the director's capacity as a director. The provision does not affect the liability of a director

     - for breach of his duty of loyalty to us or to our shareholders,

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

     - for acts or omissions for which the liability of a director is expressly provided by an applicable statute, or

     - in respect of any transaction from which a director received an improper personal benefit.

Under the articles of incorporation, the liability of directors will be further limited or eliminated without action by shareholders if Texas law is amended to further limit or eliminate the personal liability of directors.

OTHER FEATURES OF OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION

     In accordance with Section 1123(a)(6) of the United States Bankruptcy Code, our amended and restated articles of incorporation prohibit the issuance of any shares of non-voting equity securities. The shares of common stock resulting after the effectiveness of our amended and restated articles of incorporation are referred to in this prospectus as the new common stock.

     In addition, our amended and restated articles of incorporation deny cumulative voting in the election of directors and provide that if an affirmative vote of shareholders is required for any matter, the required vote shall be the greater of the vote required under the Texas Business Corporation Act and the vote required under the amended and restated articles of incorporation.

DIVIDENDS

     Our standby loan agreement prohibits our paying of dividends, except share dividends, until all principal and interest has been paid, except as otherwise required in the plan of reorganization. Our plan of reorganization requires us to pay shareholders of record on February 7, 2000, 20% of the proceeds available from the Hicks Muse lawsuit after expenses and 40% of any proceeds from the disposition of our interest in Coho Anaguid, Inc. or the disposition of substantial assets of Coho Anaguid, Inc.; these payments are expressly permitted by the standby loan agreement. For more information about these potential payments, see the section of this prospectus called "The Plan of Reorganization -- 3. Old Shareholders."

     Our new credit facility contains similar provisions prohibiting our payment of dividends.

REGISTRATION AND NOMINATION RIGHTS

     Under our plan of reorganization we entered into a registration rights agreement with the principal holders of our old bonds under which the shares of new common stock issued to them under our plan of reorganization will be registered under federal securities laws under prescribed circumstances.

TRANSFER AGENT AND REGISTRAR

     The transfer agents for the new common stock are ChaseMellon Shareholder Services L.L.C. and Montreal Trust Company of Canada and the registrar is ChaseMellon Shareholder Services L.L.C.

                                    DILUTION

     Under our plan of reorganization, our shareholders as of February 7, 2000, the date the bankruptcy court entered its order approving our disclosure statement, received 640,088 shares of the new common stock and the holders of old bonds received 15,362,107 shares of the new common stock. Before taking into account shares issued under this rights offering or the standby loan, the bondholder group received 96%, and the shareholders received 4%, of the total number of outstanding shares of new common stock. These percentages may not be exact, as cash is being distributed in lieu of fractional shares upon the exchange of old common stock for new common stock. THESE PERCENTAGES ARE SUBJECT TO DILUTION UNDER SOME FEATURES OF OUR PLAN OF REORGANIZATION, AS DISCUSSED BELOW.

     Under the rights offering, each of our shareholders as of the record date of this rights offering is being given the opportunity to purchase additional new common stock at an initial purchase price of $10.40 per share. For each share of old common stock held as of the record date of this rights offering, a shareholder will have the right to buy initially 0.338 shares of new common stock. To the extent the shareholders do not purchase their allocable portion of these offered shares, those shareholders who do purchase their allocable portion of these offered shares may elect to purchase any number of additional shares of the new common stock, up to the maximum number of shares offered under this rights offering, for $10.40 per share. To the extent some shares of the new common stock were allocated for purchase by the shareholders but were not purchased by them, those unsubscribed shares will be distributed to the fully subscribed shareholders who have elected to purchase the unsubscribed shares on a pro rata basis.

     The total number of shares offered to shareholders under the rights offering, including any "gross-up" shares as described below, is 11,121,343. If all of these shares are sold under the rights offering, excluding the additional 10,000 shares of new common stock we are registering in this prospectus to account for the effect of rounding of rights being granted to the shareholders but taking into account the shares to be issued under the standby loan, the shareholders will have received a total of 11,761,481 shares of the new common stock, constituting 37.1% of the total number of shares outstanding, and the bondholder group will have received 15,362,107 shares of the new common stock, constituting 48.5% of the total number of shares outstanding. We do not know whether we will be able to sell all of the shares offered under the rights offering.

     Under the terms of the standby loan, we must issue to the standby lenders a number of shares sufficient to give them a specified percentage of the total outstanding shares of the new common stock as of the effective date of the confirmation of our plan of reorganization. Because we borrowed $72 million on the effective date, that percentage will be 14.4%.

     Also under the terms of the standby loan, any shares issued to the standby lenders will dilute the percentage ownership but not the actual number of shares issued to the bondholder group and the shareholders in exchange for their shares of the old common stock. However, shares issued to the standby lenders may not dilute the percentage ownership issued to the shareholders for shares purchased under the rights offering. To assure that these results are achieved, we will issue additional shares of the new common stock to the purchasers under the rights offering sufficient to assure those purchasers that they will maintain their relative percentage ownership interests before taking into account the shares to be issued under the standby loan. This "gross-up" feature will have the effect of further diluting the percentage ownership interests represented by shares issued to the shareholders in exchange for their old common stock and of the bondholder group in exchange for their claims. It will also have the effect of reducing the per-share purchase price under this rights offering because the gross-up feature will not require those purchasing shares under this rights offering to make any additional payments for the additional gross-up shares.

     Because the number of shares that will be purchased under the rights offering cannot be predicted, it is not possible to state accurately the relative percentage ownership interests that ultimately will be held by the shareholders who elect not to participate in the rights offering, the bondholder group and the standby lenders. However, for illustrative purposes, the following table indicates what those percentages would be under the stated assumptions.

                                                                                  ASSUMING 20% OF THE
                                                         ASSUMING ALL SHARES         SHARES OF NEW
                                                         OF NEW COMMON STOCK          COMMON STOCK
                                                        OFFERED IN THIS RIGHTS   OFFERED IN THIS RIGHTS
                                                        OFFERING ARE PURCHASED   OFFERING ARE PURCHASED
                                                        ----------------------   ----------------------
Shareholders (solely in exchange for their shares of
  the old common stock)...............................             2.0%                     3.0%
Bondholder group......................................            48.5%                    72.8%
Purchasers under this rights offering.................            35.1%                     9.8%
Standby lenders.......................................            14.4%                    14.4%

                                 LEGAL MATTERS

     Legal matters related to the rights offered by this prospectus are being passed upon for us by Fulbright & Jaworski L.L.P., Dallas, Texas.

                              INDEPENDENT AUDITORS

     Our consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been audited by Arthur Andersen LLP, independent auditors, as set forth in their reports appearing in this prospectus.

                                   ENGINEERS

     The historical reserve information prepared by Ryder Scott Company and Sproule Associates, Inc. included in this prospectus has been included in reliance upon the authority of each firm as experts with respect to matters contained in their respective reserve reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read, or copy, any document we file at the public reference room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 5000 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this information can be obtained by mail from the Commission's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, our filings with the Commission are also available to the public on the Commission's internet website at http://www.sec.gov.

     We have filed with the Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the rights offered in this rights offering and the shares of our new common stock to be issued upon exercise of the rights or otherwise under this rights offering. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. Statements made by us in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus are not necessarily complete. For a more complete description of these contacts, agreements or other documents, you should carefully read the exhibits to the registration statement.

     The registration statement, together with its exhibits and schedules, which we filed with the Commission, may also be reviewed and copied at the public reference facilities of the Commission located at the addresses set forth above. Please call the Commission at 1-800-SEC-0330 for further information on its public reference facilities.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Public Accountants....................   F-2
Consolidated Balance Sheets, December 31, 1998 and 1999.....   F-3
Consolidated Statements of Operations, Years Ended December
  31, 1997, 1998 and 1999...................................   F-4
Consolidated Statements of Shareholders' Equity, Years Ended
  December 31, 1997, 1998
  and 1999..................................................   F-5
Consolidated Statements of Cash Flows, Years Ended December
  31, 1997, 1998 and 1999...................................   F-6
Notes to Consolidated Financial Statements, Years Ended
  December 31, 1997, 1998 and 1999..........................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Coho Energy, Inc. (debtor-in-possession)

     We have audited the accompanying consolidated balance sheets of Coho Energy, Inc. (a Texas corporation debtor-in-possession) and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' investments and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coho Energy, Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of our operations and our cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations, has received a notice of default from its lenders under its existing bank credit facility and is in default under the terms of its 8 7/8% Senior Subordinated notes, that raise substantial doubt about the Company's ability to continue as a going concern. On August 23, 1999, the Company, together with certain of its wholly owned subsidiaries, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code and is currently operating as a debtor-in-possession subject to the bankruptcy court's supervision and orders. As discussed in Note 2 to the financial statements, management believes that it may not be possible to satisfy all claims against the Company if the reorganization plan filed with the Bankruptcy Court is not approved. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

                                                    Arthur Andersen LLP

Dallas, Texas
March 3, 2000 (Except with respect to
the matters discussed in Note 15, as to
which the date is April 17, 2000.)

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                   DECEMBER 31
                                                              ---------------------
                                                                1998        1999
                                                              ---------   ---------
Current assets
  Cash and cash equivalents.................................  $   6,901   $  18,805
  Cash in escrow............................................      1,505          78
  Accounts receivable, principally trade....................      9,960      11,158
  Other current assets......................................        948       1,428
                                                              ---------   ---------
                                                                 19,314      31,469
Property and equipment, at cost net of accumulated depletion and depreciation, based on full cost accounting method
  (note 3)..................................................    324,574     311,788
Other assets................................................      6,180       5,544
                                                              ---------   ---------
                                                              $ 350,068   $ 348,801
                                                              =========   =========

LIABILITIES AND SHAREHOLDERS' DEFICIT

Liabilities not subject to compromise:
  Current liabilities
     Accounts payable, principally trade....................  $   5,577   $   1,294
     Accrued liabilities and other payables.................      6,656       3,751
     Accrued interest.......................................      7,302      10,175
     Accrued state income taxes payable.....................      4,045          --
     Current portion of long term debt (note 4).............    384,031          --
                                                              ---------   ---------
          Total current liabilities.........................    407,611      15,220
Liabilities subject to compromise:
  Accounts payable, principally trade.......................         --       4,166
  Accrued liabilities and other payables....................         --       5,373
  Accrued interest..........................................         --      21,379
  Accrued state income taxes payable........................         --       4,136
  Current portion of long term debt (note 4)................         --     388,685
                                                              ---------   ---------
          Total liabilities subject to compromise...........         --     423,739
                                                              ---------   ---------
                                                                407,611     438,959
                                                              ---------   ---------
Commitments and contingencies (note 9)......................      3,700       1,800
Shareholders' deficit (note 7)
  Preferred stock, par value $0.01 per share
     Authorized 10,000,000 shares, none issued..............
  Common stock, par value $0.01 per share
     Authorized 50,000,000 shares
     Issued and outstanding 25,603,512 shares...............        256         256
  Additional paid-in capital................................    137,812     137,812
  Retained deficit..........................................   (199,311)   (230,026)
                                                              ---------   ---------
          Total shareholders' deficit.......................    (61,243)    (91,958)
                                                              ---------   ---------
                                                              $ 350,068   $ 348,801
                                                              =========   =========

          See accompanying Notes to Consolidated Financial Statements

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                  YEAR ENDED DECEMBER 31
                                                              -------------------------------
                                                                1997       1998        1999
                                                              --------   ---------   --------
Operating revenues
  Net crude oil and natural gas production..................  $ 63,130   $  68,759   $ 57,323
                                                              --------   ---------   --------
Operating expenses
  Crude oil and natural gas production......................    13,747      23,475     18,218
  Taxes on oil and gas production...........................     2,223       3,384      2,937
  General and administrative (note 3).......................     7,163       7,750      9,905
  State income tax penalties................................        --          --      1,048
  Allowance for bad debt....................................        --         894         --
  Unsuccessful transaction costs............................        --       2,129         --
  Depletion and depreciation................................    19,214      28,135     13,702
  Writedown of crude oil and gas properties.................        --     188,000      5,433
                                                              --------   ---------   --------
          Total operating expenses..........................    42,347     253,767     51,243
                                                              --------   ---------   --------
Operating income (loss).....................................    20,783    (185,008)     6,080
                                                              --------   ---------   --------
Other income and expenses
  Interest and other income.................................       646         214        246
  Interest expense (note 4).................................   (11,120)    (32,935)   (33,944)
                                                              --------   ---------   --------
                                                               (10,474)    (32,721)   (33,698)
                                                              --------   ---------   --------
Earnings (loss) from operations before reorganization costs
  and income taxes..........................................    10,309    (217,729)   (27,618)
                                                              --------   ---------   --------
Reorganization costs
  Professional fees.........................................        --          --      3,319
  Interest income...........................................        --          --       (210)
  Other.....................................................        --          --         14
                                                              --------   ---------   --------
                                                                    --          --      3,123
                                                              --------   ---------   --------
Earnings (loss) from operations before income taxes.........    10,309    (217,729)   (30,741)
                                                              --------   ---------   --------
Income taxes (note 5)
  Current (benefit) expense.................................       163       4,111        (26)
  Deferred (benefit) expense................................     3,858     (18,494)        --
                                                              --------   ---------   --------
                                                                 4,021     (14,383)       (26)
                                                              --------   ---------   --------
Net earnings (loss).........................................  $  6,288   $(203,346)  $(30,715)
                                                              ========   =========   ========
Basic earnings (loss) per common share (note 1).............  $    .29   $   (7.94)  $  (1.20)
                                                              ========   =========   ========
Diluted earnings (loss) loss per common share (note 1)......  $    .28   $   (7.94)  $  (1.20)
                                                              ========   =========   ========

          See accompanying Notes to Consolidated Financial Statements

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                NUMBER OF
                                                 COMMON               ADDITIONAL   RETAINED
                                                 SHARES      COMMON    PAID-IN     EARNINGS
                                               OUTSTANDING   STOCK     CAPITAL     (DEFICIT)     TOTAL
                                               -----------   ------   ----------   ---------   ---------
Balance at December 31, 1996.................  20,347,126     $203     $ 83,516    $  (2,253)  $  81,466
  Issued on
     (i) Exercise of Employee Stock
       Options...............................     256,386        3        1,733           --       1,736
     (ii) Public offering of common stock....   5,000,000       50       49,173           --      49,223
     (iii) Warrants..........................          --       --        3,390           --       3,390
  Net earnings...............................          --       --           --        6,288       6,288
                                               ----------     ----     --------    ---------   ---------
Balance at December 31, 1997.................  25,603,512      256      137,812        4,035     142,103
  Net loss...................................          --       --           --     (203,346)   (203,346)
                                               ----------     ----     --------    ---------   ---------
Balance at December 31, 1998.................  25,603,512      256      137,812     (199,311)    (61,243)
  Net loss...................................          --       --           --      (30,715)    (30,715)
                                               ----------     ----     --------    ---------   ---------
Balance at December 31, 1999.................  25,603,512     $256     $137,812    $(230,026)  $ (91,958)
                                               ==========     ====     ========    =========   =========

          See accompanying Notes to Consolidated Financial Statements

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31
                                                             --------------------------------
                                                               1997        1998        1999
                                                             ---------   ---------   --------
Cash flows from operating activities
  Net earnings (loss)......................................  $   6,288   $(203,346)  $(30,715)
Adjustments to reconcile net earnings (loss) to net cash
  provided (used) by operating activities:
  Depletion and depreciation...............................     19,214      28,135     13,702
  Writedown of crude oil and natural gas properties........         --     188,000      5,433
  Deferred income taxes....................................      3,858     (18,488)        --
  Amortization of debt issue costs and other...............        591       1,756        679
Changes in:
  Cash in escrow...........................................         --      (1,505)     1,427
  Accounts receivable......................................      1,160      (1,150)    (1,194)
  Other assets.............................................       (351)       (628)      (454)
  Accounts payable and accrued liabilities.................      4,346       7,917     25,981
  Investment in marketable securities......................      1,962          --         --
                                                             ---------   ---------   --------
Net cash provided by operating activities..................     37,068         691     14,859
                                                             ---------   ---------   --------
Cash flows from investing activities
  Acquisitions.............................................   (259,355)         --         --
  Property and equipment...................................    (72,667)    (70,143)    (6,349)
  Changes in accounts payable and accrued liabilities
     related to exploration and development................      3,559      (2,986)    (1,186)
  Proceeds on sale of property and equipment...............         --      61,452         --
                                                             ---------   ---------   --------
Net cash used in investing activities......................   (328,463)    (11,677)    (7,535)
                                                             ---------   ---------   --------
Cash flows from financing activities
  Increase in long term debt...............................    402,894      76,113      4,600
  Debt issuance costs......................................     (4,275)         --         --
  Repayment of long term debt..............................   (155,989)    (62,043)       (20)
  Proceeds from exercised stock options....................      1,495          --         --
  Issuance of common stock.................................     49,223          --         --
                                                             ---------   ---------   --------
Net cash provided by financing activities..................    293,348      14,070      4,580
                                                             ---------   ---------   --------
Net increase in cash and cash equivalents..................      1,953       3,084     11,904
Cash and cash equivalents at beginning of year.............      1,864       3,817      6,901
                                                             ---------   ---------   --------
Cash and cash equivalents at end of year...................  $   3,817   $   6,901   $ 18,805
                                                             =========   =========   ========
Cash paid (received) during the period for:
  Interest.................................................  $   7,774   $  28,426   $  8,936
  Income taxes.............................................  $     603   $    (256)  $     33
  Reorganization costs (including prepayments).............  $      --   $      --   $  3,352
  Reorganization costs (interest income)...................  $      --   $      --   $   (210)

          See accompanying Notes to Consolidated Financial Statements

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
        (TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT WHERE NOTED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Coho Energy, Inc. ("CEI") was incorporated in June 1993 as a Texas corporation and conducts a majority of its operations through its subsidiary, Coho Resources, Inc. ("CRI"), and its subsidiaries (collectively the "Company").

  Principles of Presentation

     These consolidated financial statements have been prepared in conformity with generally accepted accounting principles as presently established in the United States and include the accounts of CEI as successor to CRI, and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain reclassifications have been made to the prior year statements to conform with the current year presentation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Substantially all of the Company's exploration, development and production activities are conducted in the United States and Tunisia jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

  Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents include cash and highly liquid debt instruments purchased with an original maturity of three months or less.

  Cash in Escrow

     Substantially all of the cash at December 31, 1998 was held pending completion of the April 1999 post closing review by the buyer of the Monroe field natural gas properties, as discussed in Note 6.

  Accounts Receivable

     The Company performs ongoing reviews with respect to accounts receivable and maintains an allowance for doubtful accounts receivable ($929,000 and $885,000 at December 31, 1998 and 1999, respectively) based on expected collectibility.

  Crude Oil and Natural Gas Properties

     The Company's crude oil and natural gas producing activities, substantially all of which are in the United States, are accounted for using the full cost method of accounting. Accordingly, the Company capitalizes all costs incurred in connection with the acquisition of crude oil and natural gas properties and with the exploration for and development of crude oil and natural gas reserves, including related gathering facilities. All internal corporate costs relating to crude oil and natural gas producing activities are expensed as incurred. Proceeds from disposition of crude oil and natural gas properties are accounted for as a

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

reduction in capitalized costs, with no gain or loss recognized unless such dispositions involve a significant alteration in the depletion rate in which case the gain or loss is recognized.

     Depletion of crude oil and natural gas properties is provided using the equivalent unit-of-production method based upon estimates of proved crude oil and natural gas reserves and production which are converted to a common unit of measure based upon their relative energy content. Unproved crude oil and natural gas properties are not amortized but are individually assessed for impairment. The costs of any impaired properties are transferred to the balance of crude oil and natural gas properties being depleted. Estimated future site restoration and abandonment costs are charged to earnings at the rate of depletion of proved crude oil and natural gas reserves and are included in accumulated depletion and depreciation.

     In accordance with the full cost method of accounting, the net capitalized costs of crude oil and natural gas properties as well as estimated future development, site restoration and abandonment costs are not to exceed their related estimated future net revenues discounted at 10%, net of tax considerations, plus the lower of cost or estimated fair value of unproved properties.

  Impairment of Long-Lived Assets

     During fiscal year 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived-Assets To Be Disposed Of." The Company has no long-lived assets which are subject to the impairment test requirements of SFAS No. 121. The Company's only long-lived assets are oil and gas properties which are subject to the full cost ceiling test in accordance with the full cost method of accounting, as discussed above.

  Other Assets

     Other assets generally include deferred financing charges which are amortized over the term of the related financing under the straight line method.

  Stock-Based Compensation

     SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for stock-based compensation. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

  Earnings Per Common Share

     The Company accounts for earnings per share ("EPS") in accordance with SFAS No. 128, "Earnings Per Share." Under SFAS No. 128, no dilution for any potentially dilutive securities is included for basic EPS. Diluted EPS are based upon the weighted average number of common shares outstanding including

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

common shares plus, when their effect is dilutive, common stock equivalents consisting of stock options and warrants.

                                           1997                                  1998                              1999
                            ----------------------------------   ------------------------------------   ---------------------------
                                               COMMON                               COMMON                                 COMMON
                                INCOME         SHARES     EPS         LOSS          SHARES      EPS          LOSS          SHARES
                            --------------   ----------   ----   --------------   ----------   ------   --------------   ----------
                            (IN THOUSANDS)                       (IN THOUSANDS)                         (IN THOUSANDS)
Basic Earnings per
  Share...................      $6,288       21,692,804   $.29     $(203,346)     25,603,512   $(7.94)     $(30,715)     25,603,512
                                                          ====                                 ======
Stock Options.............                      641,099                                   --                                     --
                                ------       ----------            ---------      ----------               --------      ----------
Diluted Earnings Per
  Share...................      $6,288       22,333,903   $.28     $(203,346)     25,603,512   $(7.94)     $(30,715)     25,603,512
                                ======       ==========   ====     =========      ==========   ======      ========      ==========

                             1999
                            ------

                             EPS
                            ------

Basic Earnings per
  Share...................  $(1.20)
                            ======
Stock Options.............
Diluted Earnings Per
  Share...................  $(1.20)
                            ======

     Basic EPS were computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted EPS were calculated based upon the weighted average number of common shares outstanding during the year including common stock equivalents, consisting of stock options and warrants, when their effect is dilutive. In 1998 and 1999, conversion of the stock equivalents would have been anti-dilutive and, therefore, was not considered in diluted EPS.

  Income Taxes

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

  Hedging Activities

     Periodically, the Company enters into futures contracts which are traded on the stock exchanges in order to fix the price on a portion of its crude oil and natural gas production. Changes in the market value of crude oil and natural gas futures contracts are reported as an adjustment to revenues in the period in which the hedged production or inventory is sold. The gain or loss on the Company's hedging transactions is determined as the difference between the contract price and a reference price, generally closing prices on the New York Mercantile Exchange.

     The Company will be required to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" for fiscal year ended 2000. If the Company had adopted SFAS No. 133 during 1999, there would be no effect on the Company's financial statements as the Company had no hedges outstanding at December 31, 1999. Although the future impact of adopting SFAS No. 133 has not been determined yet, the Company believes that the impact will not be material.

  Revenue Recognition Policy

     Revenues generally are recorded when products have been delivered and services have been performed.

  Environmental Expenditures

     Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures which improve the condition of a property as compared to the condition when

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

originally constructed or acquired or prevent environmental contamination are capitalized. Expenditures which relate to an existing condition caused by past operations, and do not contribute to future operations, are expensed. The Company accrues remediation costs when environmental assessments and/or remedial efforts are probable and the cost can be reasonably estimated.

  Business Segments

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", which requires information to be reported in segments. The Company currently operates in a single reportable segment; therefore, no additional disclosure will be required.

2. BANKRUPTCY PROCEEDINGS

     On August 23, 1999 (the "Petition Date"), the Company and its wholly-owned subsidiaries, Coho Resources, Inc., Coho Oil & Gas, Inc., Coho Exploration, Inc., Coho Louisiana Production Company and Interstate Natural Gas Company, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code (the "Chapter 11 filing") in the U.S. District Court for the Northern District of Texas (the "Bankruptcy Court"). The Company is currently operating as a debtor-in-possession subject to the Bankruptcy Court's supervision and orders. Schedules were filed by the Company on September 21, 1999 with the Bankruptcy Court, which were subsequently amended on December 14, 1999, setting forth the unaudited, and in some cases estimated, assets and liabilities of the Company as of the date of the Chapter 11 filing, as shown by the Company's accounting records.

     The bankruptcy petitions were filed in order to facilitate the restructuring of the Company's long term debt and to protect the Company while it develops a solution to its capital needs with the banks, bondholders and potential investors. On November 30, 1999, the Company filed a plan of reorganization with the Bankruptcy Court. On February 15, 2000, the Company and the Official Unsecured Creditors Committee filed the First Amended and Restated Joint Plan of Reorganization (which, as amended, is referred to as the "Plan of Reorganization") with the Bankruptcy Court. At a hearing on February 4, 2000, the Bankruptcy Court approved the Company's disclosure statement (which, as amended is referred to as the "Disclosure Statement"). In that hearing, the Bankruptcy Court also scheduled the confirmation hearing to consider the Plan of Reorganization for March 15, 2000 ("Confirmation Hearing"). The Disclosure Statement and Plan of Reorganization were mailed to holders of interests in the Chapter 11 filing for a vote on February 14, 2000. The Company has requested that all votes be submitted by March 10, 2000. The Plan of Reorganization sets forth the means for satisfying claims, including liabilities subject to compromise, and interests in the Company. The Plan of Reorganization includes the cancellation of the existing common stock of the Company and the issuance of a new class of common stock in exchange for such existing common stock and debt of the Company which materially dilutes the current equity interests.

     The ability of the Company to effect a successful reorganization will depend upon the Company's ability to obtain approval for the Plan of Reorganization. At this time, it is not possible to predict the outcome of the bankruptcy proceedings, in general, or the effect on the business of the Company or on the interests of creditors or shareholders. The Company believes, however, that it may not be possible to satisfy in full all of the claims against the Company if the Plan of Reorganization is not approved. As a result of the bankruptcy filing, all of the Company's liabilities incurred before the Petition Date, including secured debt, are subject to compromise. Under the Bankruptcy Code, payment of these liabilities may not be made except under a Plan of Reorganization or Bankruptcy Court approval.

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The December 31, 1999 financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts (including $311.8 million in net property, plant and equipment) or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon confirmation of a plan of reorganization, adequate sources of capital and the ability to sustain positive results of operations and cash flows sufficient to continue to explore for and develop oil and gas reserves. These factors, among others, raise substantial doubt concerning the ability of the Company to continue as a going concern.

     As a result of the Chapter 11 filing, the Company has incurred and will continue to incur significant costs for professional fees as the Plan of Reorganization is developed. The Company has incurred approximately $3.1 million in reorganization costs during 1999 which relate to professional fees for consultants and attorneys assisting in the negotiations associated with financing and reorganization alternatives, partially offset by interest income earned since the Petition Date on accumulated cash.

     The Chapter 11 filing included the Company's wholly-owned subsidiaries Coho Resources, Inc., Coho Oil & Gas, Inc., Coho Exploration, Inc., Coho Louisiana Production Company and Interstate Natural Gas Company. The following information summarizes the combined results of operations for the Company and these subsidiaries. This information has been prepared on the same basis as the consolidated financial statements.

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1999
                                                              -----------------
Current assets..............................................      $ 30,929
Accounts receivable from affiliates.........................         3,023
Property and equipment......................................       309,262
Other assets................................................         5,515
                                                                  --------
Total assets................................................      $348,729
                                                                  ========
Current liabilities not subject to compromise...............      $ 15,149
Liabilities subject to compromise...........................       423,739
Commitments and contingencies...............................         1,800
Shareholder's equity........................................       (91,959)
                                                                  --------
                                                                  $348,729
                                                                  ========
Operating revenues..........................................      $ 57,323
Operating expenses..........................................      $ 48,923
Net loss....................................................      $(30,716)

3. PROPERTY AND EQUIPMENT

                                                                    DECEMBER 31
                                                              ------------------------
                                                                1998           1999
                                                              ---------      ---------
Crude oil and natural gas leases and rights including
  exploration, development and equipment thereon, at cost...  $ 678,547      $ 684,896
Accumulated depletion and depreciation......................   (353,973)      (373,108)
                                                              ---------      ---------
                                                              $ 324,574      $ 311,788
                                                              =========      =========

     Overhead expenditures directly associated with exploration for and development of crude oil and natural gas reserves have been capitalized in accordance with the accounting policies of the Company.

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Such charges totaled $4,081,000, $5,749,000 and $-0- in 1997, 1998 and 1999,
respectively. Due to the cessation of exploration and development of crude oil and natural gas reserves in 1998, all overhead expenditures during 1999 have been charged to general and administrative expense.

     During 1997, 1998 and 1999, the Company did not capitalize any interest or other financing charges on funds borrowed to finance unproved properties or major development projects.

     Unproved crude oil and natural gas properties totaling $58,854,000 and $56,296,000 at December 31, 1998 and 1999, respectively, have been excluded from costs subject to depletion. These costs are anticipated to be included in costs subject to depletion within the next five years.

     Depletion and depreciation expense per equivalent barrel of production was $4.69, $4.38 and $3.63 in 1997, 1998 and 1999, respectively.

4. LONG-TERM DEBT

                                                                1998        1999
                                                              ---------   ---------
Revolving credit facility...................................  $ 235,000   $ 239,600
8 7/8% Senior Subordinated Notes Due 2007...................    150,000     150,000
Other.......................................................         24           3
                                                              ---------   ---------
                                                                385,024     389,603
Unamortized original issue discount on senior subordinated
  notes.....................................................       (993)       (918)
Current maturities on long term debt........................   (384,031)   (388,685)
                                                              ---------   ---------
                                                              $      --   $      --
                                                              =========   =========

  Revolving Credit Facility

     In August 1992, the Company established a revolving credit and term loan facility with a group of international and domestic financial institutions. The agreement, as amended and restated (the "Existing Bank Group Loan Agreement"), provided a maximum commitment amount available to the Company ("Borrowing Base") of $242 million for general corporate purposes at December 31, 1998. Outstanding advances as of December 31, 1998, were $235 million, and increased to $239.6 million as of January 5, 1999. The average effective interest rates for 1998 and 1999 were 7.38% and 9.91%, respectively. The Existing Bank Group Loan Agreement, which permits advances and repayments, terminates January 2, 2003. The repayment of all advances is guaranteed by Coho Energy, Inc. and outstanding advances are secured by substantially all of the assets of the Company.

     Loans under the Existing Bank Group Loan Agreement up to $220 million bear interest, at the option of the Company, at the bank prime rate or a Eurodollar rate plus a maximum of 1.5% (currently 1.5%), with amounts outstanding in excess of $220 million bearing interest, at the option of the Company at (i) the prime rate plus 1.0% or (ii) LIBOR plus 2.50%. Loans under the Existing Bank Group Loan Agreement are secured by a lien on substantially all of the Company's crude oil and natural gas properties and the capital stock of the Company's wholly owned subsidiaries. If the outstanding amount of the loan exceeds the Borrowing Base at any time, the Company is required to either (a) provide collateral with value equal to such excess, (b) prepay, without premium or penalty, such excess plus accrued interest or (c) prepay the principal amount of the notes equal to such excess in five (5) equal monthly installments provided the entire excess shall be paid prior to the immediately succeeding redetermination date. The fee on the portion of the unused credit facility is .375% per annum. The commitment fee applicable to increases from time to time in the Borrowing Base is .375% of the incremental Borrowing Base amount.

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     On February 22, 1999, the Company was informed by the lenders under the Company's Existing Bank Group Loan Agreement that its borrowing base was reduced to $150 million effective January 31, 1999 creating an over advance of $89.6 million under the new Borrowing Base. The Company was unable to cure the over advance as required by the Existing Bank Group Loan Agreement by March 2, 1999 by either (a) providing collateral with value and quantity in amounts equal to such excess, (b) prepaying, without premium or penalty, such excess plus accrued interest or (c) paying the first of five equal monthly installments to repay the over advance. The Company has received written notice from the lenders under the Existing Bank Group Loan Agreement that it is in default under the terms of the Existing Bank Group Loan Agreement and the lenders reserved all rights, remedies and privileges as a result of the payment default. Additionally, the Company was unable to pay the second, third, fourth and fifth installments, which were due at the beginning of April, May, June and July 1999, respectively, and has been unable to make interest payments when due, although the Company has made aggregate interest payments of $4.3 million during March, April, May, July and December 1999. As a result of the payment defaults, the lenders accelerated the full amount outstanding under the Existing Bank Group Loan Agreement. Advances under the Existing Bank Group Loan Agreement and the past due interest payments bear interest at the default interest rate of prime plus 4%. The outstanding advances of $239.6 million as of December 31, 1999 have been included in Liabilities Subject to Compromise as of December 31, 1999. The total arrearage related to the installment payments due on the over advance and past due interest was approximately $108.8 million as of December 31, 1999, including approximately $19.2 million of past due interest ($10.2 million included in Liabilities Not Subject to Compromise) and $89.6 million related to installments due on the over advance.

     The Existing Bank Group Loan Agreement contains certain financial and other covenants including, among other covenants, (i) the maintenance of minimum amounts of shareholder's equity, (ii) maintenance of minimum ratios of cash flow to interest expense as well as current assets to current liabilities, (iii) limitations on the Company's and CRI's ability to incur additional debt, and
(iv) restrictions on the payment of dividends. At December 31, 1999, the Company was not in compliance with the shareholder's equity, cash flow to interest expense and current assets to current liabilities covenants.

  8 7/8% Senior Subordinated Notes

     On October 3, 1997, the Company completed a sale to the public of $150 million of 8 7/8% Senior Subordinated Notes due 2007 ("Existing Bonds"). Proceeds of the offering, net of offering costs, were approximately $144.5 million. The proceeds from this offering, together with the proceeds from the common stock offering discussed in Note 7, were used to repay indebtedness outstanding under the Existing Bank Group Loan Agreement and for general corporate purposes.

     The Existing Bonds are unsecured senior subordinated obligations of the Company and rank pari passu in right of payment with all existing and future senior subordinated indebtedness of the Company. The Existing Bonds mature on October 15, 2007 and bear interest from October 3, 1997 at the rate of 8 7/8% per annum payable semi-annually, commencing on April 15, 1998. Certain subsidiaries of the Company issued guarantees of the Existing Bonds on a senior subordinated basis.

     The indenture issued in conjunction with the Existing Bonds (the "Indenture") contains certain covenants, including, among other covenants, covenants that limit (i) indebtedness, (ii) restricted payments, (iii) distributions from restricted subsidiaries, (iv) transactions with affiliates,
(v) sales of assets and subsidiary stock (including sale and leaseback transactions), (vi) dividends and other payment restrictions affecting restricted subsidiaries and (vii) mergers or consolidations.

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company did not pay the April 15, 1999 interest payment of $6.7 million due on its Existing Bonds and currently is in default under the terms of the Indenture. Under the Indenture, the trustee under the Indenture by written notice to the Company, or the holders of at least 25% in principal amount of the outstanding Existing Bonds by written notice to the trustee and the Company, may declare the principal and accrued interest on all the Existing Bonds due and payable immediately. However, the Company may not pay the principal of, premium (if any) or interest on the Existing Bonds so long as any required payments due on the Existing Bank Group Loan Agreement remain outstanding and have not been cured or waived. On May 19, 1999, the Company received a written notice of acceleration from two holders of the Existing Bonds, which own in excess of 25% in principal amount of the outstanding Existing Bonds. Both the accelerated principal and the past due interest payment bore interest at the default rate of 9.875% (1% in excess of the stated rate for the Existing Bonds) from the date of acceleration to the Petition Date. As a result of the Chapter 11 filing the Company has ceased accruing interest on unsecured debt, including the Existing Bonds. Approximately $5.7 million of additional Existing Bond interest expense, including $2.2 million of Existing Bond interest expense that would have been due on October 15, 1999, would have been recognized by the Company in 1999 if not for the discontinuation of such interest expense accruals. All amounts outstanding under the Existing Bonds as of December 31, 1999 have been included in Liabilities Subject to Compromise.

  Debt Repayments

     Based on the balances outstanding and current default under the Existing Bank Group Loan Agreement and the Existing Bonds indenture, estimated aggregate principal repayments for each of the next five years are as follows:
2000 -- $389,603,000 and $0 thereafter.

5. INCOME TAXES

     Deferred income taxes are recorded based upon differences between financial statement and income tax basis of assets and liabilities. The tax effects of these differences which give rise to deferred income tax assets and liabilities at December 31, 1998 and 1999, were as follows:

                                                                1998      1999
                                                              --------   -------
DEFERRED TAX ASSETS
  Net operating loss carryforwards..........................  $ 25,283   $46,614
  Property and equipment, due to differences in depletion,
     depreciation, amortization and writedowns..............    35,442    20,822
  Alternative minimum tax credit carryforwards..............     1,467     1,466
  Employee benefits.........................................        58        61
  Reorganization costs......................................        --     1,062
  Other.....................................................       182       502
                                                              --------   -------
  Total gross deferred tax assets...........................    62,432    70,527
  Less valuation allowance..................................   (62,432)  (70,527)
                                                              --------   -------
  Net deferred tax assets...................................        --        --
                                                              --------   -------
DEFERRED TAX LIABILITIES
  Property and equipment, due to differences in depletion,
     depreciation, amortization and writedowns..............        --        --
                                                              --------   -------
NET DEFERRED TAX LIABILITY..................................  $     --   $    --
                                                              ========   =======

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The valuation allowance for deferred tax assets as of December 31, 1998 and 1999 includes $2,051,000 and $248,314, respectively, related to Canadian deferred tax assets.

     To determine the amount of net deferred tax liability it is assumed no future capital expenditures will be incurred other than the estimated expenditures to develop the Company's proved undeveloped reserves.

     The following table reconciles the differences between recorded income tax expense and the expected income tax expense obtained by applying the basic tax rate to earnings (loss) before income taxes:

                                                        1997       1998        1999
                                                       -------   ---------   --------
Earnings (loss) before income taxes.................   $10,309   $(217,729)  $(30,742)
                                                       =======   =========   ========
Expected income tax expense (recovery)
  (statutory rate - 34%)............................   $ 3,505   $ (74,028)  $(10,452)
State taxes -- deferred.............................       552      (6,242)      (913)
Federal benefit of state taxes......................      (188)      2,122        310
Permanent differences...............................        --          --        367
Expiring NOLs.......................................        --       1,043      2,390
Change in valuation allowance.......................       444      57,838      8,095
Other...............................................      (293)      4,884        177
                                                       -------   ---------   --------
                                                       $ 4,020   $ (14,383)  $    (26)
                                                       =======   =========   ========

     At December 31, 1999, the Company had the following income tax carryforwards available to reduce future years' income for tax purposes:

                                                               EXPIRES     AMOUNT
                                                              ---------   --------
Net operating loss carryforwards for federal income tax
  purposes..................................................    2000      $  4,253
                                                                2001         3,015
                                                                2002           211
                                                                2003         4,697
                                                              2004-2019    111,540
                                                                          --------
                                                                          $123,716
                                                                          ========
Operating loss carryforwards for Canadian income tax
  purposes..................................................  2000-2003   $    653
                                                                          ========
Operating loss carryforwards for federal alternative minimum
  tax purposes..............................................  2010-2019   $ 71,973
                                                                          ========
Federal alternative minimum tax credit carryforwards........     --       $  1,466
                                                                          ========
Operating loss carryforwards for Mississippi income tax
  purposes..................................................  2010-2014   $ 85,081
                                                                          ========
Operating loss carryforwards for Oklahoma income tax
  purposes..................................................  2012-2013   $ 45,290
                                                                          ========

6. ACQUISITIONS AND DISPOSITIONS

     Effective December 31, 1997, the Company acquired from Amoco Production Company ("Amoco") interests in certain crude oil and natural gas properties ("Oklahoma Properties") located primarily in southern Oklahoma for cash consideration of approximately $257.5 million and warrants to purchase one million shares of common stock at $10.425 per share for a period of five years valued at $3.4 million. The Oklahoma Properties are in more than 25,000 gross acres concentrated in southern Oklahoma, including 14 major producing oil fields. The aggregate purchase price was $267.8 million, including transaction costs

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

of approximately $1.9 million and assumed liabilities of $5 million. Investing activities in the cash flow statement for the year ended December 31, 1997 related to this acquisition, exclude the noncash portions of the purchase price of $3.4 million attributable to the warrants and $5 million for assumed liabilities.

     On December 2, 1998, the Company sold its natural gas assets, including its natural gas properties and the related gas gathering systems, located in Monroe, Louisiana to an unaffiliated third party for net proceeds of approximately $61.5 million. The proved reserves attributable to such natural gas properties were approximately 94 billion cubic feet of natural gas and represented approximately 14% of the Company's year end 1997 proved reserves.

7. SHAREHOLDERS' EQUITY

     On October 3, 1997, the Company completed the sale to the public of 5,000,000 shares of common stock at $10.50 per share. Proceeds of the offering, net of offering costs, were approximately $49.2 million. The proceeds from this offering, together with the proceeds from the Existing Bond offering discussed in Note 4, were used to repay indebtedness outstanding under the Company's Existing Bank Group Loan Agreement and for general corporate purposes.

     In December 1997, the Company issued warrants, valued at $3,390,000, to purchase one million shares of common stock at $10.425 per share for a period of five years to Amoco Production Company as partial consideration for the purchase of certain crude oil and natural gas properties discussed in Note 6.

8. STOCK-BASED COMPENSATION

     Options to purchase the Company's common stock have been granted to officers, directors and key employees pursuant to the Company's 1993 Stock Option Plan and 1993 Non Employee Director Stock Option Plan, or assumed from the reorganization of the Company's subsidiaries in 1993. The stock option plans provide for the issuance of five year options with a three-year vesting period and a grant price equal to or above market value. Some exceptions have been made to provide immediate or shortened vesting periods as approved by the Company's board of directors. All options outstanding available for grant pursuant to the Company's existing stock option plans will be terminated according to the Plan of Reorganization if the Plan of Reorganization is confirmed. A summary of the status of the Company's stock option plans at December 31, 1997, 1998 and 1999 and changes during the years then ended follows:

                                     1997                    1998                    1999
                             ---------------------   ---------------------   ---------------------
                                          WTD AVG                 WTD AVG                 WTD AVG
                              SHARES     EX PRICE     SHARES     EX PRICE     SHARES     EX PRICE
                             ---------   ---------   ---------   ---------   ---------   ---------
Outstanding at January 1...  1,815,784     $5.55     2,823,815     $6.96     2,631,260     $6.98
  Granted..................  1,286,000      8.73        14,000      6.88            --        --
  Exercised................   (256,386)     5.82            --        --            --        --
  Canceled.................    (21,583)     6.50       (75,000)     8.90       (30,000)     8.42
  Expired..................         --        --      (131,555)     5.40      (363,159)     5.97
                             ---------     -----     ---------     -----     ---------     -----
Outstanding at December
  31.......................  2,823,815      6.96     2,631,260      6.98     2,238,101      7.13
                             ---------     -----     ---------     -----     ---------     -----
Exercisable at December
  31.......................  2,250,903      6.31     2,310,438      6.60     2,112,445      6.94
Available for grant at
  December 31..............     36,419                 189,919                 437,668

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Significant option groups outstanding at December 31, 1999 and related weighted average price and life information follows:

                                                                          WTD
                                                                          AVG
                                              OPTIONS       OPTIONS     EXERCISE    REMAINING
GRANT DATE                                  OUTSTANDING   EXERCISABLE    PRICE     LIFE (YEARS)
----------                                  -----------   -----------   --------   ------------
May 12, 1998..............................      4,000         4,000      $ 6.88      4
December 2, 1997..........................    361,000       240,677       10.50      5
August 22, 1997...........................     16,000        10,667        9.38      5
May 12, 1997..............................      8,000         8,000        8.13      3
March 3, 1997.............................    799,000       799,000        7.88      2
June 13, 1996.............................     12,000        12,000        6.63      2
February 22, 1996.........................    150,000       150,000        5.13      3
January 8, 1996...........................     40,000        40,000        5.00      3
September 25, 1995........................     50,000        50,000        5.00      2
September 12 ,1995........................     29,666        29,666        5.00      3
August 3, 1995............................     24,000        24,000        4.88      2
April 14, 1995............................     32,500        32,500        5.00      2
December 4, 1994..........................    105,000       105,000        5.01      3
November 10, 1994.........................    240,000       240,000        5.00      2
June 7, 1994..............................     63,167        63,167        5.49      1
October 22, 1993..........................    252,056       252,056        6.00      1
September 29, 1993........................     11,689        11,689        6.52      1
October 19, 1992..........................     40,023        40,023        6.52      1

     The weighted average fair value of options at date of grant for options granted during 1997 and 1998 was $4.02 and $3.12 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                              1997    1998    1999
                                                              -----   -----   ----
Expected life (years).......................................      5       5   --
Interest rate...............................................   6.44%   5.67%  --
Volatility..................................................  43.76%  42.01%  --
Dividend yield..............................................     --      --   --

     Had compensation cost for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's pro forma net income and earnings per share from continuing operations would have been as follows:

                                                            1997       1998         1999
                                                           ------    ---------    --------
Net income (loss)                    As reported.........  $6,288    $(203,346)   $(30,715)
                                     Pro forma...........  $4,385    $(204,108)   $(31,321)
Basic earnings (loss) per share      As reported.........  $ 0.29    $   (7.94)   $  (1.20)
                                     Pro forma...........  $ 0.20    $   (7.97)   $  (1.22)
Diluted earnings (loss) per share    As reported.........  $ 0.28    $   (7.94)   $  (1.20)
                                     Pro forma...........  $ 0.20    $   (7.97)   $  (1.22)

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9. COMMITMENTS AND CONTINGENCIES

     (a) Coho Resources, Inc., is a defendant in a number of individual lawsuits in Mississippi, which allege environmental damage to property, and personal injury, in connection with drilling and production operations of the Company and its predecessors in Lincoln County, Mississippi (the "Brookhaven Field"). The plaintiffs allege that their damages were caused by "naturally occurring radioactive materials" resulting from petroleum exploration and production operations. The Company's predecessors on the Brookhaven Field were Florabama Associates, Inc. ("Florabama"), and Chevron Corp. or Chevron USA. Inc. ("Chevron"). The Company is vigorously defending against these claims. Florabama and Chevron allege claims for indemnification for any liability they may have to the Brookhaven Field plaintiffs (the "Plaintiffs"), including claims for monetary and punitive damages, as well as clean-up costs associated with the properties. The Company is also vigorously defending against the indemnity claims of Florabama and Chevron. The Plaintiffs, Florabama and Chevron have filed proofs of claim in the Company's bankruptcy cases. The Company has objected to these claims and has requested that they be disallowed. The Company has also requested that these claims be estimated pursuant to Section 502 of the Bankruptcy Code. The claims of Chevron are unliquidated, except for a contingent claim in the amount of $2,349,275 which is subject to a pending appeal, and cannot be quantified at this time. The Florabama claim is asserted at $3,671,953.33. The Plaintiffs' claim is alleged at a combined amount of $250 million.

     The Plaintiffs have compromised and settled their $250,000,000 claim for the cash sum of $900,000 to be paid in installments over the 180 days following the effective date of a confirmed chapter 11 plan of reorganization. We have agreed to that settlement subject to court approval. The court will take up the question of approval of this settlement on March 15, 2000. We have also settled the claims of Chevron Corp. and Chevron USA, Inc., subject to court approval, by agreeing to contribute $2.5 million over the next two years to a fund to be used to finance the implementation of a thorough remediation plan for the Brookhaven Field. Chevron USA will contribute at least $3 million to that fund as well, and will supervise the implementation of the remediation plan. The remediation plan has been filed with the court and circulated to numerous parties in interest. This Coho-Chevron settlement arrangement is opposed by the Plaintiffs, and the court will take up the question of approval of the Coho-Chevron settlement on March 10, 2000. The Coho-Chevron settlement also calls for Chevron to withdraw its claims in the Florabama bankruptcy in Mississippi. That will have the effect of greatly reducing the dollar amount of Florabama's claim in the bankruptcy to less than $1.3 million, subject to further negotiations and final resolution. The feasibility of the Plan of Reorganization is dependent upon the court's approval of these settlements.

     The Company is involved in various other legal actions arising in the ordinary course of business. While it is not feasible to predict the ultimate outcome of these actions or those listed above, management believes that the resolution of these matters will not have a material adverse effect, either individually or in the aggregate, on the Company's financial position or results of operations. The Company has accrued $4.0 million, including $2.2 million which has been reflected in current accrued liabilities, for the proposed settlements discussed in the preceding paragraph and for future remediation costs.

     On May 27, 1999, the Company filed a lawsuit (the "Hicks Muse Lawsuit") against HM4 Coho L.P. ("HM4") and affiliated persons. The lawsuit alleges (1) breach of the written contract terminated by HM4 in December 1998, (2) breach of the oral agreements reached with HM4 on the restructured transaction in February 1999 and (3) promissory estoppel. In the lawsuit, the Company seeks monetary damages of approximately $500 million. The lawsuit is currently in the discovery stages. While the Company believes that the lawsuit has merit and that the actions of HM4 in December 1998 and February 1999 were the primary cause of the Company's current liquidity crisis, there can be no assurance as to the outcome of this litigation.

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     (b) During June 1999, the Company extended its Anaguid permit in Tunisia, North Africa through June 2001. The Company has a commitment to drill two additional wells during this two year period.

     (c) The Company has leased (i) 47,942 square feet of office space in Dallas, Texas under a non-cancellable lease extending through October 2000, (ii) 5,000 square feet of office space in Laurel, Mississippi under a non-cancellable lease extending through June 2000, (iii) various vehicles under non-cancellable leases extending through February 2000, and (iv) surface leases in Laurel, Mississippi with expiration dates extending through the year 2018. Rental expense totaled $1,196,000, $1,668,000 and $1,798,000 in 1997, 1998 and 1999,
respectively. Minimum rentals payable under these leases for each of the next five years are as follows: 2000 -- $1,225,000; 2001 -- $441,000; 2002 -$437,000;
2003 -- $418,000 and 2004 -$416,000. Total rentals payable over the remaining terms of the leases are $8,765,000.

     (d) Like other crude oil and natural gas producers, the Company's operations are subject to extensive and rapidly changing federal, state and local environmental regulations governing emissions into the atmosphere, waste water discharges, solid and hazardous waste management activities, noise levels and site restoration and abandonment activities. The Company's policy is to make a provision for future site restoration charges on a unit-of-production basis. Total future site restoration costs are estimated to be $6,000,000, including the Oklahoma Properties. A total of $1,589,000 has been included in depletion and depreciation expense with respect to such costs as of December 31, 1998.

     (e) The Company has entered into employment agreements with certain of its officers. In addition to base salary and participation in employee benefit plans offered by the Company, these employment agreements generally provide for a severance payment in an amount equal to two times the rate of total annual compensation of the officer in the event the officer's employment is terminated for other than cause. If the officer's employment is terminated for other than cause following a change in control in the Company, the officer generally is entitled to a severance payment in the amount of 2.99 times the rate of total annual compensation of the officer. The above described employment agreements will be modified according to the terms of the Plan of Reorganization if the Plan of Reorganization is confirmed.

     The officers' aggregate base salary and bonus portion of total annual compensation covered under such employment agreements is approximately $1.4 million.

     (f) The Company has entered into executive severance agreements with its other officers which are designed to encourage executive officers to continue to carry out their duties with the Company in the event of a change in control of the Company. In the event the officer's employment is terminated for other than cause following a change of control, these severance agreements generally provide for a severance payment in an amount equal to 1.5 times the highest salary plus bonus paid to such officer in any of the five years preceding the year of termination. These severance rights will be terminated according to the terms of the Plan of Reorganization if the Plan of Reorganization is confirmed.

     The highest salary plus bonus paid to the officers covered under such severance agreements during the preceding five year period would aggregate approximately $1.2 million.

     (g) In conjunction with the acquisition of the Oklahoma Properties, the acquisition of ING and the 1993 reorganization of the Company, the Company has granted certain persons the right to require the Company, at its expense, to register their shares under the Securities Act of 1933. These registration rights may be exercised on up to 4 occasions. The number of shares of Common Stock subject to registration rights as of December 31, 1999, is approximately 3,324,000. These registration rights will be terminated according to the terms of the Plan of Reorganization if the Plan of Reorganization is confirmed.

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10. FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS

     Financial instruments which are potentially subject to concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. Cash and cash equivalents are placed with high credit quality financial institutions to minimize risk. The carrying amounts of these instruments approximate fair value because of their short maturities. The Company has entered into certain financial arrangements which act as a hedge against price fluctuations in future crude oil and natural gas production. Included in operating revenues are gains (losses) of $(232,000), $488,000 and $-0- for 1997, 1998 and 1999, respectively, resulting from these hedging programs. At December 31, 1998 and 1999, the Company had no deferred hedging gains or losses. As of December 31, 1999, the Company had no crude oil or natural gas hedged.

     Fair values of the Company's financial instruments are estimated through a combination of management's estimates and by reference to quoted prices from market sources and financial institutions, if available. As of December 31, 1999, the fair market value of the Company's Existing Bonds was $83 million compared to the related carrying value of $149 million. The fair value of the Existing Bonds at December 31, 1998 was $57 million compared to the related carrying value of $149 million. The carrying value of the Existing Bank Group Loan Agreement approximated fair market value at December 31, 1998 and 1999 since the applicable interest rate approximated the market rate. On the effective date of the Plan of Reorganization, the Existing Bonds will be converted to new common stock of the reorganized company and the Existing Group Loan Agreement will be paid in full in cash.

     During 1998, three purchasers of our crude oil and natural gas, EOTT Energy Corp. ("EOTT"), Amoco Production Company, and Mid Louisiana Marketing Company, accounted for 42%, 28% and 14%, respectively, of the Company's revenues. During 1999, EOTT and Amoco Production Company accounted for 39% and 41%, respectively, of the Company's revenue. Included in accounts receivable is $2,969,000, $1,965,000 and $114,000 from these customers at December 31, 1997, 1998 and 1999, respectively.

11. RELATED PARTY TRANSACTIONS

     (a) In 1990, the Company made a non-interest bearing loan in the amount of $205,000 to Jeffrey Clarke, President, Chief Executive Officer and Director of the Company, to assist him in the purchase of a house in Dallas. The loan is unsecured and is repayable on the date Mr. Clarke ceases employment with the Company, unless Mr. Clarke's employment is terminated as a result of the Company's current restructuring process, at which time the loan will be forgiven, and is included in other assets at December 31, 1998 and December 31, 1999.

     (b) Pursuant to the equity offering, the Company's officers and directors were precluded from selling stock for a 90-day period beginning October 3, 1997 (the "Lock Up Period"). On October 6, 1997, the Company made sole recourse, non-interest bearing loans of $622,111, payable on demand, secured by the related Company's common stock to certain officers and a director. The loans were made to provide assistance in acquiring stock upon exercise of expiring stock options during the Lock Up Period. During 1998, the Company has provided an allowance for bad debt for the entire amount of such loans due to the decrease in the share price of the Company's common stock provided by such officers and directors as collateral.

     (c) During 1997, certain of the Company's hedging agreements were with an affiliate of the Company, Morgan Stanley Capital Group, which owned over 10% of the Company's outstanding common stock until October 3, 1997, when its ownership dropped to 5.3% as a result of the equity offering discussed in Note 7. Management of the Company believes that such transactions are on similar terms as could be obtained from unrelated third parties.

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     (d) Under the terms of a Financial Advisory Agreement entered into between the Company and Hicks, Muse & Co. Partners, L.P. ("HMCo"), on August 21, 1998, the Company paid HMCo $1,250,000 as compensation for HMCo's services as a financial advisor to the Company and its subsidiaries in connection with an agreement to issue common stock of the Company to HM4. John R. Muse and Lawrence
D. Stuart, Jr., are each limited partners in HMCo and limited partners of a limited partner in HM4, and at the time of the payment to HMCo, were directors of the Company under an agreement with Energy Investment Partnership No. 1, L.P. On March 18, 1999, Messrs, Muse and Stuart resigned from the board of directors of the Company.

     (e) In 1999, the Company entered into a contract with Alan Edgar, a director of the Company, that provides for Mr. Edgar to receive a percentage of the net proceeds received by the Company from the Hicks Muse Lawsuit up to a maximum of $5.75 million, in consideration of Mr. Edgar's extensive and ongoing involvement in working with the special litigation counsel for the Company in prosecuting the Hicks Muse Lawsuit.

12. CANADIAN ACCOUNTING PRINCIPLES

     These financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") as presently established in the United States. These principles differ in certain respects from those applicable in Canada. These differences would have affected net earnings (loss) as follows:

                                                           YEAR ENDED DECEMBER 31
                                                        -----------------------------
                                                         1997      1998        1999
                                                        ------   ---------   --------
Net earnings (loss) based on US GAAP..................  $6,288   $(203,346)  $(30,715)
Canadian writedown of oil and natural gas
  properties(i).......................................      --    (109,000)        --
Adjustment to depletion based on difference in
  carrying value of oil and gas properties related to:
  ING acquisition (ii)................................     562         483        358
  Business combination with Odyssey Exploration, Inc.
     in 1990..........................................    (168)       (135)       (94)
  Application of Canadian full cost ceiling test......    (455)       (364)     4,410
Deferred tax effect of differences in US GAAP and
  Canadian GAAP.......................................      21      (4,790)        --
                                                        ------   ---------   --------
Net earnings (loss) based on Canadian GAAP............  $6,248   $(317,152)  $(26,041)
                                                        ======   =========   ========
Net earnings (loss) per common share based on Canadian
  GAAP................................................  $ 0.29   $  (12.39)  $  (1.02)
                                                        ======   =========   ========

---------------

(i) Canadian GAAP requires a ceiling test to ensure that capitalized costs relating to oil and gas properties are recoverable in the future. The net book value of capitalized costs, less related deferred income taxes, is compared to the future net revenue plus the cost of major development projects and unproved properties, less future expenditures, which include removal and site restoration costs, income taxes, general and administrative costs and interest expense. General and administrative costs were calculated on a per barrel basis and calculated over the life of the reserves. Interest expense was calculated through the year 2013 based on the Company's current debt at December 31, 1998, assuming all future positive cash flow from future net revenue, net of general and administrative costs, income taxes and interest expense, was used for retirement of existing debt.

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(ii) Under SFAS No. 109 in the United States, the Company was required to increase deferred income taxes and property and equipment by $8,355,000 for the deferred tax effect of the excess of the Company's tax basis of the stock acquired in the ING acquisition over the tax basis of the net assets of ING acquired. Under Canadian GAAP this adjustment is not required.

     The effect on the consolidated balance sheets of the differences between United States GAAP and Canadian GAAP is as follows:

                                                                                       UNDER
                                                                AS       INCREASE    CANADIAN
                                                             REPORTED   (DECREASE)     GAAP
                                                             --------   ----------   ---------
DECEMBER 31, 1999
  Property and Equipment...................................  $311,788   $(102,211)   $ 209,577
  Shareholder's Equity.....................................   (91,958)   (102,211)    (194,169)
DECEMBER 31, 1998
  Property and Equipment...................................  $324,574   $(106,885)   $ 217,689
  Shareholder's Equity.....................................   (61,243)  $(106,885)    (168,128)

13. SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

                                         FIRST      SECOND     THIRD      FOURTH       TOTAL
                                        --------   --------   --------   ---------   ---------
1999
  Operating revenues.................   $  8,967   $ 12,161   $ 16,829   $  19,366   $  57,323
  Operating income (loss)............     (1,127)       428       (675)      7,454       6,080
  Net loss...........................     (8,987)   (10,102)   (10,733)       (893)    (30,715)
  Basic loss per share...............   $  (0.35)  $  (0.40)  $  (0.41)  $   (0.04)  $   (1.20)
  Diluted loss per share.............   $  (0.35)  $  (0.40)  $  (0.41)  $   (0.04)  $   (1.20)
1998
  Operating revenues.................   $ 21,143   $ 18,147   $ 16,539   $  12,930   $  68,759
  Operating income (loss)............   $(28,206)   (38,306)     1,344    (119,840)   (185,008)
  Net loss...........................    (22,301)   (41,611)    (7,168)   (132,266)   (203,346)
  Basic loss per share...............   $  (0.87)  $  (1.63)  $  (0.28)  $   (5.16)  $   (7.94)
  Diluted loss per share.............   $  (0.87)  $  (1.63)  $  (0.28)  $   (5.16)  $   (7.94)
1997
  Operating revenues.................   $ 15,536   $ 13,985   $ 15,985   $  17,624   $  63,130
  Operating income...................      5,604      4,151      4,990       6,038      20,783
  Net earnings.......................      2,104      1,081      1,401       1,702       6,288
  Basic earnings per share...........   $   0.10   $   0.05   $   0.07   $    0.07   $    0.29
  Diluted earnings per share.........   $   0.10   $   0.05   $   0.07   $    0.06   $    0.28

     Basic per share figures are computed based on the weighted average number of shares outstanding for each period shown. Diluted per share figures are computed based on the weighted average number of shares outstanding including common stock equivalents, consisting of stock options and warrants, when their effect is dilutive.

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

14. SUPPLEMENTARY INFORMATION RELATED TO OIL AND GAS ACTIVITIES

  (a) Costs Incurred

     Costs incurred for property acquisition, exploration and development activities were as follows:

                                                         1997       1998       1999
                                                       --------   --------   --------
Property acquisitions
  Proved.............................................  $199,485   $  8,432   $     --
  Unproved...........................................    73,281      4,646         --
Exploration..........................................    13,374      5,061      2,198
Development..........................................    53,542     51,049      4,101
Other................................................       729        955         50
                                                       --------   --------   --------
                                                       $340,411   $ 70,143   $  6,349
                                                       ========   ========   ========
Property and equipment, net of accumulated
  depletion..........................................  $531,409   $324,574   $311,788
                                                       ========   ========   ========

  (b) Quantities of Oil and Gas Reserves (Unaudited)

     The following table presents estimates of the Company's proved reserves, all of which have been prepared by the Company's engineers and evaluated by independent petroleum consultants. Substantially all of the Company's crude oil and natural gas activities are conducted in the United States.

                                                              RESERVE QUANTITIES
                                                              -------------------
                                                                OIL        GAS
                                                              (MBBLS)     (MMCF)
                                                              --------   --------
Estimated reserves at December 31, 1996.....................   34,822    113,132
Revisions of previous estimates.............................    1,601      8,556
Purchase of reserves in place...............................   49,723     32,581
Extensions and discoveries..................................   11,758        902
Production..................................................   (2,820)    (7,666)
                                                              -------    -------
Estimated reserves at December 31, 1997.....................   95,084    147,505
Revisions of previous estimates.............................   (7,645)     4,459
Purchase of reserves in place...............................    6,842        480
Sales of reserves in place..................................       --    (94,106)
Extensions and discoveries..................................   10,792     16,114
Production..................................................   (5,069)    (8,124)
                                                              -------    -------
Estimated reserves at December 31, 1998.....................  100,004     66,328
Revisions of previous estimates.............................    9,718    (25,257)
Purchase of reserves in place...............................       --         --
Sales of reserves in place..................................       --         --
Extensions and discoveries..................................      734      2,175
Production..................................................   (3,343)    (2,608)
                                                              -------    -------
Estimated reserves at December 31, 1999.....................  107,113     40,638
                                                              =======    =======
Proved developed reserves at December 31,
  1997......................................................   62,663    129,392
  1998......................................................   66,869     48,176
  1999......................................................   73,748     25,794

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  (c) Standardized Measure of Oil and Gas Reserves (unaudited)

     Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Reserves.

     The following standardized measure of discounted future net cash flows was computed in accordance with the rules and regulations of the Securities and Exchange Commission and SFAS No. 69 using year end prices and costs, and year end statutory tax rates. Royalty deductions were based on laws, regulations and contracts existing at the end of each period. No values are given to unproved properties or to probable reserves that may be recovered from proved properties.

     The inexactness associated with estimating reserve quantities, future production and revenue streams and future development and production expenditures, together with the assumptions applied in valuing future production, substantially diminishes the reliability of this data. The values so derived are not considered to be an estimate of fair market value. The Company therefore cautions against this use.

     The following tabulation reflects the Company's estimated discounted future cash flows from crude oil and natural gas production:

                                                      1997         1998         1999
                                                   ----------   ----------   ----------
Future cash inflows..............................  $1,764,924   $1,081,003   $2,562,981
Future production costs..........................    (607,114)    (419,820)    (642,024)
Future development costs.........................    (114,294)    (112,165)    (136,589)
Future income taxes..............................    (233,945)     (55,008)    (435,311)
                                                   ----------   ----------   ----------
Future net cash flows............................     809,571      494,010    1,349,057
Annual discount at 10%...........................    (341,378)    (224,712)    (656,182)
                                                   ----------   ----------   ----------
Standardized measure of discounted future net
  cash flows.....................................  $  468,193   $  269,298   $  692,875
                                                   ==========   ==========   ==========
Crude oil posted reference price ($ per
  Bbl)(a)........................................  $    16.17   $    12.05   $    25.60
Estimated December 31 Company average realized
  price
  $/Bbl..........................................  $    15.06   $     9.36   $    21.78
  $/Mcf..........................................  $     2.26   $     2.10   $     2.25

---------------

(a) 1997 and 1998 prices were based on West Texas Intermediate posted prices and 1999 was based on the NYMEX posted price.

                       COHO ENERGY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following are the significant sources of changes in discounted future net cash flows relating to proved reserves:

                                                       1997        1998        1999
                                                     ---------   ---------   --------
Crude oil and natural gas sales, net of production
  costs............................................  $ (47,392)  $ (41,412)  $(36,168)
Net changes in anticipated prices and production
  costs............................................   (176,309)   (184,445)   582,297
Extensions and discoveries, less related costs.....     73,565      39,510      7,683
Changes in estimated future development costs......     (6,393)       (905)   (19,335)
Development costs incurred during the period.......     10,817      22,040      2,212
Net change due to sales and purchase of reserves in
  place............................................    224,579     (53,534)        --
Accretion of discount..............................     41,708      52,628     26,930
Revision of previous quantity estimates............     11,737     (20,178)    45,605
Net changes in income taxes........................     21,780      58,084    (97,279)
Changes in timing of production and other..........    (23,118)    (70,683)   (88,368)
                                                     ---------   ---------   --------
Net increase (decrease)............................    130,974    (198,895)   423,577
Beginning of year..................................    337,219     468,193    269,298
                                                     ---------   ---------   --------
Standardized measure of discounted future net cash
  flows............................................  $ 468,193   $ 269,298   $692,875
                                                     =========   =========   ========

15. SUBSEQUENT EVENTS

     The confirmation hearing for the bankruptcy court to consider the plan of reorganization commenced on March 15, 2000. On March 20, 2000, the bankruptcy court entered a confirmation order confirming our plan of reorganization. The effective date of confirmation of our plan of reorganization was March 31, 2000.

     As of the effective date of our plan of reorganization we anticipate significant adjustments will be made to our first quarter 2000 financial statements to effect the reorganization.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. This prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any circumstance under which the offer or solicitation is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

                             ---------------------

                            UP TO 11,355,804 SHARES

                               COHO ENERGY, INC.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS
                             ---------------------


                                  MAY 1, 2000


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the offering are:

Securities and Exchange Commission Registration Fee.........   $ 31,180
Blue Sky Registration Fees..................................      4,025
Legal Fees and Expenses.....................................    200,000
Accounting Fees and Expenses................................     30,000
Printing Expenses...........................................    200,000
Subscription Agent Fees.....................................     30,000
Miscellaneous...............................................     54,795
                                                               --------
          TOTAL.............................................   $550,000
                                                               ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article 2.02-1 of the Texas Business Corporation Act provides that any director or officer of a Texas corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with or in defending any action, suit or proceeding in which he is a party by reason of his position. With respect to any proceeding arising from actions taken in his official capacity as a director or officer, he may be indemnified so long as it shall be determined that he conducted himself in good faith and that he reasonably believed that his conduct was in the corporation's best interests. In cases not concerning conduct in his official capacity as a director or officer, a director may be indemnified as long as he reasonably believed that his conduct was not opposed to the corporation's best interests. In the case of any criminal proceeding, a director or officer may be indemnified if he had no reasonable cause to believe his conduct was unlawful. If a director or officer is wholly successful, on the merits or otherwise, in connection with this type of proceeding, indemnification is mandatory. The Amended and Restated Bylaws of Coho Energy, Inc. provide for indemnification of its present and former directors and officers to the fullest extent provided by Article 2.02-1.

     Coho's amended and restated articles of incorporation contain a provision that limits the liability of Coho's directors as permitted under Texas law. The provision eliminates the liability of a director to Coho or its shareholders for monetary damages for negligent or grossly negligent acts or omissions in the director's capacity as a director. The provision does not affect the liability of a director (i) for breach of his duty of loyalty to Coho or to shareholders,
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for acts or omissions for which the liability of a director is expressly provided by an applicable statute, or
(iv) in respect of any transaction from which a director received an improper personal benefit. Under the amended and restated articles of incorporation, the liability of directors will be further limited or eliminated without action by shareholders if Texas law is amended to further limit or eliminate the personal liability of directors.

     The above discussion of Texas law and the amended and restated articles of incorporation is not intended to be exhaustive and is qualified in its entirety by Texas law and the amended and restated articles of incorporation.


     Texas corporations are also authorized to obtain insurance to protect officers and directors from specified liabilities, including liabilities against which the corporation cannot indemnify its directors and officers. Coho Energy, Inc. currently has in effect a director's and officer's liability insurance policy, which provides coverage in the maximum amount of $40,000,000, subject to a $250,000 deductible. This policy covers the directors' and officers' actions prior to the effective date, as described in the plan of reorganization.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Coho under the foregoing provisions, Coho has been informed that in the opinion of the Commission this type of indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In December 1997, Coho issued warrants, valued at $3.4 million, to purchase one million shares of Coho old common stock at $10.425 per share for a period of five years to Amoco Production Company as partial consideration for the purchase of crude oil and natural gas properties. This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933, as no public offering was involved.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.


     Exhibits designated by the symbol * were filed with the original Registration Statement. Exhibits designated by the symbol ** were filed with Amendment No. 1 to Registration Statement. Exhibits designated by the symbol *** were filed with Amendment No. 2 to Registration Statement. Exhibits designated by the symbol **** are filed with this Amendment No. 3 to Registration Statement. All exhibits not so designated are incorporated by reference to a prior filing as indicated.


         2.1**           -- Debtor's First Amended and Restated Chapter 11 Plan of
                            Reorganization as filed with the United States Bankruptcy
                            Court for the Northern District of Texas on February 14,
                            2000 (included as Exhibit A to Exhibit 2.2 below).
         2.2**           -- Debtor's First Amended and Restated Disclosure Statement
                            with Respect to the Joint Plan of Reorganization under
                            Chapter 11 of the United States Bankruptcy Code as filed
                            with the United States Bankruptcy Court for the Northern
                            District of Texas on February 14, 2000.
         2.3             -- Findings of Fact, Conclusions of Law, and Order
                            Confirming Debtors' First Amended and Restated Chapter 11
                            Plan of Reorganization as filed with the United States
                            Bankruptcy Court for the Northern District of Texas on
                            March 20, 2000 (incorporated by reference to the
                            Company's Report on Form 8-K dated March 20, 2000).
         3.1***          -- Amended and Restated Articles of Incorporation of the
                            Company.
         3.2***          -- Amended and Restated Bylaws of the Company.
         4.1             -- Amended and Restated Articles of Incorporation (included as Exhibit 3.1 above).
         4.2             -- Amended and Restated Bylaws of the Company (included as
                            Exhibit 3.2 above).
         5.1***          -- Opinion of Fulbright & Jaworski L.L.P.
        10.1***          -- Executive Employment Severance Agreement dated April 3,
                            2000, by and between Jeffrey Clarke and Coho Energy, Inc.
        10.2             -- Crude Oil Purchase Contract dated January 25, 1996, by
                            and between Coho Marketing and Transportation, Inc. and
                            EOTT Energy Operating Limited Partnership (incorporated
                            by reference to Exhibit 10.17 to the Company's Annual
                            Report on Form 10-K for the year ended December 31,
                            1995).
        10.3***          -- Credit Agreement dated as of March 31, 2000, among Coho
                            Energy, Inc., The Chase Manhattan Bank, Meespierson
                            Capital Corp., Fleet National Bank, Chase Securities
                            Inc., Credit Lyonnais, New York Branch, ABN AMRO Bank
                            N.V., General Electric Capital Corporation, CIBC Inc.,
                            Credit Agricole Indosuez, and Natexis Banque BFCE.

        10.4***          -- Registration Rights Agreement dated as of March 31, 2000, among Coho Energy, Inc., PPM America Special Investments
                            Fund, L.P., PPM America Special Investments CBO II, L.P.,
                            Appaloosa Management L.P., as agent and on behalf of
                            certain funds including Appaloosa Investment Limited
                            Partnership I, Palomino Fund Ltd., and Tersk LLC;
                            Pacholder Associates, Inc., as agent and on behalf of
                            certain funds including Pacholder Value Opportunity Fund,
                            L.P., High Yield Fund, Inc., One Group High Yield Bond
                            and Evangelical Lutheran Church In America Board of
                            Pensions; and Oaktree Capital Management, LLC, as general
                            partner of and investment manager for the entities set
                            forth therein.
        10.5***          -- Note Agreement dated as of March 31, 2000, among Coho
                            Energy, Inc., Coho Resources, Inc., Coho Louisiana
                            Production Company, Coho Exploration, Inc., Coho Oil &
                            Gas, Inc., Interstate Natural Gas Company, PPM America
                            Special Investments Fund, L.P., PPM America Special
                            Investments CBO II, L.P., Appaloosa Investment Limited
                            Partnership I, Palomino Fund Ltd., Tersk LLC, Oaktree
                            Capital Management, LLC, Pacholder Value Opportunity
                            Fund, L.P., Pacholder High Yield Fund, Inc., One Group
                            High Yield Bond Fund, and Evangelical Lutheran Church in
                            America Board of Pensions.
        10.6***          -- Securities Purchase Agreement dated as of March 31, 2000, among Coho Energy, Inc., Coho Resources, Inc., Coho
                            Louisiana Production Company, Coho Exploration, Inc.,
                            Coho Oil & Gas, Inc., Interstate Natural Gas Company, PPM
                            America Special Investments Fund, L.P., PPM America
                            Special Investments CBO II, L.P., Appaloosa Management,
                            L.P., Oaktree Capital Management, LLC, and Pacholder
                            Associates, Inc.
        10.7             -- Crude Call Purchase Contract dated November 26, 1997 by and between Amoco Production Company and Coho
                            Acquisitions Company (incorporated by reference to
                            Exhibit 2.1 to the Company's Report on Form 8-K dated
                            December 18, 1997).
        10.8             -- Adoption Agreement for Coho Resources, Inc.'s Amended and
                            Restated 401(k) Savings Plan dated July 1, 1995
                            (incorporated by reference to Exhibit 10.27 to the
                            Company's Annual Report on Form 10-K for the year ended
                            December 31, 1998).
        10.9**           -- Letter Agreement dated March 5, 1999, by and between Coho
                            Marketing and Transportation, Inc. and EOTT Energy
                            Operating Limited Partnership, amending the Crude Oil
                            Purchase Contract dated January 25, 1996, by and between
                            Coho Marketing and Transportation, Inc. and EOTT Energy
                            Operating Limited Partnership (filed as Exhibit 10.27 to
                            Amendment No. 1 to Registration Statement).
        10.10***         -- Agreement dated as of April 13, 2000 by and among Anne
                            Marie O'Gorman and Coho Energy, Inc.
        10.11***         -- Agreement dated as of April 13, 2000 by and among Larry
                            L. Keller and Coho Energy, Inc.
        10.12***         -- Employment Agreement dated as of April 1, 2000 by and
                            among Michael Y. McGovern and Coho Energy, Inc.
        10.13***         -- Employment Agreement dated as of April 1, 2000 by and
                            among Gary L. Pittman and Coho Energy, Inc.
        10.14***         -- Employment Agreement dated as of April 1, 2000 by and
                            among Gerald E. Ruley and Coho Energy, Inc.
        21.1*            -- List of Subsidiaries of the Company.
        23.1****         -- Consent of Arthur Andersen LLP.

        23.2****         -- Consent of Ryder Scott Company, L.P.
        23.3****         -- Consent of Sproule Associates, Inc.
        23.4***          -- Consent of Fulbright & Jaworski L.L.P. (included in
                            Exhibit 5.1 above).
        27.1**           -- Financial Data Schedule.
        99.1***          -- Form of Notice of Exercise of Rights and related
                            documents.


     (b) Financial Statement Schedules.

     All schedules for which provision is made in applicable accounting regulations of the Securities and Exchange Commission have been omitted as the schedules are either not required under the related instructions or are not applicable, or the information required thereby is set forth in the Financial Statements or the Notes thereto.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Coho pursuant to the foregoing provisions, or otherwise, Coho has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Coho of expenses incurred or paid by a director, officer or controlling person of Coho in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Coho will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this type of indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, Coho Energy, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on May 1, 2000.


                                            COHO ENERGY, INC.

                                            By:    /s/ MICHAEL MCGOVERN
                                              ----------------------------------
                                                       Michael McGovern
                                                          President
                                                 and Chief Executive Officer


     This report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

                /s/ MICHAEL MCGOVERN                   President, Chief Executive Officer     May 1, 2000
-----------------------------------------------------    (Principal Executive Officer)
                  Michael McGovern

                          *                            Chief Financial Officer (Principal     May 1, 2000
-----------------------------------------------------    Financial Officer)
                   Gary L. Pittman

                          *                            Controller (Principal Accounting       May 1, 2000
-----------------------------------------------------    Officer)
                   Susan J. McAden

                          *                            Director                               May 1, 2000
-----------------------------------------------------
                   Eugene L. Davis

                          *                            Director                               May 1, 2000
-----------------------------------------------------
                   John G. Graham

                          *                            Director                               May 1, 2000
-----------------------------------------------------
                   James E. Bolin

                          *                            Director                               May 1, 2000
-----------------------------------------------------
                  Ronald Goldstein

                          *                            Director                               May 1, 2000
-----------------------------------------------------
                   Michael Salvati

              *By: /s/ MICHAEL MCGOVERN
  ------------------------------------------------
                  Michael McGovern
                  Attorney-in-Fact

                               INDEX TO EXHIBITS


     Exhibits designated by the symbol * were filed with the original Registration Statement. Exhibits designated by the symbol ** were filed with Amendment No. 1 to Registration Statement. Exhibits designated by the symbol *** were filed with Amendment No. 2 to Registration Statement. Exhibits designated by the symbol **** are filed with this Amendment No. 3 to Registration Statement. All exhibits not so designated are incorporated by reference to a prior filing as indicated.



          2.1**          -- Debtor's First Amended and Restated Chapter 11 Plan of
                            Reorganization as filed with the United States Bankruptcy
                            Court for the Northern District of Texas on February 14,
                            2000 (included as Exhibit A to Exhibit 2.2 below).
          2.2**          -- Debtor's First Amended and Restated Disclosure Statement
                            with Respect to the Joint Plan of Reorganization under
                            Chapter 11 of the United States Bankruptcy Code as filed
                            with the United States Bankruptcy Court for the Northern
                            District of Texas on February 14, 2000.
          2.3            -- Findings of Fact, Conclusions of Law, and Order
                            Confirming Debtors' First Amended and Restated Chapter 11
                            Plan of Reorganization as filed with the United States
                            Bankruptcy Court for the Northern District of Texas on
                            March 20, 2000 (incorporated by reference to the
                            Company's Report on Form 8-K dated March 20, 2000).
          3.1***         -- Amended and Restated Articles of Incorporation of the
                            Company.
          3.2***         -- Amended and Restated Bylaws of the Company.
          4.1            -- Amended and Restated Articles of Incorporation (included as Exhibit 3.1 above).
          4.2            -- Amended and Restated Bylaws of the Company (included as
                            Exhibit 3.2 above).
          5.1***         -- Opinion of Fulbright & Jaworski L.L.P.
         10.1***         -- Executive Employment Severance Agreement dated April 3,
                            2000, by and between Jeffrey Clarke and Coho Energy, Inc.
         10.2            -- Crude Oil Purchase Contract dated January 25, 1996, by
                            and between Coho Marketing and Transportation, Inc. and
                            EOTT Energy Operating Limited Partnership (incorporated
                            by reference to Exhibit 10.17 to the Company's Annual
                            Report on Form 10-K for the year ended December 31,
                            1995).
         10.3***         -- Credit Agreement dated as of March 31, 2000, among Coho
                            Energy, Inc., The Chase Manhattan Bank, Meespierson
                            Capital Corp., Fleet National Bank, Chase Securities
                            Inc., Credit Lyonnais, New York Branch, ABN AMRO Bank
                            N.V., General Electric Capital Corporation, CIBC Inc.,
                            Credit Agricole Indosuez, and Natexis Banque BFCE.
         10.4***         -- Registration Rights Agreement dated as of March 31, 2000, among Coho Energy, Inc., PPM America Special Investments
                            Fund, L.P., PPM America Special Investments CBO II, L.P.,
                            Appaloosa Management L.P., as agent and on behalf of
                            certain funds including Appaloosa Investment Limited
                            Partnership I, Palomino Fund Ltd., and Tersk LLC;
                            Pacholder Associates, Inc., as agent and on behalf of
                            certain funds including Pacholder Value Opportunity Fund,
                            L.P., High Yield Fund, Inc., One Group High Yield Bond
                            and Evangelical Lutheran Church in America Board of
                            Pensions; and Oaktree Capital Management, LLC, as general
                            partner of and investment manager for the entities set
                            forth therein.

         10.5***         -- Note Agreement dated as of March 31, 2000, among Coho
                            Energy, Inc., Coho Resources, Inc., Coho Louisiana
                            Production Company, Coho Exploration, Inc., Coho Oil &
                            Gas, Inc., Interstate Natural Gas Company, PPM America
                            Special Investments Fund, L.P., PPM America Special
                            Investments CBO II, L.P., Appaloosa Investment Limited
                            Partnership I, Palomino Fund Ltd., Tersk LLC, Oaktree
                            Capital Management, LLC, Pacholder Value Opportunity
                            Fund, L.P., Pacholder High Yield Fund, Inc., One Group
                            High Yield Bond Fund, and Evangelical Lutheran Church in
                            America Board of Pensions.
         10.6***         -- Securities Purchase Agreement dated as of March 31, 2000, among Coho Energy, Inc., Coho Resources, Inc., Coho
                            Louisiana Production Company, Coho Exploration, Inc.,
                            Coho Oil & Gas, Inc., Interstate Natural Gas Company, PPM
                            America Special Investments Fund, L.P., PPM America
                            Special Investments CBO II, L.P., Appaloosa Management,
                            L.P., Oaktree Capital Management, LLC, and Pacholder
                            Associates, Inc.
         10.7            -- Crude Call Purchase Contract dated November 26, 1997 by and between Amoco Production Company and Coho
                            Acquisitions Company (incorporated by reference to
                            Exhibit 2.1 to the Company's Report on Form 8-K dated
                            December 18, 1997).
         10.8            -- Adoption Agreement for Coho Resources, Inc.'s Amended and
                            Restated 401(k) Savings Plan dated July 1, 1995
                            (incorporated by reference to Exhibit 10.27 to the
                            Company's Annual Report on Form 10-K for the year ended
                            December 31, 1998).
         10.9**          -- Letter Agreement dated March 5, 1999, by and between Coho
                            Marketing and Transportation, Inc. and EOTT Energy
                            Operating Limited Partnership, amending the Crude Oil
                            Purchase Contract dated January 25, 1996, by and between
                            Coho Marketing and Transportation, Inc. and EOTT Energy
                            Operating Limited Partnership (filed as Exhibit 10.27 to
                            Amendment No. 1 to Registration Statement).
         10.10***        -- Agreement dated as of April 13, 2000 by and among Anne
                            Marie O'Gorman and Coho Energy, Inc.
         10.11***        -- Agreement dated as of April 13, 2000 by and among Larry
                            L. Keller and Coho Energy, Inc.
         10.12***        -- Employment Agreement dated as of April 1, 2000 by and
                            among Michael Y. McGovern and Coho Energy, Inc.
         10.13***        -- Employment Agreement dated as of April 1, 2000 by and
                            among Gary L. Pittman and Coho Energy, Inc.
         10.14***        -- Employment Agreement dated as of April 1, 2000 by and
                            among Gerald E. Ruley and Coho Energy, Inc.
         21.1*           -- List of Subsidiaries of the Company.
         23.1****        -- Consent of Arthur Andersen LLP.
         23.2****        -- Consent of Ryder Scott Company, L.P.
         23.3****        -- Consent of Sproule Associates, Inc.
         23.4***         -- Consent of Fulbright & Jaworski L.L.P. (included in
                            Exhibit 5.1).
         27.1**          -- Financial Data Schedule.
         99.1***         -- Form of Notice of Exercise of Rights and related
                            documents.